Exhibit 99.1

Annual Information Form

For the Year Ended December 31, 2020

March 19, 2021

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

TABLE OF CONTENTS

INTRODUCTORY NOTES AND CAUTIONARY STATEMENTS	3

CORPORATE STRUCTURE	9

GENERAL DEVELOPMENT OF THE BUSINESS	10

DESCRIPTION OF THE BUSINESS	16

MINERAL PROJECTS	23

RISK FACTORS	68

DESCRIPTION OF CAPITAL STRUCTURE	83

DIVIDENDS	84

MARKET FOR SECURITIES	84

DIRECTORS AND OFFICERS	85

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	88

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	89

TRANSFER AGENTS AND REGISTRARS	89

MATERIAL CONTRACTS	89

INTERESTS OF EXPERTS	89

AUDIT COMMITTEE INFORMATION	90

ADDITIONAL INFORMATION	93

SCHEDULE “A”	94

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

INTRODUCTORY NOTES AND CAUTIONARY STATEMENTS

GENERAL

In this Annual Information Form (“AIF”), Orla Mining Ltd., together with its subsidiaries, as the context requires, is referred to as the “Company” and “Orla”. Unless otherwise stated, all information contained in this AIF is as at December 31, 2020, being the date of the Company’s most recently completed financial year.

This AIF should be read in conjunction with the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2020, which are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This AIF contains references to Canadian dollars (“C$”) and United States dollars (“$”, “US$”, or “US dollars”). All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Unless otherwise indicated, Canadian dollar amounts have been converted to United States dollars at the indicative exchange rate on December 31, 2020, as quoted by the Bank of Canada, of US$0.7854 = C$1.00.

GOLD PRICES

The high, low, average, and closing London PM fix gold (“gold” or “Au”) prices in United States dollars per troy ounce for each of the three years preceding the period ended December 31, 2020, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31
	2020	2019	2018
High	$2,067	$1,546	$1,355
Low	$1,474	$1,270	$1,178
Average	$1,770	$1,393	$1,279
Closing	$1,888	$1,515	$1,282

SILVER PRICES

The high, low, average, and closing London fix silver (“silver” or “Ag”) prices in United States dollars per troy ounce for each of the three years preceding the period ended December 31, 2020, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31
	2020	2019	2018
High	$28.89	$19.31	$17.52
Low	$12.01	$14.38	$13.97
Average	$20.55	$16.21	$15.71
Closing	$26.49	$18.05	$15.47

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, statements regarding planned exploration and development programs and expenditures; the estimation of Mineral Resources and Mineral Reserves (each as defined herein); feasibility studies and economic results thereof, including but not limited to future production, costs and expenses; mine production plans; projected mining and process recovery rates; mining dilution assumptions; timeline for receipt of any required agreements, approvals or permits; sustaining costs and operating costs; interpretations and assumptions regarding joint venture and potential contract terms; closure costs and requirements; obtaining regulatory approvals related to the Layback Agreement (as defined herein); the expected additional material to be included in a future mine plan as a result of the Layback Agreement; terms of and ability to reach a subsequent agreement with Fresnillo plc (“Fresnillo”) (as defined herein) to access the sulphide mineral resource at the Camino Rojo Project (as defined herein) and obtaining regulatory approvals related thereto; expectations on the potential extension of the expired mineral concessions with respect to the Cerro Quema Project (as defined herein); proposed exploration plans and expected results of exploration from each of the Cerro Quema Project and the Camino Rojo Project (as defined herein); Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties and regulatory approvals required in connection with exploration plans and future mining and mineral processing operations, including but not limited to, necessary permitting required to implement expected future exploration plans; community and ejido relations; availability of sufficient water for proposed operations; competition for, among other things, acquisitions of mineral reserves, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations and the ability to secure the required capital to conduct planned exploration programs, studies and construction and the Company’s development objectives and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold, anticipated costs and the Company’s ability to fund its programs, the Company’s ability to carry on exploration and development activities, the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement, that all conditions of the Company’s Facility (as defined herein) will be met, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on the Company’s mineral properties, the obtaining of a subsequent agreement with Fresnillo to access the sulphide Mineral Resource at the Camino Rojo Project and develop the entire Camino Rojo Project Mineral Resources estimate, that political and legal developments will be consistent with current expectations, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company’s ability to operate in a safe, efficient and effective manner and the Company’s ability to obtain financing as and when required and on reasonable terms and that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change or disruptions affecting the Company or its properties.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) risks related to uncertainties inherent in the preparation of feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost of production, variations in quantity of mineralized material, grade or recovery rates, geotechnical or hydrogeological considerations during mining differing from what has been assumed, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to exchange, interest or tax rates, cost of labour, supplies, fuel and equipment rising, changes in project parameters, delays and costs inherent to consulting and accommodating rights of local communities; (ii) title risks; (iii) risks that the interpreted drill results may not accurately represent the actual continuity of geology or grade of the deposit, bulk density measurements may not be representative, interpreted and modelled metallurgical domains may not be representative, and metallurgical recoveries may not be representative; (iv) access to additional capital; (v) uncertainty and variations in the estimation of Mineral Resources and Mineral Reserves; (vi) delays in or failure to obtain any necessary regulatory approvals and permits related to the Layback Agreement; (vii) delays in or failures to enter into a subsequent agreement with Fresnillo with respect to the sulphide Mineral Resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; (viii) health, safety and environmental risks; (ix) success of exploration, development and operation activities; (x) risks relating to foreign operations and expropriation or nationalization of mining operations; (xi) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (xii) delays in or failure to get access from surface rights owners; (xiii) uncertainty in estimates of production, capital and operating costs and potential production and cost overruns; (xiv) the impact of Panamanian or Mexican laws regarding foreign investment; (xv) the fluctuating price of gold and silver, and currency and interest rates; (xvi) assessments by taxation authorities in multiple jurisdictions; (xvii) uncertainties related to title to mineral properties; (xviii) the Company’s ability to identify, complete and successfully integrate acquisitions; (xix) volatility in the market price of the Company’s securities; (xx) risks related to the effects of the novel coronavirus (“COVID 19”) on the Company; and (xxi) risks associated with executing the Company’s objectives and strategies.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this AIF and, accordingly, are subject to change after such date. The Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR at www.sedar.com and the Company’s documents filed with, or furnished to, the United States Securities and Exchange Commission (the “SEC”), which are available on EDGAR at www.sec.gov.

As set forth under “Risk Factors” herein, investors are cautioned that all of the mineralization comprised in the Company’s Mineral Resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by the Company. However, the Mineral Resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by Fresnillo and that waste would be mined on Fresnillo’s mineral titles. On December 21, 2020, Orla announced that it had entered into the Layback Agreement. The Layback Agreement allows Orla to expand the Camino Rojo Project oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. This expansion will increase oxide and transitional ore available for extraction on Orla’s property below the pit outlined in Orla’s previous 2019 feasibility study. The Layback Agreement is only with respect to the portion of the heap leach material included in the current Mineral Reserve. As such, any potential development of the Camino Rojo Project that includes an open pit encompassing the entire Mineral Resource estimate would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles). It is estimated that approximately two-thirds of the mill Mineral Resource estimate and one-quarter of the leach Mineral Resource estimate comprising the Mineral Resource estimate are dependent on this additional agreement being entered into with Fresnillo. The leach Mineral Resource dependent on the additional agreement is mainly comprised of less oxidized transitional material with the lowest predicted heap-leach recoveries. Delays in, or failure to obtain, an additional agreement with Fresnillo would affect the development of a significant portion of the Mineral Resources of the Camino Rojo Project that are not included in the 2021 Camino Rojo Report mine plan, in particular by limiting access to significant mineralized material at depth. There can be no assurance that the Company will be able to negotiate such additional agreement on terms that are satisfactory to the Company and Fresnillo or that there will not be delays in obtaining the necessary additional agreement. Should such a subsequent agreement with Fresnillo not be obtained on favourable terms, the economics of any potential mine development using the full Mineral Resource estimate would be significantly negatively impacted.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this AIF relating to the Company’s mineral properties has been reviewed and approved by J. Andrew Cormier, P.Eng., Chief Operating Officer of the Company. Mr. Cormier is a “Qualified Person” as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

The disclosure included in this AIF uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and Mineral Resources estimations are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Reserves and Mineral Resources adopted by the CIM Council on May 10, 2014 and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:

A “Mineral Resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that most of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

A “Mineral Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

“Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED, AND INFERRED MINERAL RESOURCES

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and uses terms that are not recognized by the SEC. Canadian reporting requirements for disclosure of mineral properties are governed by the Canadian Securities Administrators’ NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Standards. United States reporting requirements are currently governed by the SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported but embody different approaches and definitions. For example, the terms “Mineral Reserve,” “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Inferred Mineral Resources”, “Indicated Mineral Resources”, “Measured Mineral Resources” and “Mineral Resources” used or referenced in this AIF are Canadian mining terms as defined in NI 43-101, and these definitions differ significantly from the definitions in SEC Industry Guide 7 under the Securities Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules and regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies or other economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this AIF containing descriptions of mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources.” In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, U.S. investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources that the Company reports are or will be economically or legally mineable. Further, “Inferred Mineral Resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “Inferred Mineral Resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as “Proven Mineral Reserves”, “Probable Mineral Reserves”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

The Company was incorporated under the Business Corporations Act (Alberta) on May 31, 2007 as a Capital Pool Company (as defined by the TSX Venture Exchange (the “TSXV”)). On June 3, 2010, the Company was continued into British Columbia under the Business Corporations Act (British Columbia) and on April 21, 2015, the Company was continued into Ontario under the Business Corporations Act (Ontario). On June 12, 2015, the Company changed its name from “Red Mile Minerals Corp.” to “Orla Mining Ltd.” On December 2, 2016, in order to facilitate the acquisition of Pershimco Resources Inc. (“Pershimco”), the Company was continued as a federal company under the Canada Business Corporations Act (the “CBCA”). Following the continuance, on December 6, 2016, the plan of arrangement under the CBCA involving Orla and Pershimco (the “Arrangement”) was affected. Pursuant to the Arrangement, among other things, Orla and Pershimco were amalgamated and continued as one company under the name “Orla Mining Ltd.”

The Company’s registered office and its head and principal office is located at Suite 202 – 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

INTERCORPORATE RELATIONSHIPS

The following is a diagram of the intercorporate relationships among Orla and its material subsidiaries, including their respective jurisdictions of incorporation.

Inactive subsidiaries and those with both less than 10% of the total assets of the Company and 10% of the total revenues of the Company are excluded. As required under Mexican corporate law, Minera Camino Rojo SA de CV (“Minera Camino Rojo”) has two shareholders – Orla Mining Ltd. holds 98% of the shares and 2% are held by a Canadian subsidiary of the Company, which holds its shares in trust for the Company.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

Orla is a Canadian company listed on the Toronto Stock Exchange (“TSX”) under the symbol “OLA” and on the NYSE American LLC (the “NYSE American”) under the symbol “ORLA”. The Company’s focus is on the acquisition, exploration, development and exploitation of mineral properties in which the Company’s exploration, development and operating expertise could substantially enhance shareholder value. The Company currently has two material gold projects with near-term production potential based on open pit mining and heap leaching – the Camino Rojo project in Zacatecas State, Mexico (the “Camino Rojo Project”) and the Cerro Quema project in Los Santos Province, Panama (the “Cerro Quema Project”).

The Camino Rojo Project is a 100% owned advanced gold oxide heap leach project which leverages management’s and the Company’s Board of Directors’ (the “Board” or “Board of Directors”) extensive exploration, development, and operating experience in Mexico. The Camino Rojo Project covers over 163,000 hectares (“ha”). Access and infrastructure are excellent with a paved highway and powerline nearby. A NI 43-101 technical report dated January 11, 2021 containing current Mineral Resource and Mineral Reserve estimations for the Camino Rojo Project and operating plan has been filed under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. For further details regarding the Camino Rojo Project, see “Mineral Projects – Camino Rojo Project”.

The Cerro Quema Project includes mineralized zones with the potential to support a near-term oxide gold production scenario and various exploration targets. The Cerro Quema Project concessions cover 14,800 ha and have paved road access, supportive local communities, and private land ownership. The Cerro Quema Project is currently in the last stage of the permitting process for a proposed open pit mine and gold heap leach operation. For further details regarding the Cerro Quema Project, see “Mineral Projects – Cerro Quema Project”.

GENERAL DEVELOPMENT OF THE BUSINESS

THE PERSHIMCO ACQUISITION

On September 14, 2016, Orla and Pershimco entered into a definitive arrangement agreement (the “Arrangement Agreement”) to amalgamate the two companies by way of a court-approved Arrangement under the CBCA. Concurrently with entering into the Arrangement Agreement, Orla subscribed for 12,121,212 Pershimco Shares at a price of C$0.33 per Pershimco Share in a private placement for total gross proceeds to Pershimco of approximately C$4 million, representing approximately 4% of the Pershimco Shares on a pro forma basis. The private placement financing was not conditional on the completion of the Arrangement.

In connection with the proposed Arrangement, Orla entered into an agreement with GMP Securities L.P. on behalf of a syndicate of agents (the “Agents”) to complete a private placement of subscription receipts (the “Subscription Receipts”) for total gross proceeds of approximately C$50 million at a price of C$1.75 per Subscription Receipt. Each Subscription Receipt entitled the holder thereof to one Old Orla Share on satisfaction of the release conditions, which Old Orla Shares would then participate in the Arrangement, as discussed below. Insiders of Orla participated in the financing and subscribed for an aggregate of 12,604,000 Subscription Receipts representing 44.1% of the outstanding Subscription Receipts sold under the private placement, and minority shareholder approval was obtained for the insider participation.

On December 6, 2016, Orla announced the completion of the Arrangement and the release of the proceeds of the private placement of Subscription Receipts from escrow. The proceeds were used to repay any amounts owed to RK Mine Finance, for exploration at the Cerro Quema Project and for general corporate purposes.

Under the Arrangement, each Orla shareholder received one common share of the amalgamated Orla entity (the “Common Shares”) in exchange for each Old Orla Share held. Each Pershimco shareholder received (i) 0.19 of a Common Share for each Pershimco Share held; and (ii) 0.04 of a class A common share of Orla. Each whole class A common share entitled its holder to receive, without payment of additional consideration, one Common Share conditional upon the issuance of a ministerial resolution by the Ministry of Environment of Panama, accepting the ESIA for the Cerro Quema Project on or prior to January 31, 2017. All outstanding options and warrants of both Orla and Pershimco were exchanged for equivalent securities of Orla in accordance with the Arrangement, while the outstanding restricted share units of Pershimco were paid out in either cash or Common Shares.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

Following completion of the Arrangement, Orla had approximately 116 million Common Shares issued and outstanding with approximately 53% of the Common Shares being held by former shareholders of Orla and 47% of the Common Shares being held by former shareholders of Pershimco. Additionally, Orla had approximately 11 million class A shares issued and outstanding, which were all held by former shareholders of Pershimco. The 12,121,212 Pershimco Shares held by Orla were cancelled in connection with the Arrangement.

On December 7, 2016, the post-arrangement Common Shares commenced trading on the TSXV under the symbol OLA.

On February 2, 2017 Orla announced that the ESIA was not received prior to January 31, 2017 and, as a result and in accordance with their terms, any right held by the holders of class A common shares to receive Common Shares was terminated.

THE CAMINO ROJO PROJECT ACQUISITION

On June 21, 2017, Orla announced it had entered into an asset purchase agreement dated June 20, 2017, as amended (the “Camino Agreement”) pursuant to which Orla would acquire the Camino Rojo Project from Goldcorp Inc. (“Goldcorp”) for consideration to Goldcorp consisting of 31,860,141 Common Shares and a 2.0% net smelter royalty (the “Camino Acquisition”). On November 7, 2017, Orla and Goldcorp completed the Camino Acquisition. Following the Camino Acquisition, Goldcorp held 31,860,141 Common Shares, representing 19.9% of the then outstanding Common Shares of Orla.

In addition, Orla and Goldcorp entered into an option agreement dated November 7, 2017 (the “Option Agreement”) regarding the potential future development of a sulphide operation at the Camino Rojo Project whereby Goldcorp will, subject to the sulphide project meeting certain thresholds, have an option to acquire a 60% or 70% interest in such sulphide project at the Camino Rojo Project. Orla will be the operator of the Camino Rojo Project and will have full rights to explore, evaluate, and exploit the property. However, in the event sulphide projects are defined through one or more positive pre-feasibility studies outlining a development scenario as outlined below, Goldcorp will have an option to enter into a joint venture with Orla for the purpose of future exploration, advancement, construction, and exploitation of such a sulphide project.

In connection with the issuance of the Common Shares by the Company to Goldcorp, the parties entered into an investor rights agreement (the “IRA”). The IRA provides that (i) Goldcorp will not sell any of the Common Shares for a period of two years from the closing date, except in certain circumstances; (ii) for so long as Goldcorp maintains at least a 10% equity interest in the Company, it will have the right to participate in future equity offerings used to advance the Cerro Quema or Camino Rojo projects, in order to maintain its pro rata ownership and (iii) Goldcorp will have the right to appoint one nominee to the Board of Directors.

DEVELOPMENTS DURING 2018

On January 25, 2018, Orla entered into an agreement to acquire up to a 100% interest in the Monitor Gold exploration project (the “Monitor Gold Project”) covering approximately 2,800 ha in central Nevada. The agreement is structured as a lease between the vendor, Mountain Gold Claims LLC (“Mountain Gold”), a privately held Nevada company, Orla, and Monitor Gold Corporation, a wholly owned subsidiary of Orla. The agreement covers an initial 340 claims and is subject to a surrounding area of interest (the “AOI”) in which any additional mineral claims Orla acquires will become part of the lease and a right for Orla to acquire ownership of any claims required to develop a mining operation. Mountain Gold retains a 3% net smelter royalty covering the claims and any new claims in the AOI, with Orla having the right to purchase a portion of this royalty and a right of first refusal on the remaining portion. Pursuant to the terms of the agreement, Orla is required to make an advanced royalty payment of $5,000 on execution of the agreement, and advanced royalty payments in the aggregate amount of $525,000, as allocated per year in the agreement until the 10th anniversary date, and $100,000 on the 11th anniversary date and each anniversary date thereafter. Orla has annual work commitments in the aggregate of $155,000 for the first four years of the lease, and $100,000 for the fifth year and each year thereafter. In addition, Orla will be required to make payments of $50,000, $150,000 and $250,000, on each of the first, third and fifth anniversary dates, respectively, with such payments to be satisfied in cash or through the issuance of Common Shares, which shares will be issued at a price based on the closing price of the Common Shares on the date prior to the applicable anniversary date or such other price as may be required by the applicable stock exchange. On January 28, 2019, the Company issued 58,895 Common Shares at a deemed price of C$1.10 per share to Mountain Gold in respect of the annual share consideration to be issued by the Company on the first anniversary. On February 5, 2021, the Company issued 33,000 Common Shares at a deemed price of C$5.78 per share to Mountain Gold in respect of the annual share consideration to be issued by the Company on the third anniversary. The Monitor Gold Project is not considered to be a material project for the Company.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

On February 15, 2018, Orla closed a bought deal financing with a syndicate of underwriters and issued 17,581,200 units (each, a “2018 Unit”) of Orla at a price of C$1.75 per 2018 Unit for gross proceeds of C$30,767,100 (the “2018 Offering”). Each 2018 Unit was comprised of one Common Share and one-half of one common share purchase warrant (each whole warrant, a “February 2021 Warrant”), where each full February 2021 Warrant entitles the holder to purchase one Common Share at a price of C$2.35 until February 15, 2021. The 2018 Units were sold pursuant to an underwriting agreement between the Company and a syndicate of investment dealers led by GMP Securities L.P. The 2018 Units issued under the 2018 Offering were offered by way of short form prospectus in all the Provinces of Canada, other than Québec and sold elsewhere outside of Canada on a private placement basis. Goldcorp and Agnico Eagle Mines Limited (“Agnico Eagle”) each subscribed for such number of 2018 Units from the 2018 Offering as were necessary to maintain their ownership positions in Orla of approximately 19.9% and 9.9%, respectively. Orla utilized the net proceeds of the 2018 Offering for exploration and development activities at its Camino Rojo and Cerro Quema projects and for general corporate purposes.

On April 30, 2018, Mr. Etienne Morin was appointed as the new Chief Financial Officer of the Company.

On May 29, 2018, Orla announced the results of a positive preliminary economic assessment (“PEA”) and a Mineral Resource estimate on the Camino Rojo Project. See “Mineral Projects – Camino Rojo Project”.

On November 1, 2018, the Common Shares commenced trading on the TSX and were delisted from trading on the TSXV.

On November 12, 2018, Mr. Jason Simpson assumed the role as the Company’s President and Chief Executive Officer upon the resignation of Mr. Marc Prefontaine. In addition to the role of President and Chief Executive Officer, Mr. Simpson was also appointed a Director of the Company.

DEVELOPMENTS DURING 2019

On March 11, 2019, the Company filed a short form base shelf prospectus (the “Base Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada, except Quebec, which allows the Company to offer for sale and issue from time to time Common Shares, warrants to purchase Common Shares, subscription receipts, units and debt securities, or any combination thereof, having a total aggregate offering price for such securities, of up to C$300,000,000 (or the equivalent thereof in other currencies) during the 25-month period that the Base Shelf Prospectus, including any amendments thereto, remains effective.

On April 18, 2019, Newmont Mining Corporation acquired all outstanding common shares of Goldcorp and the combined company became known as Newmont Goldcorp Corporation. Effective January 6, 2020, Newmont Goldcorp Corporation changed its name to Newmont Corporation (“Newmont”). By virtue of the takeover of Goldcorp by Newmont, Newmont assumed all rights and obligations of Goldcorp pursuant to all Goldcorp contracts with the Company. Where applicable, all future references in this AIF to Goldcorp have been changed to Newmont.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

On May 14, 2019, the Company announced an early warrant exercise incentive program (the “Incentive Program”) for its 6,737,500 outstanding and unlisted warrants having an exercise price of C$0.62 and expiring on July 8, 2021 (“July 2021 Warrants”). The Incentive Program was designed to encourage the early exercise of the 2021 Warrants during a 30-day early exercise period commencing June 13, 2019 and ending on July 12, 2019 (the “Incentive Period”). Pursuant to the Incentive Program, the holders of the July 2021 Warrants (the “Warrantholders”) were entitled to receive one full new warrant (the “Incentive Warrant”) upon the exercise of each July 2021 Warrant during the Incentive Period. Pursuant to the Incentive Program, 5,842,500 July 2021 Warrants were exercised, resulting in total gross proceeds to the Company of C$3,622,350. The Incentive Program resulted in the Company issuing 5,842,500 Common Shares and 5,842,500 Incentive Warrants exercisable into one Common Share at a price of C$1.65 for a period of three years expiring on June 12, 2022.

At the 2019 shareholder meeting, Elizabeth McGregor was elected as a Director of the Company, and Hans Smit ceased as a Director of the Company.

On June 25, 2019, Orla announced the results of its positive Feasibility Study on the Camino Rojo Oxide Gold Project located in Zacatecas state, Mexico. Subsequently on August 6, 2019, an independent technical report titled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project, Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 (the “2019 Technical Report”) was filed under the Company’s profile on SEDAR at www.sedar.com.

The Company announced on September 9, 2019 that the Company has awarded the engineering, procurement and construction management (“EPCM”) contract for the Camino Rojo Project to M3 Engineering & Technology Corporation, a full service EPCM firm headquartered in Tucson, Arizona.

On December 18, 2019, the Company entered into a loan agreement (the “Loan Agreement”) with Trinity Capital Partners Corporation and a syndicate of other lenders (which include Agnico Eagle, Pierre Lassonde and three Directors of the Company) (collectively, the “Lenders”) with respect to a secured project finance facility of up to $125 million (the “Facility”) for the development of the Camino Rojo Project. The Facility is for a term of five years (ending December 18, 2024), bears interest at 8.8% per annum and is comprised of three tranches – an initial tranche of $25 million (drawn down on December 18, 2019) and two subsequent tranches of $50 million each available for drawdown upon satisfaction of certain conditions precedent, including the receipt of key permits required for the development of the Camino Rojo Project. The second tranche of $50 million was drawn down on October 30, 2020. Under the term of the Loan Agreement, Orla must draw down the third and final tranche of $50 million within six months of second tranche, being April 30, 2021. The Company can prepay the Facility, in full or in part, at any time during the term, without penalty, with cash flow from operations. The terms of the Facility require no mandatory hedging, production payments, offtake, streams or royalties. In connection with the closing of the Facility, on December 18, 2019, the Company issued an aggregate of 32.5 million share purchase warrants (the “2026 Warrants”) to the Lenders having an exercise price of C$3.00 per Common Share for a period of seven years expiring on December 18, 2026. Concurrent with the closing of the Facility, the Board approved the start of construction spending at Camino Rojo (for immediate needs such as detailed engineering and the ordering of long lead items such as the crushing system) and the commencement of project construction (subject to receipt of all required permits).

The Company announced on December 9, 2019 that it has received notification from the Mexican federal government environmental department known as SEMARNAT, granting approval to the Change of Land Use Permit, being one of the two key permits required for the development of the Camino Rojo Project.

Hans Smit ceased as Chief Operating Officer of the Company on December 31, 2019. Mr. Smit remains with the Company as a consultant.

On October 18, 2019, the Company entered into an investor rights agreement with Agnico Eagle (the “Investor Rights Agreement”) (subsequently amended on December 17, 2019) pursuant to which, among other things, a previous participation right agreement dated January 26, 2019 between Agnico Eagle and the Company was terminated and Agnico Eagle was granted, subject to the terms and conditions set out in the Investor Rights Agreement, certain rights, including the right to participate in certain equity offerings undertaken by the Company and the right to nominate one member to the Company’s Board of Directors. The Investor Rights Agreement also provides for certain limited restrictions on the transfer of Common Shares held by Agnico Eagle. The Investor Rights Agreement is available for review under the Company’s profile on SEDAR at www.sedar.com.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

DEVELOPMENTS DURING 2020

The global outbreak of COVID-19 in 2020-2021 has had a significant impact on businesses through restrictions put in place by governments around the world, including the jurisdictions in which the Company conducts its business. Orla’s activities have been restricted by government orders related to, among others, travel, business operations, and stay-at-home orders.

The Board has oversight over management’s response to COVID-19, and has reviewed the plans and protocols in place. The Company has implemented strict COVID-19 protocols, including rigorous screening and testing programs at the site operations. Orla continues to maintain robust organization-wide COVID-19 prevention protocols to support the health of its employees and local communities. Orla is closely monitoring the potential impacts from the pandemic on areas including equipment delivery and logistics, construction costs and schedule, as well as community and government relations. Vaccination programs in Mexico are ongoing. Vaccinations for senior citizens in the local community of San Tiburcio and other nearby communities have commenced and we expect such programs to expand in the state of Zacatecas as more vaccine shipments are received.

As of the date of this AIF, it is not possible to determine the extent of the impact that this global health emergency will have on Orla’s activities as the impacts will depend on future developments which themselves are highly uncertain and cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, its extent and intensity, the duration of the outbreak, and possible government, societal, and individual responses to the situation. See the section of this AIF entitled “Risk Factors – Natural disasters, terrorist acts, health crises and other disruptions and dislocations, including by the COVID-19 pandemic, whether those effects are local, nationwide or global”.

The Company delivered a change of auditor notice dated March 25, 2020 in connection with the change in auditor from Davidson & Company LLP, Chartered Professional Accountants to Ernst & Young LLP, Chartered Professional Accountants. Ernst & Young LLP has confirmed that they are independent with respect to the Corporation within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

On April 3, 2020, the Company closed a bought deal financing with a syndicate of underwriters led by Stifel Nicolaus Canada Inc. and including Desjardin Securities Inc., Paradigm Capital Inc. and Cormark Securities Inc. (the “2020 Bought Deal Financing”). Pursuant to the 2020 Bought Deal Financing, a total of 36,600,000 Common Shares were sold at a price of C$2.05 per Common Share for aggregate gross proceeds to the Company of C$75,030,000.

On April 16, 2020, the Company appointed J. Andrew Cormier as Chief Operating Officer. Mr. Cormier succeeded Mr. Hans Smit, who retired in December 2019 as Chief Operating Officer.

On August 13, 2020, the Company announced that the Mexican Federal Environmental Department had granted approval of the Company’s environmental impact statement (“EIS”) required for the development of the Camino Rojo Project. The approval of the EIS is conditional upon Orla meeting certain customary conditions and standard requirements. As a result of the approval of the EIS, the Company now has the two principal permits necessary for commencement of construction activities at Camino Rojo.

On November 2, 2020, the Company announced that it had completed the second tranche drawdown of $50 million under its $125 million Facility as described above. As of November 2, 2020 and as of the date of this document, $75 million had been drawn down under the Facility.

On December 4, 2020, the Company appointed Eric Colby to the Board, as nominated by Newmont pursuant to the IRA. In connection with Orla’s purchase of the Camino Rojo Project on November 7, 2017, Newmont was granted the right to appoint one nominee to the Board for so long as Newmont maintains a 10% interest or greater in the Company. As of March 18, 2021, Newmont owns approximately 17.5% of the issued and outstanding Common Shares.

On December 18, 2020, the Common Shares were authorized for listing on the NYSE American under the symbol “ORLA”. The Common Shares commenced trading on the NYSE American on December 22, 2020.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

On December 21, 2020, Orla announced it had completed the Layback Agreement (“Layback Agreement”) with Fresnillo following the previously announced non-binding letter agreement between Orla and Fresnillo dated March 18, 2020. Closing of the Layback Agreement was subject to receipt of approval from the Federal Competition Commission (Comisión Federal de Competencia Económica or “COFECE”), which has been received. The Layback Agreement will allow Orla to expand the Camino Rojo Project oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. Orla will have access to oxide and transitional heap leachable mineral resources on Orla’s property below the open pit outlined in the 2019 Technical Report (as defined herein). In addition, the Layback Agreement will provide Orla with the right to mine from Fresnillo’s mineral concession, and recover for Orla’s account, all oxide and transitional material amenable to heap leaching that is within an expanded open pit. Pursuant to the terms of the Layback Agreement, Orla will pay Fresnillo a total cash consideration of $62.8 million through a staged payment schedule:

•	$25 million due upon receipt of COFECE approval (completed);

•	$15 million due no later than (i) twelve (12) months following the commencement of commercial production at Camino Rojo Project or (ii) December 1, 2022, whichever is earlier; and

•	$22.8 million due no later than (i) twenty-four (24) months following the commencement of commercial production at Camino Rojo Project or (ii) December 1, 2023, whichever is earlier.

The amounts for the remaining payments shall bear an interest of 5% per annum until the date of payment. The Layback Agreement will not preclude or restrict Fresnillo from participating in any future development of the sulphide mineral resource at the Camino Rojo Project.

DEVELOPMENTS DURING 2021

On January 11, 2021, the Company announced the results of an updated Feasibility Study and mineral reserve estimate on the Camino Rojo Project (the “2021 Camino Rojo Report”). The updated Feasibility Study, as set out in the 2021 Camino Rojo Report, highlighted a 54% increase in contained gold mineral reserves and a 3.5-year extension to the mine life of the Camino Rojo Project, which is currently under construction. The estimated after-tax net present value (5% discount rate) of the Camino Rojo Project is now $452 million with an after-tax internal rate of return of 62% at a gold price of $1,600 per ounce. The updated Feasibility Study reflects some of the benefits resulting from the pit expansion made possible through the completion of the Layback Agreement. On February 9, 2021, the Company filed the 2021 Camino Rojo Report on SEDAR and EDGAR. See “Mineral Projects – Camino Rojo Project”.

On February 10, 2021, the Company filed a preliminary short form base shelf prospectus (the “2021 Base Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada, which allows the Company to offer for sale and issue from time to time Common Shares, warrants to purchase Common Shares, subscription receipts, units and debt securities, or any combination thereof (collectively, the “Securities”), having a total aggregate offering price for such securities, of up to C$300,000,000 (or the equivalent thereof in other currencies) during the 25-month period that the 2021 Base Shelf Prospectus, including any amendments thereto, remains effective. The 2021 Base Shelf Prospectus was part of a registration statement on Form F-10 which the Company also filed on February 10, 2021 with the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) relating to the Securities. The previous base shelf prospectus was set to expire in April of 2021. The renewed 2021 Base Shelf Prospectus will be effective for a further 25-month period and also qualifies for distribution in the United-States. The final 2021 Base Shelf Prospectus was filed with securities regulatory authorities in Canada and with the SEC in the United States on March 12, 2021.

On February 26, 2021, the Company announced that it had completed the Layback Agreement with Fresnillo following receipt of approval from COFECE. Subsequent to the receipt of this approval, Orla made the initial payment of $25 million to Fresnillo.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

DESCRIPTION OF THE BUSINESS

SUMMARY

As described above under “General Development of the Business”, the Company is a natural resource exploration and development company engaged in the business of acquisition, development and exploitation of mineral properties whose current efforts are focused on its Camino Rojo Project and Cerro Quema Project. See “Mineral Projects – Camino Rojo Project” and “Mineral Projects – Cerro Quema Project”.

SPECIALIZED SKILL AND KNOWLEDGE

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, environmental permitting, corporate social responsibility, finance, and accounting. Orla faces competition for qualified personnel with these specialized skills and knowledge, which may increase costs of operations or result in delays.

COMPETITIVE CONDITIONS

The mineral exploration and mining business is competitive. Competition is primarily for: (a) mineral properties that can be developed and operated economically; (b) technical experts that can find, develop and mine such mineral properties; (c) labour to operate the mineral properties; and (d) capital to finance development and operations.

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims, leases, and other interests, to finance its activities and in the recruitment and retention of qualified employees. The ability of the Company to acquire and develop precious metal properties will depend not only on its ability to raise the necessary funding but also on its ability to select and acquire suitable prospects for precious metal development and operation or metal exploration. See “Financing Risks” and “Competition” under “Risk Factors”.

HEALTH AND SAFETY

The Company is committed to the health and safety of its employees and strives to create and maintain a safe working environment by complying with all applicable health and safety laws, rules, and regulations. Orla acknowledges that there are safety risks associated with its business and, through proactive risk management, continuously aims to minimize and control these risks. The Company now has a Health and Safety department with full time personnel at both Camino Rojo and Cerro Quema Projects and continues to develop Health and Safety policy and procedures. For 2020, there was one lost time injury reported.

In order to ensure consistent oversight and proactive risk management, the Board has established an Environmental, Sustainability, Health & Safety Committee (discussed below in this AIF under the section entitled “Key Policies and Committees”) to assist the Board in its oversight role with respect to environmental, sustainability, health and safety matters concerning the Company. The Environmental, Sustainability, Health & Safety Committee is responsible for, among other things, ensuring that the Company provides training, instruction, and equipment to its personnel so that they may carry out their work in a manner that is safe for them and their colleagues.

EMPLOYEES

As at December 31, 2020, the Company had 124 employees, which includes employees located in Canada (9), Panama (60) and Mexico (55). In addition, there were 233 contractors working on the Camino Rojo Project and 19 contractors working on the Cerro Quema Project.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

BANKRUPTCY AND SIMILAR PROCEDURES

There have been no bankruptcy, receivership, or similar proceedings against the Company or any of its subsidiaries, or any voluntary bankruptcy, receivership, or similar proceedings by the Company or any of its subsidiaries, within the three most recently completed financial years or during or proposed for the current financial year.

FOREIGN OPERATIONS

The locations of the Company’s Camino Rojo Project in Mexico and Cerro Quema Project in Panama expose the Company to certain risks, including currency fluctuations and possible political or economic instability that may result in the impairment or loss of mining titles or other mineral rights and opposition from environmental or other non-governmental organizations. Mineral exploration and mining activities in foreign jurisdictions may also be affected in varying degrees by political stability and governmental regulations relating to the mining industry; labour unrest; expropriation; renegotiation or termination of existing concessions; ability of governments to unilaterally alter agreements; surface land access; illegal mining; changes in taxation policies or laws; and repatriation of funds. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the Company’s control and may adversely affect the Company’s business.

See “Risk Factors – Foreign Country and Political Risk”.

ENVIRONMENTAL AND CORPORATE SOCIAL RESPONSIBILITY

Mining, exploration, and development activities are subject to various levels of federal, provincial, state, and local laws and regulations relating to the protection of the environment at all phases of operation. These regulations govern exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances, and other matters. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general handling, transportation, storage, and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. To the best knowledge of the Company, it is in compliance with all environmental laws and regulations in effect where its properties are located.

Mexican federal regulations require staged postings of a bond or financial guarantee for the estimated cost of reclamation, proportional to the pending reclamation work created by the Camino Rojo Project in each development phase, as determined by a technical economic study. In November 2020, the Company submitted the required first stage reclamation bond of $89,451,775 Pesos (approximately US$4.5 million) which was accepted by the Federal Treasury, with formal notice given to the Procuraduria Federal de Proteccion al Ambiente.

Environmental protection requirements did not have a material effect on the capital expenditures, earnings, or competitive position of Orla during the 2020 financial year and are not expected to have a material effect during the 2021 financial year.

As noted above, the Board has established an Environmental, Sustainability, Health & Safety Committee which is responsible for all technical matters particularly as they apply to environmental, sustainability, health and safety concerns, assessing environmental risks and the Company’s risk management thereof.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

The Company strives to actively engage and make positive contributions in the communities where it currently operates. In Panama, the Company has an active community relations program.

At the Camino Rojo Project, through agreements signed with the ejidos of San Tiburcio, El Berrendo and San Francisco de los Quijano, the Company provides social support, scholarships, and food to the local communities. The Company also has a significant community and social relations (“CSR”) program in addition to the requirements under the ejido agreements. The Company has a full-time community relations team for the Camino Rojo Project. The Company has contracted an independent consulting company to evaluate the CSR program and advise on its continued development.

In Panama, the Company supports the local communities of Tonosi and Macaracas through providing medical equipment, access to water, and by providing social and education support. The Company has a full-time CSR program to receive and document community requests, concerns and resolutions.

KEY POLICIES AND COMMITTEES

CODE OF BUSINESS CONDUCT AND ETHICS

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity and transparency. Management is expected to execute the Company’s business plan and to meet performance goals and objectives according to the highest ethical standards. To this end, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its Directors, officers, and employees as well as consultants and contractors to the Company. The Code also addresses such important topics as diversity and workplace bullying and harassment and states that the Company is committed to fostering a work environment of mutual respect and tolerance for diversity and will not tolerate and is dedicated to preventing bullying and harassment of any kind. Employees are required to report any violations under the Code or the Company’s corporate governance policies in accordance with the Company’s internal Whistleblower Policy as detailed below. A copy of the Code is posted on SEDAR at www.sedar.com and was also filed with the SEC and is available on EDGAR as an exhibit to our most recent Annual Report on Form 40-F at www.sec.gov.

WHISTLEBLOWER POLICY

The Company has adopted a Whistleblower Policy which provides that an individual may report any concerns or complaints regarding accounting, internal accounting controls, audit-related matters, or fraud to the Chair of the Audit Committee. Such concerns and/or complaints will be kept confidential and may be communicated anonymously if desired. Reporting may be made in writing or through the Company’s dedicated confidence line, a service offered through a third-party independent service provider. Following the receipt of any complaints, the Chair of the Audit Committee shall promptly investigate each matter so reported. No complaints were received under the Whistleblower Policy in 2020.

WORKPLACE BULLYING & HARASSMENT

In addition to the provisions set forth in the Code with respect to workplace bullying and harassment, the Company has established a separate Workplace Bullying and Harassment Policy and a set of reporting/investigation procedures for all employees relating to the issue of workplace bullying and harassment. The Company will not tolerate bullying or harassment in the workplace and will make every reasonable effort to prevent and eliminate such conduct.

CORPORATE DISCLOSURE POLICY

The Company has adopted a Corporate Disclosure Policy to outline the required process for the timely disclosure of all material information relating to the Company’s business, including both written and verbal disclosure, and to provide guidance and assistance to the Board of Directors, officers and employees in complying with their obligations under the provisions of securities laws and stock exchange rules to preserve the confidentiality of the Company’s non-public material information.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

INSIDER TRADING POLICY

The Company has adopted an Insider Trading Policy. Canadian and United States securities laws and regulations prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures detailed in the Company’s Insider Trading Policy have been implemented in order to prevent improper trading of the Company’s securities or of companies with which the Company may have a business relationship.

SHARE OWNERSHIP POLICY

The Company has adopted a Share Ownership Policy in order to align the interests of the officers and Directors of the Company with those of the Company’s shareholders by requiring such persons to own a significant number of Common Shares. Each of the non-executive Directors is required to hold Common Shares having a value of at least three times the value of the annual base retainer. Each of the executive officers, excepting the Chief Executive Officer, is required to hold Common Shares having a value of at least two times his or her base salary. The Chief Executive Officer is required to hold Common Shares having a value of at least three times his base salary. Individuals are required to comply with this policy by the fifth anniversary of the date of the individual’s date of hire or appointment.

CLAWBACK POLICY

The Company has adopted a Clawback Policy in order to maintain a culture of focused, diligent, and responsible management which discourages conduct detrimental to the growth of the Company and to ensure that incentive-based compensation paid by the Company is based upon accurate financial data. The Clawback Policy applies in the event of a material restatement of the Company’s financial results as a result of material non-compliance with financial reporting requirements.

ANTI-HEDGING POLICY

The Company has adopted a formal Anti-Hedging Policy, the objective of which is to prohibit those subject to it from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk. The Board believes that it is inappropriate for Directors, officers or employees of the Company or its respective subsidiary entities or, to the extent practicable, any other person (or their associates) in a special relationship with the Company, to hedge or monetize transactions to lock in the value of holdings in the securities of the Company. Such transactions, while allowing the holder to own the Company’s securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of other stakeholders and, particularly in the case of equity securities, from the public shareholders of the Company.

MAJORITY VOTING POLICY

The Company has adopted a Majority Voting Policy prepared in accordance with TSX majority voting requirements with respect to the annual election of Directors.

DIVERSITY POLICY

The Company is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Company has established a Diversity Policy. “Diversity” is any dimension which can be used to differentiate groups and people from one another, and it means the respect for and appreciation of the differences in gender, age, ethnic origin or race, religion, education, sexual orientation, political belief, or disability, amongst other things. The Company recognizes the benefits arising from employee and Board diversity, including a broader pool of high-quality employees, improving employee retention, accessing different perspectives and ideas, and benefiting from all available talent. The Company respects and values the perspectives, experiences, cultures, and differences that employees possess.

In accordance with the Diversity Policy, the Corporate Governance & Nominating Committee will strive for inclusion of diverse groups, knowledge and viewpoints on the Board and in executive officer positions. In conjunction with its consideration of the qualifications and experience of potential directors and executive officers, as well as the skills, expertise, experience and independence which the Board requires to be effective, the Corporate Governance and Nominating Committee will consider the level of diversity (including the representation of (i) women, (ii) Indigenous peoples, (iii) persons with disabilities or (iv) members of visible minorities (collectively, “members of designated groups”)) on the Board when identifying and nominating candidates for election or re-election to the Board, and will consider the level of diversity (including the representation of members of designated groups) in executive officer positions when the Board makes executive officer appointments. The Corporate Governance & Nominating Committee will be responsible for recommending qualified persons for Board nominations and in doing so, it will consider the benefits of all aspects of diversity on the Board and develop recruitment protocols that seek to include diverse candidates, including proactively searching for diverse candidates in the recruitment process.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

Policies Regarding the Representation of Members of Designated Groups on the Board

As noted above, the Company has established a Diversity Policy, which sets out guidelines by which the Company will endeavour to promote, foster and support diversity, such as gender diversity, throughout the Company, including at the Board level, and applies to executive and non-executive directors, full-time, part-time and casual employees, contractors, consultants and advisors of Orla. Along with the adoption of the Diversity Policy, the Board also adopted guidelines by which the Corporate Governance & Nominating Committee is to consider the diversity of the Board in its recommendations to the Board of nominees for election to the Board and long-term plan for Board composition. The Board will proactively monitor Company performance in meeting the standards outlined in the Diversity Policy. This will include an annual review of any diversity initiatives established by Management and the Board, and progress in achieving them. All Directors and senior executive officers are required to acknowledge that they have read the Diversity Policy annually.

Consideration of the Representation of Members of Designated Groups in the Director Identification and Selection Process

Pursuant to the Diversity Policy, the Board will consider diversity, such as members of designated groups, in the selection criteria of new Board members. The Corporate Governance & Nominating Committee will also consider the following with respect to recommending nominees for election to the Board:

•	competencies and skills each nominee will bring to the Board;

•	past business experience;

•	integrity;

•	industry knowledge;

•	ability to contribute to the success of the Company;

•	past experience as directors or management with potential candidates;

•	expected contribution to achieving an overall Board which can function as a high-performance team with sound judgment and proven leadership;

•	whether the nominee can devote sufficient time and resources to his or her duties as a Board member; and

•	any other factors as may be considered appropriate.

Consideration Given to the Representation of Members of Designated Groups in Executive Officer Appointments

Pursuant to the Diversity Policy, the Board will consider diversity, such as members of designated groups, in the selection criteria of new senior executive officer appointments. Management is responsible for recruiting and fostering a diverse and inclusive culture. Management will promote a work environment that values and utilizes the contributions of women and men and of members of designated groups equally, with a variety of backgrounds, experiences and perspectives through awareness of the benefits of workforce diversity and successful management of diversity.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

Targets and Representation of Members of Designated Groups on the Board and in Executive Officer Positions

The Company has not established targets regarding the representation of members of designated groups on the Board or executive officer positions at this time. The Company believes that specific targets would be arbitrary and continues to favour recruitment and promotion based on abilities and contributions in accordance with the Diversity Policy.

CORPORATE SOCIAL RESPONSIBILITY POLICY

The Company is always committed to conducting its business in a responsible manner. In keeping with this commitment, Orla has implemented a Corporate Social Responsibility Policy which sets out the guidelines by which the Company will (i) endeavour to respect the health and safety of its employees, (ii) protect the environment, (iii) respect the human rights of its employees and the residents in the communities in which the Company operates and (iv) contribute to the sustainable development of those communities.

ENVIRONMENTAL, SUSTAINABILITY, HEALTH & SAFETY POLICY

The Company is committed to meeting or surpassing regulatory requirements in all its exploration and development activities while working to protect the environment both within and beyond the Company’s operational boundaries. In keeping with this commitment, Orla has adopted an Environmental, Sustainability, Health & Safety Policy. The Company will conduct all its operations in a manner that ensures full compliance with its Environmental, Sustainability, Health & Safety Policy, applicable legislation, and government requirements. The aim of this policy is to protect the surroundings in which the Company operates, to minimize and manage environmental risks and to enhance sustainable environmental practices. Orla will ensure that all its activities are conducted in an environmentally safe and responsible manner and will ensure that its contractors adhere to the same high environmental standards.

MANDATE OF THE BOARD OF DIRECTORS

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its standing committees; namely, the Audit Committee, the Compensation Committee, the Environmental, Sustainability, Health & Safety Committee and the Corporate Governance & Nominating Committee. In order to clearly define its primary roles and responsibilities, the Board has adopted a Mandate of the Board of Directors.

AUDIT COMMITTEE

The primary functions of the Company’s Audit Committee are to provide independent review and oversight of the Company’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight, and compensation of the Company’s external auditors. The Audit Committee also assists the Board in fulfilling its responsibilities in reviewing the Company’s process for monitoring compliance with laws and regulations and its own Code. For further information, please refer to the section below in this AIF entitled “AUDIT COMMITTEE”.

ENVIRONMENTAL, SUSTAINABILITY, HEALTH & SAFETY COMMITTEE

The purpose of the Environmental, Sustainability, Health & Safety Committee is to monitor and review the health, safety, environmental and sustainable development policies, principles, practices, and processes of the Company and monitor and review the regulatory issues related to health, safety, the environment, and sustainable development. The Environmental, Sustainability, Health & Safety Committee has the authority to engage independent counsel or other experts and conduct any investigation that it considers appropriate. It is responsible for amongst other things, reviewing and approving annual disclosure relating to the Company’s sustainability, health, safety and environment policies and activities, reviewing sustainability, environmental and health and safety reports and identifying the principal health, safety and environmental risks and impacts of the Company.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

COMPENSATION COMMITTEE

The Compensation Committee has adopted a written charter and is responsible for the review and approval of the philosophy and design of the Company’s compensation programs and the compensation of the Company’s executives and members of the Board and for submitting recommendations to the Board in this regard. In addition, the Compensation Committee is responsible for reviewing and making recommendations to the Board, as appropriate, in connection with the Company’s succession planning with respect to the Chief Executive Officer and other senior executive officers and ensuring that the structure, design and application of the Company’s material compensation programs meet the Company’s principles, objectives and risk profile and do not encourage excessive risk taking.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Company’s Corporate Governance & Nominating Committee is in place to provide a focus on governance that will enhance the Company’s performance, to assess and make recommendations regarding the Board of Directors effectiveness and independence, and to establish and lead the process for identifying, recruiting, appointing, re-appointing, evaluating, and providing ongoing development for Directors.

The mandates/terms of reference for each of the Board, Environmental, Sustainability, Health & Safety Committee, Compensation Committee and Corporate Governance & Nominating Committee as well as the Code and all of the aforementioned policies are available on the Company’s website at www.orlamining.com. A copy of the Audit Committee Charter is attached to this AIF as Schedule “A”.

REORGANIZATIONS

Other than the Arrangement, there have been no material reorganizations of the Company or any of its subsidiaries within the three most recently completed financial years or during or proposed for the current financial year.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

MINERAL PROJECTS

THE CAMINO ROJO PROJECT

The following disclosure relating to the Camino Rojo Project has been derived, in part, from the 2021 Camino Rojo Report for the Camino Rojo Project, prepared by Carl E. Defilippi, RM, SME of Kappes, Cassiday and Associates (“KCA”), Matthew D. Gray, Ph.D., C.P.G. of Resource Geosciences Incorporated (“RGI”), Michael G. Hester, FAusIMM of Independent Mining Consultants, Inc. (“IMC”) and John J. Ward, C.P.G. of John Ward, RG, Groundwater Consultant, LLC, each of whom is independent of the Company and a qualified person under NI 43-101. The Camino Rojo Report is available for review under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

PROJECT DESCRIPTION, LOCATION AND ACCESS

The Camino Rojo Project is a gold-silver-lead-zinc deposit located in the Municipality of Mazapil, State of Zacatecas, Mexico near the village of San Tiburcio. The project lies 190 km northeast of the city of Zacatecas, 48 km south-southwest of the town of Concepcion del Oro, Zacatecas, and 54 km south-southeast of Newmont’s Peñasquito Mine. The Camino Rojo Project area is centered at approximately 244150E 2675900N UTM NAD27 Zone 14N.

Both Monterrey and Zacatecas have airports with regularly scheduled flights south to Mexico City or north to the USA. There are numerous gravel roads within the property linking the surrounding countryside with the two highways, Highways 54 and 62, which transect the property. In addition, there is a railway approximately 40 km east of San Tiburcio. There are very few locations within the property that are not readily accessible by four-wheel drive vehicles.

On the date of the 2021 Camino Rojo Report, the Camino Rojo property consisted of seven concessions held by Minera Camino Rojo S.A. de C.V. (“Minera Camino Rojo”), a subsidiary of Orla, covering in aggregate 163,129 ha, with one concession expiring in 2057 and the remaining seven expiring in 2058. As part of the requirements to maintain the concessions in good standing, bi-annual fees must be paid based upon a per-hectare escalating fee, work expenditures must be incurred in amounts determined on the basis of concession size and age, and applicable environmental regulations must be respected.

Pursuant to the agreement whereby Orla acquired the Camino Rojo Project from Goldcorp Inc. (“Goldcorp”, which was subsequently acquired and is wholly-owned by Newmont), Newmont has a 2% NSR on all metal production from the Camino Rojo Project, except for metals produced under the sulphide joint venture option stipulated in the Camino Agreement. On October 29, 2020, this 2% NSR royalty that pertains to oxide material was acquired by Maverix Metals Inc. (“Maverix”). A 0.5% royalty is also payable to the Mexican government as an Extraordinary Mining Duty, mandated by Federal law, and applies to precious metal production from all mining concessions, regardless of owner or other royalty encumbrances. A Special Mining Duty of 7.5% is also payable to the Mexican government on income derived from mineral production.

Orla is the operator of the Camino Rojo Project and has full rights to explore, evaluate, and exploit the property. If a sulphide project is defined through a positive pre-feasibility study outlining one of the development scenarios A or B below, Newmont may, at its option, enter into a joint venture for the purpose of future exploration, advancement, construction, and exploitation of the sulphide project.

•	Scenario A: A sulphide project where material from the Camino Rojo Project is processed using the existing infrastructure of the Peñasquito mine, mill and concentrator facilities. In such circumstances, the sulphide project would be operated by Newmont, who would earn a 70% interest in the sulphide project, with Orla owning 30%.

•	Scenario B: A standalone sulphide project with a mine plan containing at least 500 million tonnes of Proven and Probable Mineral Reserves using standalone facilities not associated with Peñasquito. Under this scenario, the sulphide project would be operated by Newmont, who would earn a 60% interest in the sulphide project, with Orla owning 40%.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

Following exercise of its option, if Newmont elects to sell its portion of the sulphide project, in whole or in part, then Orla would retain a right of first refusal on the sale of the sulphide project.

On December 21, 2020, Orla announced that it had completed the Layback Agreement with Fresnillo, granting Orla the right to expand the Camino Rojo oxide pit onto 21.8 ha of Fresnillo’s 782 ha “Guachichil D1” mineral concessions, Title 245418, located immediately to the north of Orla’s property. For details on the Layback Agreement, see “General Development of the Business – Developments During 2020”. The Layback Agreement is only with respect to the portion of the heap leach material included in the mineral reserve. As such, any potential development of the Camino Rojo Project that includes an open pit encompassing the entire Mineral Resource estimate would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles).

Surface rights in the project area are owned by several Ejidos, which are Federally defined agrarian communities and private landowners. The land overlying the Mineral Resource at the Camino Rojo Project, is controlled by Orla under an agreement with the San Tiburcio Ejido, comprised of approximately 360 voting members who collectively control 37,154 ha. Exploration work at the Camino Rojo Project has been carried out under the terms of surface access agreements negotiated with the San Tiburcio Ejido and two neighbouring Ejidos.

Camino Rojo SA de CV (then, a Goldcorp subsidiary) executed two agreements that are still current with the San Tiburcio Ejido that cover the Camino Rojo deposit. Camino Rojo SA de CV subsequently passed the rights and obligations of these agreements to Minera Peñasquito SA de CV (then, a Goldcorp subsidiary), who subsequently transferred the rights and obligations to Minera Camino Rojo. Another agreement to cover surface access for exploration was signed in 2018.

The three agreements currently in effect with Ejido San Tiburcio are:

i.	Previous to Expropriation Occupation Agreement (“COPE”), executed on 26 February 2013 by and between Camino Rojo SA de CV, in its position of “occupant”, and Ejido San Tiburcio, as the owner, with regards to a surface of 2,497.30 ha. The rights and obligations of this agreement were passed to Minera Camino Rojo and the agreement stipulates that the Ejido expressly and voluntarily accepts the expropriation of Ejido lands by Minera Camino Rojo, in effect converting the Ejido land to fee simple private land titled to Minera Camino Rojo. In the event that the Federal agency responsible for the expropriation process, the Secretario de Desarollo Agrario Territorial y Urbano, denies the petition to cede the Ejido lands to Minera Camino Rojo, the agreement automatically converts to a 30-year temporary occupation agreement. Payment in full was made at the date of signing and no further payments are due. This agreement is valid and expires in 2043 and covers the area of the Mineral Resource discussed in the 2021 Camino Rojo Report.

ii.	Temporary Occupation Agreement (“COT”), executed on October 30, 2018 by and between Minera Camino Rojo, in its position of occupant, and Ejido San Tiburcio, as owner, with regards to a surface of 5,850 ha (the “TOA”). This agreement allows Minera Camino Rojo to explore 5,850 ha of Ejido lands over a 5-year period. Payments of 10,000,000 Pesos on signing, 5,000,000 Pesos on December 15, 2019, 5,000,000 Pesos on December 15, 2020, and 5,000,000 Pesos on December 15, 2021 are required to maintain the agreement in force. As of the date of the 2021 Camino Rojo Report, Mineral Camino Rojo had made all required payments up to the date of the 2021 Camino Rojo Report and was current on all required payments and the agreement was in good standing.

iii.	Collaboration and Social Responsibility Agreement (“CSRA”), executed on February 26, 2013 by and between Camino Rojo SA de CV, in its position of “collaborator”, and Ejido San Tiburcio, as “beneficiary”, with regards to certain social contributions to be provided in favour of this last CSRA. The rights and obligations of this agreement were passed to Minera Camino Rojo and the agreement stipulates that Minera Camino Rojo will contribute 10,000,000 Pesos annually to the Ejido to be used to promote and execute diverse social and economic development programs to benefit the Ejido. Additionally, at its discretion, Minera Camino Rojo will provide support for adult education, career training, business development assistance, and cultural programs, and scholastic scholarships. The agreement expires when exploration or exploitation activities at the Camino Rojo Project end. Annual payments are due on the 29th of June each year. As of the date of the 2021 Camino Rojo Report, Minera Camino Rojo had made all required payments up to the date of the 2021 Camino Rojo Report, thus this agreement was valid and remains in effect until mine closure or project cancellation.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

Minera Camino Rojo signed a COT with Ejido El Berrendo on March 4, 2019 that covers 2,631 ha for a five-year period expiring on February 24, 2024. This COT requires annual payments of 2,284,787 Pesos. None of the Mineral Resources or Mineral Reserves discussed in the 2021 Camino Rojo Report, nor proposed infrastructure, is located on Ejido El Berrendo land. As of the date of the 2021 Camino Rojo Report, Minera Camino Rojo had made all required payments up to the date of the 2021 Camino Rojo Report and was current on all required payments and the agreement was in good standing.

Fresnillo controls surface rights needed for exploration and mining on the Guachichil D1 mineral concession. Pursuant to the Layback Agreement, 27.5 ha of surface rights controlled by Fresnillo will be acquired by Minera Camino Rojo to mine on a portion of the Guachichil D1 mineral concession that covers the area outside of the Orla concession required for the Project as defined in the 2021 Camino Rojo Report.

No environmental liabilities are apparent on the Camino Rojo Project property. Prior to Orla’s development of the Camino Rojo Project, the property did not contain active or historic mines or prospects, and there were no pre-existing plant facilities nor tailings piles present within the project area. All exploration work has been carried out by Minera Camino Rojo and prior operators in accordance with Mexican environmental standards and regulations. Conditional upon continued compliance, permits for normal exploration activities are expected to be readily attainable.

The Company submitted MIA (as defined herein) and CUS (as defined herein) permit applications to SEMARNAT (as defined herein) on August 29, 2019 and August 30, 2019, respectively, for the construction and operation of an open pit mine as per the project described in the 2019 Technical Report. Federal environmental authorities approved the CUS permit in December 2019, Minera Camino Rojo made the requisite payment to the National Forestry Commission on January 23, 2020 and Minera Camino Rojo received the CUS permit on February 6, 2020, allowing mine development and operation affecting 816.25 ha. The project as described in the 2021 Camino Rojo Report will require an additional CUS permit to allow for additional surface disturbances related to development of a pit layback onto lands not considered in the August 2019 CUS permit application. The additional CUS permit is expected to require 3 months for preparation of the application, and an additional 6 months for review and issuance of resolution by SEMARNAT.

With respect to the MIA, Minera Camino Rojo received the MIA permit on August 11, 2020, authorizing mine construction and operation of the project described in the 2019 Technical Report. The project described in the 2021 Camino Rojo Report, at the discretion of SEMARNAT, may require a modification of the MIA permit, or an additional MIA permit, to allow for additional production related to development of a pit layback onto lands not considered in the August 2019 permit application. Process methods and process infrastructure does not change. The MIA modification or additional MIA permit request is expected to require three months for preparation of the application, and an additional six months for review and issuance of resolution by SEMARNAT.

Federal regulations require staged postings of a bond or financial guarantee for the estimated cost of reclamation, proportional to the pending reclamation work created by the project in each development phase, as determined by a technical economic study. On November 11, 2020, Minera Camino Rojo submitted the required first stage reclamation bond of 89,451,775 Mexican Pesos (approximately $4.5 million) which was accepted by the Federal Treasury, with formal notice given to the Procuraduria Federal de Proteccion al Ambiente on November 13, 2020. All MIA and CUS permit conditions have been satisfied, allowing for site activities to commence for the Project described in the 2019 Technical Report.

Minera Camino Rojo received a municipal construction licence on December 4, 2020 from the Mazapil Municipality, authorizing construction of the mine and processing infrastructure as per the project described in the 2019 Technical Report. The project described in the 2021 Camino Rojo Report will require a modification to the municipal construction license to allow for additional earthworks related to development of a pit layback onto lands not considered in the August 2019 permit application.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

Minera Camino Rojo currently has all major permits required for construction and operation of the Project described in the 2019 Technical Report. Certain permits, including authorization from the Secretaría de la Defensa Nacional to use and store explosives, cannot be obtained before facilities are built, and routine surface water management permits from Comisión Nacional del Agua, required for constructing surface drainage diversion works and road crossings, are in process. Receipt of these permits is not expected to affect project timelines. There are no impediments to construction, mining, and processing activities for the already authorized project while permit modifications for the project described above are in the application process. Minera Camino Rojo commenced the start of earthworks on November 26, 2020 and through February 2021, 724 ha (91%) had been cleared for construction activities with over 215,000 cubic metres of topsoil removed and stockpiled. A total of 3,703 plants were rescued as part of flora and fauna relocation, and as of February 2021, the 44 km, 34.5-kilovolt powerline is 72% complete. Equipment deliveries to site commenced in December 2020.

Approximately two-thirds of the Mineral Reserves described below are within the currently permitted mine plan. The remaining portion will require additional permits for an expanded pit. These permits are expected to be approved in a reasonable timeline. The authors of the 2021 Camino Rojo Report believe that the permitting risk for the Camino Rojo Project is low, similar to that of any mining project of similar scope in North America.

HISTORY

The mining concessions comprising the Camino Rojo property were originally staked to the benefit of Canplats de Mexico, S.A. de C.V., a subsidiary of Canplats Resources Corporation (“Canplats”), in 2007. In 2010, Goldcorp acquired 100% of the concession rights from Canplats. Orla acquired the Camino Rojo Project from Goldcorp in 2017 and Goldcorp was acquired by Newmont in 2019.

The Camino Rojo gold-silver-lead-zinc deposit was discovered in mid-2007, approximately 45 km southwest of Concepcion del Oro, and was originally entirely concealed beneath post-mineral cover in a broad, low relief alluvial valley adjacent to the western flank of the Sierra Madre Oriental. Mineralized road ballast, placed on a dirt road near San Tiburcio, Zacatecas, was traced to its source by geologists from La Cuesta International, working under contract to Canplats. A shallow pit excavated through a thin veneer of alluvium, located adjacent to a stock pond (“Represa”), was the discovery exposure of the deposit. Following a rapid program of surface pitting and trenching for geochemical samples, Canplats began concurrent programs of surface geophysics (resistivity and induced polarization “IP”) and reverse circulation (“RC”) drilling in late 2007, which continued into 2008.

The initial drilling was focused on a 450 metre (“m”) x 600 m gold in rock geochemical anomaly named the Represa zone. Core drilling began in 2008. The geophysical survey defined two principal areas of high chargeability: one centred on the Represa zone and another one km to the west named the Don Julio zone. Drilling demonstrated that the Represa and Don Julio zones are part of the same mineralized zone which crops out at Represa and plunges to the west. The elevated chargeability zones were interpreted as large volumes of sulphide mineralized rocks. Drilling by Canplats, and later drilling by Goldcorp, confirmed the presence of extensive sulphide mineralization at depth in the Represa zone, and much lower quantities of sulphide minerals at Don Julio.

By August of 2008, Canplats drilled a total of 92 RC, and 30 diamond-core holes, for a total of 23,988 and 16,044 m respectively, mainly focused in the Represa zone. The surface access and permission to continue drilling were cancelled in early August 2008, by the Ejido of San Tiburcio, Zacatecas. Nevertheless, in November 2008, Canplats published a Mineral Resource estimate for the Represa zone.

In October 2009, Canplats publicly released a preliminary economic assessment (“PEA”) on the project, which is historical in nature and is no longer current and should not be relied upon.

Canplats was acquired by Goldcorp in early 2010. Validation, infill, condemnation, and expansion drilling began in January 2011. By the end of 2015, a total of 279,788 m of new core drilling in 415 drill holes and 20,569 m of new RC drilling in 96 drill holes was completed in the Represa and Don Julio zones and immediate surroundings. An additional 31,286 m of shallow rotary air blast (“RAB”) -style, RC drilling in 306 drill holes was completed, with most of the RAB drilling testing other exploration targets within the concession. Airborne gravity, magnetic and transient electromagnetic (“TEM”) surveys were also carried out, the results of which are in the archives of Minera Camino Rojo. As of the end of 2015, a total of 295,832 m in 445 diamond core holes, 44,557 m in 188 RC drill holes, and 31,286 m of RAB drilling had been completed.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

Minorex Consulting Ltd. prepared a mineral resource estimate for Canplats in 2009 that was publicly disclosed. However, since the effective date of such mineral resource estimate, significant additional drillhole data has become available, rendering such mineral resource estimate obsolete. Thus, the Canplats mineral resource estimates are regarded as historical estimates only.

Mineral Reserve and Mineral Resource tabulations for the Camino Rojo Project were publicly disclosed by Goldcorp as recently as June 2016. The methodology of Goldcorp’s Mineral Resource estimates have not been publicly disclosed and the authors of the 2021 Camino Rojo Report have not confirmed the validity of the estimates. Therefore, the Goldcorp estimates are regarded as historical estimates only and have since been replaced by the current Mineral Reserve and Mineral Resource estimates set out in the 2021 Camino Rojo Report, which are detailed below.

There has been no recorded mineral production from the Camino Rojo Project.

GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT TYPES

Regional, Local and Property Geology

The Camino Rojo Project deposit is located beneath a broad pediment of Tertiary and Quaternary alluvium along the boundary between the Mesa Central physiographic province and the Sierra Madre Oriental fold and thrust belt near the pre-Laramide continental-margin. Oldest rocks are Triassic metamorphic continental rocks overlain by Early to Middle Jurassic red beds. Upper Jurassic to Upper Cretaceous marine facies rocks overlie the red beds at a disconformity and comprise a package of shelf carbonate rocks comprising the Zuloaga to Cuesta del Cura Formations and the basin-filling flysch sediments of the Indidura and Caracol Formations. The deposit lies within the southern extent of the northwest striking San Tiburcio fault zone.

On the Camino Rojo Project, a gold-silver-zinc-lead deposit lies concealed below shallow (<1 m to 3 m) alluvial cover in a large pediment along the southwest border of the Sierra Madre Oriental. Small water storage pits and trenches expose a portion of the oxide deposit in the discovery area known as Represa zone. The Late Cretaceous Caracol Formation is the primary mineralization host, and at depth, the upper Indidura Formation is a minor mineralization host along the Caracol contact. The gold-silver-lead-zinc deposit is situated above, and extends down into, a zone of feldspathic hornfels developed in the sedimentary strata, and variably mineralized dacitic dikes. The mineralized zones correspond to zones of sheeted sulfidic veins and veinlet networks, creating a bulk-mineable style of gold mineralization. Skarn mineralization has been encountered in the deeper portions of the system. The observed geologic and geochemical characteristics of the gold-silver-lead-zinc deposit at Camino Rojo are consistent with those of a distal oxidized gold skarn deposit. The metal suite and style of mineralization at Camino Rojo are similar to the intrusion-related deposits in the Caracol Formation and underlying carbonate rocks adjacent to the diatremes at the Peñasquito mine.

Mineralization styles in the region include polymetallic and copper-gold skarn and limestone manto (replacement) silver-lead-zinc sulphide ores in the Concepcion del Oro District, approximately 50 km north-northeast of the Camino Rojo Project, and gold-silver-lead-zinc mineralized igneous diatreme-breccia, and sulphide-sulosalt-carbonate veinlets and fracture filings in the Caracol Formation at Newmont’s Peñasquito mine.

Mineralized Zones

The Camino Rojo deposit comprises intrusive related, clastic sedimentary strata hosted polymetallic gold, silver, arsenic, zinc and lead mineralization.

ORLA MINING LTD.
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Year ended December 31, 2020	United States dollars unless otherwise stated

Three stages of mineralization have been observed in the Camino Rojo deposit, and two types of high-grade mineralization:

•	Stage 1 K-metasomatism (adularia?)-pyrite – K-metasomatism with disseminated pyrite replaced the mudstone, siltstone and fine-grained sandstones in the Caracol. Mineralization is typically low-grade gold with 0.1-0.4 grams per tonne (“g/t”).

•	Stage 2 Intermediate Sulphidation (“IS”) veins – IS veins with pyrite-arsenopyrite-sphalerite±galena, calcite and minor quartz. Moderate to high grade gold (0.4 to +4.0 g/t), high zinc grades (0.5 to >2.0% Zn) and high values of As, Pb and Ba, with variable Ag.

o	IS Type 1 are pyrite-sphalerite-calcite veins with high values of Au-Zn-Ba, and low to moderate values of As, low Sb, and moderate to high Pb.

o	IS Type 2 – IS veins with pyrite-arsenopyrite-quartz ±calcite and sphalerite-sulphosalts, high gold (up to 60 g/t), Ag, As, Sb.

•	Stage 3 LS veins – colloform banded quartz veins, drusy-coxcomb quartz veins, and quartz-cemented, polymictic hydrothermal breccia with pyrite-galena-sulphosalts, adularia and electrum. Moderate to high gold grades (2.0 to 15.0 g/t) with high silver (100 to 500 g/t), and high As and Sb values, but variable to low Zn, Pb, and Ba values.

At hand specimen scale, mineralization is controlled by bedding and fractures. The sandy and silty beds of the turbidite sequences of the Caracol Formation are preferentially mineralized, with pyrite disseminations and semi-massive stringers hosted within them, presumably due to higher porosity and permeability relative to the enclosing shale beds. Basal layers of the turbiditic sandstone beds are often preferentially mineralized. Bedding discordant open space filling fractures and structurally controlled breccia zones host banded sulphide veins and sulphide matrix breccias. Some higher-grade vein and breccia zones are localized along the margins of dikes of intermediate composition. Mineralization has been observed in drill core over vertical intervals greater than 400 m, with mineralization occurring in a broad NE-SW trending elongate zone as much as 300 m wide and 700 m long.

Oxidation was observed to range from complete oxidation in the uppermost portions of the deposit, generally underlain or surrounded by a zone of mixed oxide and sulphide mineralization where oxidation is complete along fracture zones and within permeable strata, but lacking in the remainder of the rock, which then is generally underlain by a sulphide zone in which no oxidation is observed. Oxidation of the deposit is approximately 100%, generally extending from surface to depths of 100 m to 150 m and to depths of as much as 400 m along fracture zones. The underlying transitional zone of mixed oxide/sulphide extends over a vertical interval in excess of 100 m and is characterized by partial oxidation controlled by bedding and structures. The sandy layers of the turbiditic sequence are preferentially oxidized, creating a stratigraphically interlayered sequence of oxide and sulphide material at the centimetre (“cm”) scale, with oxidation along structures affecting all strata. The partial oxidation of the Caracol Formation preferentially oxidizes the mineralized strata thus incomplete oxidation in the transition zone may result in nearly complete oxidation of the gold bearing portion of the rock, thus the metallurgical characteristics of mixed oxide/sulphide may vary greatly, with some material exhibiting characteristics similar to oxide material.

The 2021 Camino Rojo Report concludes that the distribution of mineralization at Camino Rojo is controlled by both primary bedding and discordant structures. Pervasive, near surface oxidation extends to depths in excess of 100 m and extends to greater depths along structurally controlled zones of fracturing and permeability.

Deposit Types

The observed geologic and geochemical characteristics of the gold-silver-lead-zinc deposit are consistent with those of a distal oxidized gold skarn deposit. The near surface portion of the Camino Rojo deposit has characteristics consistent with those of the distal skarn zone, transitional to epithermal mineralization, and overlies garnet bearing skarn mineralization encountered in the deeper portions of the system. Skarn deposits often exhibit predictable patterns of mineral zoning and metal zoning. Application of skarn zoning models to exploration allows for inferences about the possible lateral and depth extents of the mineralized system at the Camino Rojo deposit and can be used to guide further exploration drill programs.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

EXPLORATION

The 2021 Camino Rojo Report summarizes exploration efforts by Orla through to January 11, 2021. See “Outlook/Future Plans” below for information on exploration activities subsequent to January 11, 2021.

Orla has conducted reconnaissance geological evaluations of portions of its mining concessions. Exploration activities completed included: geologic mapping; rock chip and soil geochemical sampling; and IP geophysical surveys. As of the effective date of the 2021 Camino Rojo Report, 695.2 line-km of IP surveys had been completed in four separate grids over the known area of mineralization, over the proposed area of infrastructure development, and to the west and south of the resource area, and over five separate grids in the Camino Rojo 5 concession. All grids were designed with 400 m line separation and stations every 100 m. Dipole spacing was selected to search for features at depths greater than 100 to 200 m. Chargeability anomalies with some similarities to the Camino Rojo deposit were identified. Three anomalies in the vicinity of the Represa zone were drill tested by nineteen RC holes totalling 5,662.5 m. No significant mineralization was encountered. Five separate IP grids in the Camino 5 claim defined several chargeability anomalies with some similarities to the Camino Rojo Project. As of the date of the 2021 Camino Rojo Report, one of the chargeability anomalies at the Las Miserias target has been drill tested by seven RC drillholes totaling 2,096.5 m. No significant mineralization was encountered.

A small orientation soil survey was conducted over the resource area and 66 soil samples were collected. Results from the survey indicate the geochemical “halo” over the deposit is tightly restricted to sub/outcrop. Anomalous gold (>0.2 g/t) is most closely associated with elevated arsenic (>100 parts per million (“ppm”)) and zinc (>300 ppm). More than 1,500 rock chip samples have been collected from throughout the mining concessions comprising the project. No significant rock chip gold anomalies were identified, but low-level anomalies were detected in the Las Miserias area, associated with a silicified breccia and a chargeability anomaly.

Regional exploration continues to field check interpreted targets, consisting of coincident historical geochemical, airborne geophysical and satellite imagery anomalies. Ten areas of alteration of sedimentary strata have been identified, and although no significant geochemical results have been returned from them to date, they are considered of interest as possible distal alteration zones to mineralized areas.

As of the date of the 2021 Camino Rojo Report, Orla has a planned exploration program including:

•	2,500 m of core drilling to confirm mineralization on the Fresnillo property that is subject to the Layback Agreement;

•	a directional diamond drilling program to test the sulfide zone, over the down plunge extension of the Camino Rojo deposit; and

•	continuation of the regional exploration program to discover satellite deposits near the Camino Rojo deposit, including 7,500-metres of RAB reconnaissance drilling to test areas where bedrock is covered by soil and colluvium. The results from the RAB drilling, in combination with 200-line km of planned IP surveys, will define property exploration targets.

DRILLING

The drillhole database used for the Feasibility Study contains 911 drillholes and 370,566 m of drilling. During 2007 and 2008 Canplats drilled 121 holes for 39,831 m of drilling, about 11% of the drilling by metres. This was 92 RC holes and 29 core holes. Between 2011 and 2015 Goldcorp drilled 779 holes for 328,587 m of drilling. These were 95 RC holes, 306 RAB holes, and 378 core holes. The 2015 holes and some of the late 2014 holes were drilled for geotechnical investigations. Orla drilling included in the mineral resource estimate was conducted during 2018 and consisted of 6 RC holes for 803 m of drilling and 5 core holes for 1,345 m of drilling, totalling 11 holes and 2,148 m of drilling. There was limited non-resource drilling completed by Orla in 2018, 2019 and 2020.

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The 2021 Camino Rojo Report concludes that the drilling and sampling procedures for the Camino Rojo drill samples are reasonable and adequate and there do not appear to be any drilling, sampling or recovery factors which would materially impact the accuracy and reliability of the results that are included in the database used for the Mineral Resource estimate or the Mineral Reserve estimate.

Analytical work comparing various drilling campaigns and drilling types indicates potential down hole contamination in some of the wet Canplats RC drilling. The suspect sample intervals were not used for the resource modeling for the 2021 Camino Rojo Report. This impacted about 2,100 m, or about 5%, of the Canplats drilling.

In addition to the 11 holes drilled by Orla used in the Mineral Resource model database, through the effective date of the 2021 Camino Rojo Report, Orla completed geotechnical, metallurgical, condemnation, regional exploration, sulphide zone exploration and water exploration and development drilling totalling 21,796.02 m, as summarized in the table below.

Non-Resource Drilling Completed by Orla, 2018, 2019 and 2020

Purpose	Drillhole Type	Total Number of Holes	Total (m)
Clay Exploration	DDH	5	56.00
Condemnation	RC	7	1,767.85
Geotech Infrastructure Substrate	DDH	19	323.35
Geotech/Condemnation	DDH	4	642.00
Metallurgy	DDH	14	2,288.50
Infill/Sulphide Zone	DDH	3	1,959.70
Regional Exploration	RC	26	7,748.50
Monitoring Wells	RC/rotary	11	916.51
Water Exploration	RC	16	5,340.51
Water Production	RC/rotary	2	715.60
	Total	107	21,758.52

The clay exploration drilling indicated that clay required for leach pad and pond construction is present but was not able to confirm adequate amounts. The condemnation holes verified that the proposed sites for project infrastructure will not impede development of mineral resources. The geotechnical holes provided the information necessary to determine pit slope stabilities and design criteria for the process plant, leach pad, waste dumps, and ponds, and confirmed that the proposed locations for each are suitable. Metallurgical drillholes provided material for testing. The water exploration, monitoring, and development drilling provided information needed for hydrologic modeling and indicated that wells at the project site can provide an adequate water supply to the Camino Rojo Project.

SAMPLING, ANALYSIS, AND DATA VERIFICATION

Sampling and analysis were supervised by the geological staff of Canplats for 2007 and 2008 drilling and by Goldcorp for 2011 through 2014 drilling and by Orla for 2018 drilling.

After collection in the field, the Canplats core and RC samples were transported by truck to a secure warehouse in San Tiburcio, a distance of about 5 km. After each drill core sample was split in half by sawing and bagged, the sample bags were tied shut with non-slip plastic ties. The sample bags were then moved to a locked storage area in the core logging and storage facility controlled by the company geologists. Prior to shipping, several sample bags were placed into large woven nylon ‘rice’ bags, their contents were marked on each bag, and each bag was securely sealed. The sample bags were delivered directly to the ALS Chemex assay laboratory in Guadalajara, Jalisco State, Mexico by company personnel.

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During the Goldcorp tenure, samples were transported from the field to a secure warehouse and logging area in San Tiburcio, usually twice a day, morning and late afternoon. Sealed individual sample bags of sawn core were loaded into numbered rice sacks which were tied closed and placed in the secure storage building each afternoon. Once or twice a week the sealed sacks were loaded into a delivery truck operated under contract to ALS Chemex and delivered to the preparation labs.

Orla took possession of the Goldcorp facility in San Tiburcio. As of the date of the 2021 Camino Rojo Report, the core, many of the assay pulps, and the RC chip trays are stored at this facility. The facility is walled with locked gates. During the 2018 drill campaign, at the end of each drill shift, Orla personnel moved RC cutting samples and drill core to this facility. Samples for assay were packaged in shipping sacks and delivered directly to the ALS Chemex sample preparation facility in Zacatecas.

ALS Chemex was the primary assay laboratory used for the routine assaying of surface and drill samples for both the Canplats, Goldcorp and Orla drilling/sampling programs. All the assays were done at the ALS Chemex laboratory in North Vancouver, British Columbia, certified under ISO 9001: 2000, and 2008, and accredited under ISO 17025:2005.

The Canplats samples were prepared for assaying at the ALS Chemex sample preparation laboratory in Guadalajara, Mexico. Most of the Goldcorp samples were prepared at the ALS Chemex sample preparation laboratory in Zacatecas, Mexico. However, during 2013 and 2014 samples were also sent to the ALS Chihuahua facility and the ALS Guadalajara preparation lab as well as Zacatecas facility. Orla samples were prepared at the ALS Chemex facility in Zacatecas.

Upon receipt at the sample preparation labs the samples were dried, crushed in their entirety to >70% passing a two- millimetre (“mm”) screen. The crushed material was riffle split to extract an approximate 250-gram sub-sample that was pulverized to >85% passing 75 microns in a disc pulverizer. This sample preparation procedure is the standard ALS Chemex “PREP-31” procedure. Each of the 250-gram pulps were riffle split into two sealed paper sample envelopes, with one split air-shipped to the ALS Chemex assay facility in North Vancouver. The second split was returned to the property for storage. The same sample preparation procedure was used for core and RC chips. ALS Chemex is independent of each of Canplats, Goldcorp and Orla.

The core and RC samples collected by Canplats, Goldcorp and Orla, as well as the surface pit and trench samples collected by Canplats, were assayed with the same analytical methods and at the same laboratory, the ALS Chemex facility in North Vancouver, British Columbia. For gold, all were assayed using the Au-AA23 30-gram fire assay fusion, with Atomic Absorption finish. A total of 33 other elements were determined four-acid sample digestion followed by Inductively Coupled Plasma Atomic Emission Spectrometry (“ICP-AES”). This is ALS Chemex method code ME-ICP61. Over-limits for gold were automatically re-assayed with 30-gram fire assay fusion with gravimetric finish (method code Au-GRA21). Over-limits for silver, copper, lead, and zinc were automatically performed by four acid digestion of the sample followed by analysis by ICP-AES. This is ALS Chemex method code ME-OG62 for material grade samples. RAB-style RC samples from 2011 to 2014 were analyzed at ALS Chemex using method code ME-MS61m, which employs the same four-acid digestion, and a combination of ICP-AES, mass-spectrometry, and cold-vapour Atomic Absorption to determine 48 elements plus mercury. Most of the RAB holes are peripheral to the main deposit area.

The Canplats quality assurance/quality control (“QA/QC”) program was based on the insertion of control samples at a target rate of 5% to the assay laboratory. A quality control sample was to be inserted randomly within every 20 consecutive samples, alternating between standard, blank or duplicate samples. The standard and blank samples were inserted into the sample sequence as the sample shipment was being readied. Duplicate samples were inserted into the sample sequence at the time of collection. The final, compiled database for 2007 and 2008 drilling included 2,165 blanks and standards, and 1,078 field duplicates. However, relatively few of the Canplats QA/QC samples (about three holes) are included in the current Camino Rojo database. IMC believes the Canplats drilling is adequately verified by the Goldcorp drilling results. Based on 5m composite there are 673 Canplats composites in 51 different holes that also have Goldcorp composites within 10m. The distributions of the gold values are comparable.

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Goldcorp’s QA/QC program included the use of blanks, standards and field duplicates for all drilling to monitor potential sample numbering issues and contamination during sample preparation, as well as analytical accuracy and precision. The control sample insertion rate was originally targeted at 7%, and Goldcorp personnel inserted all QA/QC samples during sample collection, prior to placing the samples in the storage area for shipment to the laboratory. A blank was inserted every 25 samples. Standards were inserted every 50 samples usually immediately following the blanks. Field duplicates were inserted every 100th sample. A total of 10,583 control samples were inserted in 2011 through 2013, for a realized control insertion rate of just below 8%.

A comprehensive compilation and review of Goldcorp’s QA/QC program determined that while adequate, the program had several aspects that could be significantly improved through a few simple and easy to implement changes including: (i) at 8% the overall insertion rate was considered low and that a higher proportion of QA/QC samples, distributed more evenly, were needed; (ii) over significant periods of time only a single standard had been used and that several standards should be used on a rotation basis; and (iii) the ¼ core duplicate could not assess variability in the regular samples properly and that the full second half of core should be used instead. Early in 2014 a new QA/QC protocol was adopted where a QA/QC material would be inserted every 10th sample for an improved insertion rate of 10%. Three standards were used in a rotation, alternating with blanks and duplicates such that every 80 samples two blanks, two ½ core duplicates and 4 standards were inserted into the sample sequence.

The Goldcorp QA/QC samples were included in the database provided to IMC.

Orla’s QA/QC program included training of project geologists and drillers on proper sampling methods at the drill rig, field visits by the responsible Qualified Person, systematic insertion into the sample stream and assay of blank samples, standards, and duplicate samples. During the 2018 drill program, project geologists inserted blank samples into the sample stream at an interval of one blank sample every 50 samples on regular intervals. A total of 29 blanks were inserted into the sample stream and 19 of the blanks were preceded by a sample containing detectable gold. The blank sample that was immediately preceded by the highest-grade drill sample, 5.57 ppm, yielded the highest measured gold concentration of 0.16 ppm. If it is assumed that the blank samples truly are “blank” and do not contain gold above the 0.005 ppm detection limit, then these data are consistent with a slight and immaterial amount of contamination during sample preparation. Standards were inserted into the sample stream every 50 samples. Five different standards of different gold grades were used. A comparison of standard assay results from ALS Chemex to the certified assay means for the standards indicates that the assays obtained during the 2018 drilling program are reliable. Field duplicates were inserted into the sample stream at a ratio of one duplicate every 50 samples. Field duplicates were submitted blind to the laboratory, i.e. the lab could not distinguish which samples were field duplicates. A total of 31 field duplicates were analysed. The field duplicates show high variation compared to originals for both Au and Ag and 10% of rig split duplicates have greater than 60% absolute relative difference in Au assay and 47% absolute relative difference in Ag assay from originals. The variance in gold was further examined by segregating data by drilling method. Both RC and drillcore samples exhibit the same variances of Au. Preparation duplicates were inserted into the sample stream at a ratio of one duplicate every 100 samples. A total of 15 preparation duplicates were analysed. 90% of sample preparation duplicates have less than 22% absolute relative difference Au and less than 20% absolute relative difference Ag from originals. The precision demonstrated by the coarse reject duplicates is within normal ranges observed for gold deposits and the data indicates the sampling is reliable and adequate for resource estimation purposes. Assay (lab) duplicates were inserted into the sample stream at a ratio of one duplicate every 100 samples. A total of 12 lab duplicates were analysed. The pulp re-assays show low variance compared to the original assay for both Au and Ag and 90% of laboratory pulp duplicates have less than 13% absolute relative difference Au and less than 10% absolute relative difference Ag from originals. The precision demonstrated by the pulp re-assays is within normal ranges observed for gold deposits and the data indicates the sampling is reliable and adequate for resource estimation purposes. Check assays from an independent lab of the same pulp assayed by ALS Chemex have not yet been performed. Bureau Veritas (“BV”) labs has performed independent assays on a second pulp prepared by ALS Chemex and sent out for independent assay for 64 samples. BV gold assays yielded a mean 11.9% higher than the ALS Chemex assays. Because the BV assays are of a second pulp, not the same pulp assayed by ALS, no conclusions can be drawn about the repeatability of assays between the labs.

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The 2021 Camino Rojo Report concludes that the historical sample preparation, analysis, QA/QC programs and sample security measures conducted by Canplats, Goldcorp and Orla, all as more fully described in the 2021 Camino Rojo Report, were reasonable and adequate to ensure the reliability of the drilling database and that the respective QA/QC programs met or exceeded industry standards.

The sampling data used for the Mineral Resource estimate for the 2021 Camino Rojo Report was verified by IMC. IMC selected 20 holes at random from the Camino Rojo database and compared the database with original assay certificates The gold, silver, lead, and zinc assays in the database were compared with the certificates. The checked data amounted to about 7,623 assay intervals. A review of the RC drilling was also done, as previous reports indicated potential issues with the Canplats RC drilling and that a portion of the Canplats RC drilling that was considered wet was probably contaminated and should not be used for mineral resource estimates. IMC conducted a comparison of the four population sets based on pairing 5m composites. Based on a review of cross sections, most of the wet RC drilling is not in the constrained oxide pit developed for the 2021 Camino Rojo Report. Additional analysis was done with decay analysis and visual review of the assays in the holes. Based on the analysis IMC decided the assay intervals marked as wet or humid for certain drillholes are potentially contaminated and should not be used for resource modeling. This impacted about 2100m, or about 5%, of the Canplats drilling.

RGI conducted field reviews during Orla’s 2018 drill program to verify drilling and sampling techniques and drillhole collar locations. RGI reviewed: drill methods; drill core; Orla’s drill logs; Orla’s geologic and oxidation database; and Orla’s geological interpretations and model. No discrepancies, inconsistencies, or geologically implausible interpretations were noted. RGI independently evaluated the drill sample assay data, including a comparison of the project drillhole database against original assay certificates from the 2018 drill program. No unresolved discrepancies were noted.

IMC concluded that the database assay values and the drill hole database, after the deletion of the potentially contaminated RC samples, are acceptable for the purposes of preliminary economic assessments, prefeasibility and feasibility level studies. Likewise, RGI concluded that the 2018 geologic and drillhole assay database is suitable for use in Mineral Resource and Mineral Reserve estimation and for the purposes of feasibility level studies. There were no limitations on the ability of the authors of the 2021 Camino Rojo Report to conduct the data verification procedures.

MINERAL PROCESSING AND METALLURGICAL TESTING

Historical metallurgical test work programs on the Camino Rojo property were commissioned by the prior operators of the project between 2010 and 2015. A confirmatory metallurgical test program was commissioned by Orla in 2018 to confirm the results and conclusions from the previous campaigns. In total, 107 column leach tests (85 on representative samples for the material types and pit area) and 164 bottle roll tests have been completed to date the date of the 2021 Camino Rojo Report on the Camino Rojo ore body as well as physical characterization and preliminary flotation test work.

Canplats commissioned SGS Mineral Services Minerals in Durango, Mexico to conduct bottle roll, column leach, and flotation tests in two programs on Camino Rojo drill core samples and in 2009 publicly disclosed results of 18 column leach tests, 61 bottle roll tests, and 35 flotation tests.

In 2010, Mine and Quarry Engineering Services, on behalf of Canplats, commissioned KCA to perform additional metallurgical test work based on material mineralization according to the geological and mineral interpretations at the time. Test work performed included cyanide shake tests on 569 individual samples and 16 composites, 16 column leach tests, as well as percolation and agglomeration tests.

Between 2012 and 2015, Goldcorp carried out several metallurgical programs on oxide, sulphide and transition material. This work was performed by several different metallurgical testing groups including KCA, Blue Coast Research Metallurgy in Parksville, British Columbia, and Hazen Research in Golden, Colorado.

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KCA completed three separate test programs for Goldcorp between 2012 and 2015 including column leach tests, agglomeration and percolation tests, bottle roll tests and cyanide shake tests. The column tests were completed on composite samples of split core by material types and lithologies. The 2012 program included 28 column tests on 14 different composites by pit oxidation level and material type. The 2014 program included 68 direct and carbon in leach bottle leach tests on cut and broken core intervals. The 2015 program included 26 column tests on 13 different composites by lithology.

The Blue Coast Research Metallurgy program consisted of a variability study, small scale gravity tests, and a flotation flowsheet development. The variability program subjected 98 samples to small-scale bench flotation, small-scale leach testing, and small-scale gravity recovery tests. Flotation flowsheet development testing was conducted on three bulk sulphide composites: one from the Represa zone and two from the West Extension.

The Hazen Research test program included grinding, flotation, and cyanide leaching studies of sulphide and transitional material on some 112 composites.

Orla commissioned KCA in 2018 to perform confirmatory test work on the Camino Rojo ore. The Camino Rojo ore body contains three basic material types which include oxide, sulphide, and transition material. The test work included column leach and bottle roll leach tests on each of the primary ore types (Kp Oxide, Ki Oxide, Transition Hi and Transition Lo) as well as physical characterization and cyanide neutralization test work. These material types have been further defined into distinct groups beyond the basic classifications. Oxide material has been classified relative to the material’s K alteration values from ICP testing and include the Kp (pervasive) and Ki (incipient) oxides. Transition material has been classified based on oxidation level via qualitative indicators which include Transition-Hi (60 to 90% oxidized), Transition-Lo (30 to 60% oxidized), and Transition-S (Sulphide, <30% oxidized). Transition-S material is not included in the mineral resource for the Camino Rojo Project.

Preliminary oxidative treatment test work was conducted by KCA in 2020 to evaluate an alkaline atmospheric oxidation (“AAO”) process as a pre-treatment for heap leach materials. The AAO process is designed to oxidize sulphide material by agglomerating the material with cement and soda ash and circulating an alkaline solution through the material, along with air sparging. The alkaline solution is circulated for several weeks; the material is then rinsed with water followed by normal cyanide leaching. The preliminary AAO test program included two column leach tests on Trans-Lo material crushed to -9.5 mm (one with AAO pre-treatment and one without). The AAO pre-treated column achieved 11% higher recovery compared to the column without pre-treatment suggesting that there may be an opportunity to increase recoveries on transition and mixed sulphide material with AAO pre-treatment. Additional test work is required to confirm these results and optimize reagent requirements for the process and will need to be completed before any evaluation of potential economic benefits can be made.

Based on the metallurgical tests completed on the Camino Rojo deposit, key design parameters for the project include:

•	Crush size of 100% passing 38mm (P80 28mm);

•	Estimated gold recoveries (including 2% field deduction) of:

•	70% for Kp Oxide;

•	56% for Ki Oxide;

•	60% for Trans-Hi; and

•	40% for Trans-Lo;

•	Estimated silver recoveries (including 3% field deduction) of:

•	11% for Kp Oxide;

•	15% for Ki Oxide;

•	27% for Trans-Hi and

•	34% for Trans-Lo;

•	Design leach cycle of 80 days;

•	Agglomeration with cement not required for permeability or stability;

•	Average cyanide consumption of 0.35 kg/t ore;

•	Average lime consumption of 1.25 kg/t ore.

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The key design parameters are based on a substantial number of metallurgical tests including 85 column leach tests on samples representative of domains in the current deposit model. These 85 representative samples from documented drill holes with good spatial distribution in the proposed pit include 41 columns tests on Kp Oxide material, 7 column tests on Ki Oxide material, 16 column tests on Trans-Hi material and 21 column tests on Trans-Lo material. The 22 non-representative columns were excluded based on the following criteria:

•	Columns on Trans-S or sulphide material that were not considered in the Mineral Reserve.

•	Mix of Tran-S or other material types.

•	Samples taken from outside of the proposed pit area.

An additional 54 bottle roll leach tests with direct correlations with the column tests have been included as part of the evaluation to support these results and conclusions.

In general, the Camino Rojo deposit shows variability in gold and silver recoveries based on material type and geological domain with preg-robbing organic carbon being the only significant deleterious element identified, which is primarily associated with the transition material at depth along the outer edges of the deposit. Recoveries for the oxide material are good and will yield acceptable results using conventional heap leaching methods with cyanide. Recoveries for the transition material are lower compared with the oxide material for conventional leaching with some areas of transition showing reasonably high recoveries. Reagent consumptions for all material types are reasonably low.

Preg robbing, a phenomenon where gold and gold-cyanide complexes are preferentially absorbed by carbonaceous, and to a lesser extent, other material within the orebody, presents a low risk to the overall project. A significant investigation by Orla into the preg robbing material indicates that potentially preg robbing material represents a small percentage of the total material to be processed and will not be encountered until later in the project life and can be mitigated by proper ore control.

MINERAL RESOURCE ESTIMATES

The Mineral Resource in the 2021 Camino Rojo Report includes potential mill resources and the potential heap leach resources, which are oxide dominant and are the emphasis of the 2021 Camino Rojo Report. The Mineral Resources are based on a block model developed by IMC during January and February 2019. This updated model incorporated the 2018 Orla drilling program and updated geologic models. The effective date of the Mineral Resource estimation is June 7, 2019.

The gold and silver Mineral Resource includes material amenable to heap leach recovery methods (leach material) and material amenable to mill and flotation concentration methods (mill material). The resources amenable to heap leach methods are oxide dominant and are the emphasis of the updated Feasibility Study.

The lead and zinc Mineral Resources are in sulphide dominant material and are recovered along with the gold and silver in the mill material.

The Mineral Resources from the leach material are reported inclusive of those Mineral Resources that were converted to Mineral Reserves. The Mineral Resources from the mill material are excluded from the mine design in the 2021 Camino Rojo Report.

The Measured, Indicated, and Inferred Mineral Resources reported below are constrained within a floating cone pit shell to demonstrate “reasonable prospects for eventual economic extraction” to meet the definition of Mineral Resources in NI 43-101.

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The below table presents a summary of the Mineral Resource at the Camino Rojo Project:

Mineral Resource Estimate – Gold and Silver (Inclusive of Mineral Reserve)

Mineral Resource Type	NSR Cutoff Grade ($/t)	Kt	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Leach Resource:
Measured	4.73	19,391	0.77	14.9	482.3	9,305
Indicated	4.73	75,249	0.70	12.2	1,680.7	29,471
Total M&I:	4.73	94,640	0.71	12.7	2,163.0	38,776
Inferred	4.73	4,355	0.86	5.8	119.8	805
Mill Resource:
Measured	13.71	3,358	0.69	9.2	74.2	997
Indicated	13.71	255,445	0.88	7.4	7,221.4	60,606
Total M&I:	13.71	258,803	0.88	7.4	7,295.6	61,603
Inferred	13.71	56,564	0.87	7.5	1,576.9	13,713
Total Mineral Resource:
Measured		22,749	0.76	14.1	556.5	10,302
Indicated		330,694	0.84	8.5	8,902.1	90,078
Total M&I		353,443	0.83	8.8	9,458.6	100,379
Inferred		60,919	0.87	7.4	1,696.7	14,518

Mineral Resource Estimate – Lead and Zinc

Mineral Resource Type	NSR Cutoff Grade ($/t)	Kt	Lead (%)	Zinc (%)	Lead (mlb)	Zinc (mlb)
Mill Resource:
Measured	13.71	3,358	0.13	0.38	9.3	28.2
Indicated	13.71	255,445	0.07	0.26	404.3	1,468.7
Total M&I:	13.71	258,803	0.07	0.26	413.6	1,496.8
Inferred	13.71	56,564	0.05	0.23	63.1	290.4

Notes:

(1)	The Mineral Resource is effective as of June 7, 2019.

(2)	All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely. Columns may not sum exactly due to rounding.

(3)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4)	Mineral Resources for leach material are based on prices of $1,400/oz gold and $20/oz silver.

(5)	Mineral Resources for mill material are based on prices of $1,400/oz gold, $20/oz silver, $1.05/lb lead, and $1.25/lb zinc.

(6)	Mineral Resources are based on NSR cut-off grades of $4.73/t for leach material and $13.71/t for mill material.

(7)	NSR value for leach material is as follows:

Kp Oxide: NSR ($/t) = 30.77 x gold (g/t) + 0.068 x silver (g/t), based on gold recovery of 70% and silver recovery of 11%

Ki Oxide: NSR ($/t) = 24.61 x gold (g/t) + 0.092 x silver (g/t), based on gold recovery of 56% and silver recovery of 15%

Tran-Hi: NSR ($/t) = 26.37 x gold (g/t) + 0.166 x silver (g/t), based on gold recovery of 60% and silver recovery of 27%

Tran-Lo: NSR ($/t) = 17.58 x gold (g/t) + 0.209 x silver (g/t), based on gold recovery of 40% and silver recovery of 34%.

(8)	NSR value for mill material is 36.75 x gold (g/t) + 0.429 x silver (g/t) + 10.75 x lead (%) + 11.77 x zinc (%), based on recoveries of 86% gold, 76% silver, 60% lead, and 64% zinc.

(9)	Includes 2% NSR royalty and a US dollar:Mexican Peso exchange rate of 1:19.3.

(10)	Mineral Resources are constrained within a conceptual pit shell in order to demonstrate reasonable prospects for eventual economic extraction, to meet the definition of Mineral Resource in NI 43-101; mineralization lying outside of the pit shell is not reported as a Mineral Resource.

(11)	The Mineral Resource estimate assumes that the floating pit cone used to constrain the estimate extends onto land held by Fresnillo. Any potential development of the Camino Rojo property that includes an open pit encompassing the entire Mineral Resource estimate would be dependent on obtaining an agreement with Fresnillo (in addition to the Layback Agreement, which is only with respect to a portion of the heap leach material included in the Mineral Reserve).

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(12)	An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve.

(13)	The Mineral Resources in the leach material are inclusive of those Mineral Resources that were converted to Mineral Reserves for the 2021 Camino Rojo Report. Mineral Resources in the mill materials are exclusive of Mineral Reserves.

(14)	Kt = 1,000 tonnes; koz = 1,000 troy ounces; mlb = million pounds (imperial); t = tonne (1,000 kilograms).

There are certain risks associated with the Mineral Resource estimate that investors should be aware of. Please see “Risk Factors – The Camino Rojo Project Mineral Resource estimate assumes that the Company can access mineral titles and lands that are not controlled by the Company” and “Risk Factors – Mineral Resource estimations for the Camino Rojo Project are only estimates and rely on certain assumptions”.

Except as set out herein, the authors of the 2021 Camino Rojo Report do not believe that there are significant risks to the Mineral Resource estimates based on environmental, permitting, legal, title, taxation, socio-economic, marketing, or political factors. The Camino Rojo Project is in a jurisdiction friendly to mining. The most significant risks to the Mineral Resource are related to economic parameters such as prices lower than forecast, recoveries lower than forecast, or costs higher than the current estimates.

The Mineral Resource estimate was prepared based on the Qualified Person’s reasoned judgment, in accordance with CIM Best Practices Guidelines and his professional standards of competence, that there is a reasonable expectation that all necessary permits, agreements and approvals will be obtained and maintained, including the additional agreement with Fresnillo to allow mining of waste material on its mineral concessions. In particular, when determining the prospects for eventual economic extraction, consideration was given to industry practice, and a timeframe of 10-15 years.

MINERAL RESERVE ESTIMATES

The Mineral Reserve estimate at the Camino Rojo Project includes Proven and Probable Mineral Reserves. Direct feed material in the Mineral Reserve is material that will be processed the same year it is mined. The low-grade stockpile material will be processed after the open pit is completed. The effective date of this Mineral Reserve estimation is January 11, 2021.

The Mineral Reserve estimation is based on an open pit mine plan and mine production schedule developed by IMC. Processing is based on crushing and heap leaching to recover gold and silver. The Mineral Reserve is based on a gold price of $1,250 per ounce and a silver price of $17.00 per ounce. Measured Mineral Resource in the mine production schedule was converted to proven Mineral Reserve and indicated Mineral Resource in the schedule was converted to probable Mineral Reserve.

IMC does not believe that there are significant risks to the Mineral Reserve estimate based on metallurgical or infrastructure factors or environmental, permitting, legal, title, taxation, socio-economic, marketing, or political factors. There has been a significant amount of metallurgical testing and the infrastructure requirements are relatively straightforward compared to many operations. However, recoveries lower than forecast would result is loss of revenue for the project. There has also been some potential preg-robbing material identified in the deposit, as discussed in the 2021 Camino Rojo Report, but this does not appear to represent a significant risk.

There is risk to the Mineral Reserve estimate based on mining factors. The slope angle assumptions are based on careful application of wall control blasting. Failure of the wall control blasting to perform as expected would result in less ore available for the process plant and potentially a shorter project life. Other risks to the Mineral Reserve estimate are related to economic parameters such as prices lower than forecast or costs higher than the current estimates. The impact of these is modeled in the sensitivity study with the economic analysis discussed below.

All of the mineralization comprised in the Mineral Reserve estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by Orla. A portion of the waste mining will be on a mineral concession controlled by Fresnillo as per the Layback Agreement. Additional work is required to bring material on the Fresnillo mineral concession to the measured and indicated Mineral Resource categories. Therefore, in the 2021 Camino Rojo Report, all material to be mined on the Fresnillo mineral concession is considered waste.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

Approximately two-thirds of the Mineral Reserves are within the currently permitted mine plan. The remaining portion will require a CUS and related permit amendments for an expanded pit and approval of subsequent transfer of surface rights.

The below table presents a summary of the Mineral Reserve at Camino Rojo:

Mineral Reserve Estimate

					Cont.	Cont.
		NSR	Gold	Silver	Gold	Silver
Mineral Reserve Class	Ktonnes	($/t)	(g/t)	(g/t)	(koz)	(koz)
Proven Mineral Reserve
Direct Feed	15,997	23.04	0.87	16.2	445	8,322
Low Grade Stockpile	2,070	8.03	0.31	9.5	20	629
Total Proven Mineral Reserve	18,067	21.32	0.80	15.4	466	8,951
Probable Mineral Reserve
Direct Feed	42,123	20.04	0.78	15.2	1,052	20,596
Low Grade Stockpile	7,173	7.77	0.31	8.5	71	1,959
Total Probable Mineral Reserve	49,296	18.25	0.71	14.2	1,123	22,555
Proven/Probable Mineral Reserve
Direct Feed	58,120	20.86	0.80	15.5	1,497	28,918
Low Grade Stockpile	9,243	7.83	0.31	8.7	92	2,588
Total Proven/Probable Reserve	67,363	19.08	0.73	14.5	1,588	31,506

Notes:

(1)	The Mineral Reserve estimate has an effective date of January 11, 2021.

(2)	Columns may not sum exactly due to rounding.

(3)	Mineral Reserves are based on prices of $1,250/oz gold and $17/oz silver.

(4)	Mineral Reserves are based on NSR cut-offs that vary by time period to balance mine and plant production capacities. They range from a low of $4.93/t to a high of $12.00/t.

(5)	NSR value for leach material is as follows:

Kp Oxide: NSR ($/t) = 27.37 x gold (g/t) + 0.053 x silver (g/t), based on gold recovery of 70% and silver recovery of 11%

Ki Oxide: NSR ($/t) = 21.90 x gold (g/t) + 0.073 x silver (g/t), based on gold recovery of 56% and silver recovery of 15%

Tran-Hi: NSR ($/t) = 23.46 x gold (g/t) + 0.131 x silver (g/t), based on gold recovery of 60% and silver recovery of 27%

Tran-Lo: NSR ($/t) = 15.64 x gold (g/t) + 0.165 x silver (g/t), based on gold recovery of 40% and silver recovery of 34%

(6)	Operating costs – mining $1.95/t mined; process $3.38/t processed; general and administrative (“G&A”) $1.55/t processed; includes a 2% NSR royalty and a 0.5% extraordinary mining duty payable to the Mexican government, as mandated by federal law.

(7)	Refining cost per ounce – gold $1.40; silver $1.20.

(8)	Kt = 1,000 tonnes; koz = 1,000 troy ounces; t = tonne (1,000 kilograms).

Processing is by crushing and heap leaching at a rate of 18,000 tonnes per day or about 6.57 million tonnes per year.

The Mineral Reserve estimate includes allowances for mining dilution and ore loss. IMC believes that reasonable amounts of dilution and loss were incorporated into the block model used for the updated Feasibility Study. Compositing assays into composites and estimating blocks with multiple composites introduces some smoothing of model grades that are analogous to dilution and ore loss effects.

ORLA MINING LTD.
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MINING OPERATIONS (MINING METHODS)

The Camino Rojo mine will be a conventional open pit mine. Mine operations will consist of drilling medium diameter blast holes (approximately 17 cm), blasting with either explosive slurries or ammonium nitrate/fuel oil (“ANFO”) depending on water conditions, and loading into large off-road trucks with hydraulic shovels and wheel loaders. Ore will be delivered to the primary crusher and waste will be delivered to the waste storage facility southeast of the pit. There will also be a low-grade stockpile facility to store marginal resource for processing at the end of commercial pit operations. There will be a fleet of track dozers, rubber-tired dozers, motor graders and water trucks to maintain the working areas of the pit, waste storage areas, and haul roads. The mine plan was developed to supply ore to a conventional crushing and heap leach facility with the capacity to process 18,000 tonnes per day (“tpd”). The mine is scheduled to operate two 10-hour shifts per day for 365 days per year.

The recommended slope design is based on a 38° inter-ramp (“IR”) angle for the post mineral rocks on the east side of the pit. The south wall is designed at a 53° IR angle based on double benching 10 m benches. Lithology is dipping into the wall on the south side so it is expected to be relatively stable. It is assumed that controlled blasting, such as pre-splitting, will be required to maintain the bench face angles and catch benches. The north and west walls are based on single benching (10 m) the upper 50 m of the wall at IR angles ranging from 37° to 41.5° and double benching below that at IR angles ranging from 42° to 47°. Pre-splitting is also assumed to maintain the face angles and catch benches. This is the design basis for the final pit for the updated Feasibility Study.

The mine plan is based on three mining phases. The phase 1 starter pit will target relatively high-grade Mineral Reserves in the central portion of the deposit. Phase 2 pushes the pit to final mining limits in the east and a portion of the north side. The phase 3 final pit pushes walls to final positions in the north, west and south. The final pit design is based on the results of a floating cone and Lerchs-Grossman analysis using the parameters discussed in the 2021 Camino Rojo Report.

Eventually, mining will be conducted below the water table, expected during Year 5 of commercial operation. Estimates of pit dewatering requirements have been prepared for cost estimation purposes. These are based on the media expected water in-flows.

The mine plan contained in the 2021 Camino Rojo Report was prepared on the assumption that Orla would be permitted to expand the Camino Rojo Project oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property, that Orla will have access to oxide and transitional heap leachable material, and that Orla would have the right to mine from Fresnillo’s mineral concession, and recover for Orla’s account, all oxide and transitional material amenable to heap leaching that are within an expanded open pit. In the 2021 Camino Rojo Report, all material to be mined on Fresnillo’s concession is classified as waste. Delays in, or failure to obtain subsequent transfer of surface rights would affect the timetable or cost of development of the potential mine modelled in the 2021 Camino Rojo Report.

The mine production schedule is based on processing the resource by crushing and heap leaching at a production rate of 18,000 tpd, or 6,570 kilotonnes per year, with ore production ramping up during the first three months of Year 1 so that the plant operates at full capacity from the second quarter of Year 1 through Year 8. Open pit mining is completed near the end of Year 9. Capping and reclamation of the waste storage facility is completed during Year 10, and the low-grade stockpile is reclaimed and processed by the middle of Year 11.

PROCESSING AND RECOVERY OPERATIONS

Test work results developed by KCA and others have indicated that the part of the Camino Rojo Mineral Resource is amenable to heap leaching for the recovery of gold and silver. Based on a Mineral Reserve of 67.4 million tonnes and established processing rate of 18,000 tpd of ore, the project has an estimated mine life of approximately 10.4 years.

ORLA MINING LTD.
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A summary of the processing design criteria is presented in the below table:

Processing Design Criteria Summary

ITEM	DESIGN CRITERIA
Annual Tonnage Processed	6,570,000 tonnes
Crushing Production Rate	18,000 tonnes/day average
Crushing Operation	12 hours/shift, 2 shifts/day, 7 days/week
Crusher Availability	75%
Crushing Product Size	80% -28mm
Conveyor Stacking System Availability	80%
Leaching Cycle, days (Total)	80
Average Sodium Cyanide Consumption, kg/t	0.35
Average Lime Consumption, kg/t	1.25
Average Oxide Gold Recovery, Kp	70%
Average Oxide Gold Recovery, Ki	56%
Average Transition-Hi Gold Recovery	60%
Average Transition-Lo Gold Recovery	40%
Overall Gold Recovery	62%
Average Oxide Silver Recovery, Kp	11%
Average Oxide Silver Recovery, Ki	15%
Average Transition-Hi Silver Recovery	27%
Average Transition-Lo Silver Recovery	34%
Overall Silver Recovery	20%

Ore will be mined using standard open pit mining methods and delivered to the crushing circuit using haul trucks which will direct-dump into a dump hopper; front-end loaders will feed material to the dump hopper as needed from a run of mine (“ROM”) stockpile located near the primary crusher. Ore will be crushed to a final product size of 80% passing 28mm (100% passing 38mm) using a two-stage closed crushing circuit. The crushing circuit will operate 7 days/week, 24 hours/day with an overall estimated availability of 75%.

The crushed product will be stockpiled using a fixed stacker, reclaimed by belt feeders to a reclaim conveyor, and conveyed to the heap stacking system by an overland conveyor system. Pebble lime will be added to the reclaim conveyor belt for pH control; agglomeration with cement is not needed.

Stacked ore will be leached using a drip irrigation system for solution application; sprinkler irrigation will be used beginning in Year 5 of operations to increase evaporation rates and avoid the need for water treatment from pit dewatering. After percolating through the ore, the gold and silver bearing pregnant leach solution will drain by gravity to a pregnant solution pond where it will be collected and pumped to a Merrill-Crowe recovery plant. Pregnant solution will be pumped through clarification filter presses to remove any suspended solids before being deaerated in a vacuum tower to remove oxygen. Ultra-fine zinc dust will be added to the deaerated pregnant solution to precipitate gold and silver values, which will be collected by precipitate filter presses. Barren leach solution leaving the precipitate filter presses will flow to a barren solution tank and will then be pumped to the heap for further leaching. High strength cyanide solution will be injected into the barren solution to maintain the cyanide concentration in the leach solutions at the desired levels.

The precipitate from the Merrill-Crowe recovery plant will be processed in the refinery. Precipitate will be treated by an electric mercury retort with a fume collection system for drying and removal of mercury before being mixed with fluxes and smelted using an induction smelting furnace to produce the final doré product.

An event pond and pregnant solution pond are included to collect contact solution from storm or solution surge events. Solution collected will be returned to the process as soon as practical. Evaporators will be installed in the event pond beginning in Year 5 of operation, or as needed, to control excess solution generated by pit dewatering.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

INFRASTRUCTURE, PERMITTING AND COMPLIANCE ACTIVITIES

Existing infrastructure for the Camino Rojo Project includes a 52-person exploration camp and dirt and gravel roads throughout the project site. Internet and limited cellular communications are currently available, though these systems will need to be expanded for operations.

Access to the project site is by the paved four lane Mexican Highway 54 and Route 62, a secondary paved highway that passes through San Tiburcio. This is approximately 260 km southwest of Monterrey and 190 km northeast of Zacatecas. A private road will enter the mine property approximately 250 m northeast of the intersection between highway 54 and 62. This road will provide access to the camps, offices, mine, process plant and other project facilities. Site access roads will be constructed during pre-production and will include approximately 24 km of dirt and gravel roads. Mine production haulage roads will be finished during the construction phase to support pre-stripping and pre-production activities. There will be multiple branches off the main haul road from the pit, including access to the mine truck shop, waste rock dump and low-grade stockpile. Approximately 2.6 km of haul roads will be constructed from the top of the pit ramp to all associated haul truck destinations. Access to the project will be limited to one main gate to access process and camp areas, ensuring only authorized employees, contractors and visitors are allowed onto the property or inside the critical facilities. The entrance will be manned 24 hours a day, 7 days a week for identification control, random checks, drug and alcohol monitoring and vehicle check-in/out. A security contractor will be used for general site security and protection of mine assets.

The project infrastructure will also include a one-km by 30 m air strip to allow for small passenger planes to land and take off at the project site. The air strip will be constructed by grading and compacting the existing surface and is located south of the heap leach pad. The air strip does not include any infrastructure or provisions for fueling or maintenance of planes or other aircraft. The air strip will be located approximately 700 m south of the event pond.

The onsite operations camp will be comprised of 112 rooms with a capacity of 224 persons. The operations camp will be constructed early during the construction phase to allow for housing of vendor representatives and consultants during the commissioning phase of the project.

Power supply to the Camino Rojo Project will be by connecting to the national grid at Concepción del Oro. Overhead powerlines will connect 34.5 kV, three phase and 60 Hz power system, to a metering and switching substation located at approximately NAD27 245609E, 2674826N. Power from the main substation will be distributed at 34.5 kV. Emergency power generators will supply electric power to critical process equipment, the mine camp and the raw water pumping system.

Total project water supply will be sourced from production wells located within the property boundary. Total water consumption for the project will average 24 liters per second (“L/s”) with a peak water demand of 33 L/s. A production well has been drilled approximately 2.7 km from the raw water tank. A seven-day pump test of such well concluded that well could produce enough supply water for operations in a normal year. Work is currently in progress to locate an additional production well to supplement water production.

Pumping from production wells will likely be reduced commensurate with the amount of additional produced water from dewatering operations that will eventually replace the pumping. This is anticipated to begin in Year 5 of operations. The dewatering volume is expected to increase with pit depth and may eventually exceed the water demands for process and mine operations. The excess water from dewatering operations will likely require either evaporation by additional dust control or mechanical evaporators, or disposal by other methods.

Project buildings will primarily be prefabricated steel buildings or concrete masonry unit buildings and include an administration building, mine camp facilities, a Merrill-Crowe Process Facility, refinery, laboratory, process maintenance workshop, reagent storage building, mine truck shop, contractor mine office building, light duty truck shop, fuel stations, warehouse, explosives magazine, guard house, and medical clinic.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Baseline environmental studies required for mine permitting were commissioned by Orla in April 2018 and were completed in May 2019 by independent consultants. The project area includes five flora species with legally protected status and nine fauna species that are listed as threatened or protected. In accordance with federal laws, 100% of the protected plants will be rescued and transplanted prior to construction and qualified biologists will survey the areas to be disturbed to identify nesting areas, dens and lairs of animals present. Any animals not naturally prone to leave the area that are found will be relocated to suitable habitats elsewhere in the property area. Current and ongoing environmental investigations are still in progress.

A key objective of the Company is to design and build the Camino Rojo Project in such a way that it does not cause significant adverse effects during construction, operation, closure and post-closure. To aid this objective, a number of environmental management plans were developed prior to the start of construction. Reclamation will be undertaken during mining activities where possible, but the majority of work will occur after the completion of mining and final gold recovery. The reclamation land use objective will be to return the land to its traditional use as a grazing area for goats and wildlife habitat. Closure objectives include securing the site to assure physical safety of people, protecting wildlife, protecting surface and groundwater quality and quantity, minimizing erosion and controlling fugitive dust. Closure activities are discussed in the 2021 Camino Rojo Report. After the completion of final closure, the site will require regular maintenance for the first approximately 10 years post-closure or until there is no further signs of changing conditions, including physical, geochemical and biological monitoring and maintenance and surplus water management. Costs for concurrent reclamation and closure, including G&A, have been estimated at $0.54 per tonne of ore processed, or approximately $36.1 million over the life of the project (including $7.6 million for G&A costs during closure). These costs are in addition to any reclamation and closure costs considered in the normal operating and sustaining cost estimates.

Exploration and mining activities in Mexico are subject to control by the Federal agency of the Secretaria del Medio Ambiente y Recursos Naturales (Secretary of the Environment and Natural Resources), known by its acronym “SEMARNAT”, which has authority over the two principal Federal permits:

•	a Manifesto de Impacto Ambiental (Environmental Impact Statement), known by its acronym as an “MIA” accompanied by an Estudio de Riesgo (Risk Study); and

•	Cambio de Uso de Suelo (Land Used Change) permit, known by its acronym as a “CUS”, supported by an Estudio Tecnico Justificativo (Technical Justification Study).

Exploration work at the Camino Rojo Project has been conducted under the auspices of two separate MIA permits and corresponding CUS permits. These permits allow for extensive exploration drilling. See above under “Project Description, Location and Access” for a description of the current status of the Company’s MIA and CUS permits and permit applications.

The project is not located in an area with any special Federal environmental protection designation and no factors have been identified that would be expected to hinder authorization of required Federal, State and municipal environmental permits.

The Peñasquito mine, a large scale, open pit mine, presently operated by Newmont, is in the same Municipality and the mine encountered no impediments to receipt of needed permits.

The 2021 Camino Rojo Report concludes that the permitting risk for the project is similar to that of any mining project of similar scope in North America.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

In April 2018, Orla commissioned Environmental Resources Management (“ERM”), a global provider of environmental, health, safety, risk, social consulting and sustainability related services group to conduct an independent assessment of social and community impacts of the development of the Camino Rojo Project, and to provide guidance on actions and policies needed to ensure that Orla obtains and maintains social license to operate. The study was completed in May 2019 and salient results are being incorporated into the project development and permitting plans. Key points are summarized as follows:

Principal concerns of affected stakeholders in surrounding communities are:

i.	Employment of community members

ii.	Community benefits from improved public services and investment in community development

iii.	Environmental contamination

iv.	Increased community population and strain on public services

v.	Water shortages

Principal concerns of Ejido members whose land is affected are:

i.	Just economic compensation

ii.	Assistance in obtaining title to informally owned parcels

Principal concerns of local and State government authorities are:

i.	Generation of employment

ii.	Improvement of local infrastructure

iii.	Service contracts to local businesses

iv.	Environmental contamination.

ERM identified the principal social and community impacts of the project and opined that the project does not put at risk the social environment of the nearby communities because the impacts can be mitigated or made positive with the implementation of a Social Management System (“SMS”). ERM has designed this SMS based on International Association of Impact Assessment best practices.

CAPITAL AND OPERATING COST ESTIMATES

Capital and operating costs for the process and general administration components of the Camino Rojo Project were estimated by KCA with cost information based on firm vendor quotes and committed costs for construction provided by Orla. Costs for the mining components were provided by IMC. Estimated costs are considered to have an accuracy of +/-15%.

Capital Cost Estimates

The total life of mine (“LOM”) capital cost for the Camino Rojo Project is $167.5 million, including $9.8 million in working capital and not including reclamation and closure costs which are estimated at $28.6 million, value added tax (“IVA”) or other taxes. A total contingency of $13.8 million or approximately 10% of the total LOM capital costs is included. IVA is applied to all capital costs at 16% and is assumed to be fully refundable within one calendar year.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

The below table presents the capital cost requirements for the Camino Rojo Project:

Capital Cost Summary

Description	Cost ($)
Pre-Production Capital	$134,056,000
Working Capital and Initial Fills	$9,845,000
Sustaining Capital – Mine and Process	$23,565,000
TOTAL (excluding IVA)	$167,467,000

The required capital cost estimates were based on the design outlined in the 2021 Camino Rojo Report. The scope of these costs includes all expenditures for process facilities, infrastructure, construction indirect costs, mine contactor mobilization and owner mining capital costs for the Camino Rojo Project. Construction activities including purchasing of equipment, award of major construction contracts, and mobilization of contractors at site are currently in progress for the project as of the date of the 2021 Camino Rojo Report and all efforts have been made to report all current costs and estimations as accurately as possible.

The capital costs presented in the 2021 Camino Rojo Report were updated from the capital costs contained in the 2019 Technical Report as a result of current engineering and construction activities. The costs are based on a combination of the 2019 Technical Report results and on new costs from the ongoing engineering, procurement and construction management (“EPCM”) work. Updated cost information from firm supplier quotes, purchase orders issued or committed costs for construction have been provided by Orla and utilized for the cost estimates based on ongoing EPCM and construction activities. For all major equipment packages, construction contracts and infrastructure items not covered by purchase orders or updated quotes, multiple quotes were obtained for the 2019 Technical Report but not updated for the 2021 Camino Rojo Report. All equipment and material requirements are based on design information described above and in the 2021 Camino Rojo Report. As of the date of the 2021 Camino Rojo Report, Orla had completed over 90% of the detailed engineering for the project outlined in the 2019 Technical Report and procurement was 85% complete. A total of $78 million of the total project capital had been committed through purchase orders and contracts.

All capital cost estimates were based on the purchase of equipment quoted new from the manufacturer or estimated to be fabricated new.

The total pre-production capital cost estimate for the Camino Rojo Project is estimated at $143.9 million, including all process equipment and infrastructure, construction indirect costs, mine contractor mobilization and working capital. Where prices were quoted in Mexican Pesos and an exchange rate of 19.3 Mexican Pesos = $1.00 was used.

Operating Cost Estimates

The average LOM operating cost for the Camino Rojo Project is $8.17 per tonne of ore processed. The below table presents the LOM operating cost requirements for the Camino Rojo Project.

Operating Cost Summary

Description	LOM Cost ($/t)
Mine	$3.37
Process and Support Services	$3.20
Site G&A	$1.60
TOTAL	$8.17

Mining costs were provided by IMC at $1.77 per tonne (excluding pre-production tonnes, which are considered in the capital cost estimate) mined (LOM $3.37 per tonne of ore processed) and are based on updated quotes for contract mining with estimated owner’s mining costs.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

Process operating costs have been estimated by KCA from first principles. Labour costs were estimated using project specific staffing, salary and wage and benefit requirements. Unit consumptions of materials, supplies, power, water and delivered supply costs were also estimated. LOM average processing costs are estimated at $3.20 per tonne ore.

G&A costs have been estimated by KCA with input from Orla. G&A costs include project specific labour and salary requirements and operating expenses, including social contributions, land access and water rights. G&A costs are estimated at $1.60 per tonne ore.

Mining costs were estimated based on updated firm proposals during the current EPCM work. Updated costs were received in the 3rd and 4th quarters of 2020 and are presented with no added contingency based upon the design and operating criteria present in the 2021 Camino Rojo Report. IVA is not included in the operating cost estimate.

The operating costs presented are based upon the ownership of all process production equipment and site facilities, including the onsite laboratory. The owner will employ and direct all process operations, maintenance and support personnel for all site activities.

Operating costs estimates have been based upon information obtained from the following sources: contractor mining quotes and owner mining costs from IMC; G&A costs estimated by KCA with input from Orla; project metallurgical test work and process engineering; supplier quotes for reagents and fuel; recent KCA project file data; and experience of KCA staff with other similar operations. Where specific data do not exist, cost allowances have been based upon consumption and operating requirements from other similar properties for which reliable data exist. Freight costs have been estimated where delivered prices were not available.

Total mine operating cost during commercial production is estimated at $226.7 million.

Detailed costs for each discipline are included in the 2021 Camino Rojo Report.

ECONOMIC ANALYSIS

Based on the estimated production parameters, capital costs, and operating costs, a cash flow model was prepared for the economic analysis of the Camino Rojo Project. The project economics detailed in the 2021 Camino Rojo Report are based solely on the project itself and do not consider any potential mineralization extracted from Fresnillo’s mineral concession as this material was treated as waste materials for the purpose of the 2021 Camino Rojo Report.

The project economics were evaluated using a discounted cash flow method, which measures the net present value (“NPV”) of future cash flow streams. At the time of writing the 2021 Camino Rojo Report, construction activities for the Camino Rojo Project were currently in progress. All costs related to project development were included in the pre-production capital estimate, including those already spent as of the date of the 2021 Camino Rojo Report. Capital already spent was included in the Year-1 totals but were not discounted. This gives the best estimate of the project NPV and IRR as of the date of the 2021 Camino Rojo Report.

The final economic model was developed by KCA, with input from Orla, using the following assumptions:

•	the cash flow model is based on the mine production schedule from IMC;

•	period of analysis of fifteen years (includes one years of pre-production and investment, eleven years of production and three years for reclamation and closure). Project development costs spent to the date of the 2021 Camino Rojo Report are included in the pre-production period but are not discounted;

•	gold price of $1,600 per ounce and silver price of $20 per ounce;

•	an exchange rate of 19.3 Mexican Pesos = $1.00;

•	processing rate of 18,000 tpd material;

ORLA MINING LTD.
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•	gold and silver overall recoveries of 62% for gold and 20% for silver, derived as follows: (i) estimated gold recoveries (including 2% field deduction) of 70% for Kp Oxide, 56% for Ki Oxide, 60% for Transition-hi; and 40% for Transition-lo; and (ii) estimated silver recoveries (including 3% field deduction) of 11% for Kp Oxide, 15% for Ki Oxide, 27% for Transition-hi and 34% for Transition-lo;

•	capital and operating costs as summarized above (which are set forth in detail in the 2021 Camino Rojo Report); and

•	2% NSR royalty payable to Maverix, 0.5% royalty payable to the Mexican government as an extraordinary mining duty, 7.5% special mining tax to the Mexican government plus 30% income tax to Mexican government.

A summary of the key economic parameters is shown in the below table:

Key Economic Parameters

Item	Value	Units
Gold Price	1,600	$/oz
Silver Price	20	$/oz
Gold Avg. Recovery	62	%
Silver Avg. Recovery	20	%
Treatment Rate	18,000	tpd
Refining and Transportation Cost, gold	1.40	$/oz
Refining and Transportation Cost, gold	1.20	$/oz
Payable Factor, gold	99.9	%
Payable Factor, silver	98.0	%
Annual Produced Gold, Avg.	94,000	oz
Annual Produced Silver, Avg.	597,000	oz
Income and Corporate Tax Rate	30	%
Special Mining Tax Rate	7.5	%
Royalties:
Mine Claim	2.0	%
Extraordinary Mining Duty	0.5	%

Economic Analysis Summary

Production Data
Life of Mine	10.4 Years
Mine Throughput per day	18,000 Tonnes Ore/day
Mine Throughput per year	6,570,000 Tonnes Ore/year
Total Tonnes to Crusher	67,363,000 Tonnes Ore
Grade Gold (Avg.)	0.73 g/t
Grade Silver (Avg.)	14.55 g/t
Contained Gold oz	1,588,000 ounces
Contained Silver oz	31,506,000 ounces
Metallurgical Recovery Gold (Overall)	62%
Metallurgical Recovery Silver (Overall)	20%

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

Average Annual Gold Production	94,000 ounces
Average Annual Silver Production	597,000 ounces
Total Gold Produced	980,000 ounces
Total Silver Produced	6,189,000 ounces
LOM Strip Ratio (W:O)	0.92
Operating Costs (Average LOM)
Mining (including preproduction tonnes)	$1.75/tonne mined
Mining (processed)	$3.37/tonne ore processed
Processing & Support	$3.20/tonne ore processed
G&A	$1.60/tonne ore processed
Total Operating Cost	$8.17/tonne ore processed
Total By-Product Cash Cost	$490/ounce gold
All-in Sustaining Cost	$543/ounce gold
Capital Costs (Excluding IVA and Closure)
Initial Capital	$134 Million
LOM Sustaining Capital	$24 Million
Total LOM Capital	$158 million
Working Capital and Initial Fills	$10 Million
Closure Costs	$29 Million
Financial Analysis
Gold Price Assumption	$1,600/ounce
Silver Price Assumption	$20/ounce
Average Annual Cashflow (Pre-Tax)	$106 million
Average Annual Cashflow (After-Tax)	$79 million
Internal Rate of Return (IRR), Pre-Tax	82.4%
Internal Rate of Return (IRR), After-Tax	61.8%
NPV @ 5% (Pre-Tax)	$668 million
NPV @ 5% (After-Tax)	$452 million
Pay-Back Period (Years based on After-Tax)	1.5 years

Sensitivity

To estimate the relative economic strength of the Camino Rojo Project, base case sensitivity analyses were completed analyzing the economic sensitivity to several parameters including changes in gold price, capital costs, average operating cash cost per tonne of ore processed and exchange rate. The sensitivities are based on +/- 25% of the base case for capital costs, operating costs and exchange rate and select gold prices, ranging from $1,250 per ounce to $1,950 per ounce. Variation in gold price has the largest influence on the sensitivity of the Camino Rojo Project. From these sensitivities it can be seen that the Camino Rojo Project is economically robust.

The economic indicators chosen for sensitivity evaluation are the internal rate of return (“IRR”) and NPV at 5% and 10% discount rate.

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After-Tax Sensitivity Analysis Results

			NPV
	Variation	IRR	5%	10%
Gold Price
	$1,250	44.4%	$287,625,123	$201,282,921
	$1,425	53.3%	$369,731,522	$264,885,795
100%	$1,600	61.8%	$451,837,920	$328,488,669
	$1,775	70.0%	$533,944,319	$392,091,544
	$1,950	78.1%	$616,050,718	$455,694,418
Capital Costs
75%	$149,258,295	80.3%	$477,297,593	$354,437,261
90%	$171,424,694	68.1%	$462,021,789	$338,868,106
100%	$186,202,293	61.8%	$451,837,920	$328,488,669
110%	$200,979,892	56.5%	$441,654,051	$318,109,233
125%	$223,146,291	49.9%	$426,378,248	$302,540,078
Operating Costs
75%	$412,732,587	67.5%	$517,769,533	$378,081,236
90%	$495,279,104	64.1%	$478,210,566	$348,325,696
100%	$550,310,116	61.8%	$451,837,920	$328,488,669
110%	$605,341,128	59.5%	$425,465,275	$308,651,643
125%	$687,887,645	55.9%	$385,906,308	$278,896,103
Exchange Rate
75%	14.475	58.9%	$441,864,790	$320,238,383
90%	17.37	60.8%	$448,512,634	$325,737,640
100%	19.30	61.8%	$451,837,920	$328,488,669
110%	21.23	62.7%	$454,557,049	$330,737,925
125%	24.125	63.7%	$457,821,959	$333,439,033

RECOMMENDATIONS OF THE 2021 CAMINO ROJO REPORT

Based on the results of the 2021 Camino Rojo Report, the 2021 Camino Rojo Report recommends the following additional work in regard to process and infrastructure development:

•	Oxidative metallurgical test work should continue to be advanced in order to gain a better understanding of the metallurgical parameters involved in the application of oxidation processes and improved recoveries on transition and mixed sulphide material at the Project. Estimated costs for this are approximately $100,000.

•	In addition to continuing the exploration work underway, the 2021 Camino Rojo Report recommends a two-phase exploration program, consisting of:

Phase 1

•	An estimated 2,500 metres of drilling and detailed QA/QC on Fresnillo’s data, and integration of Orla’s geological and resource models with Fresnillo’s drill data to enable material on Fresnillo’s mineral concession to be included in the measured and indicated Mineral Resource category, which will then allow the material to be considered in an updated Mineral Reserve estimate.

•	950 line-km of IP geophysical surveys to seek additional mineralized zones concealed by colluvium;

•	7,500 m of RAB drilling to seek additional mineralized zones concealed by colluvium;

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•	a 5,000 m core drill program to evaluate the sulphide resource underlying and adjacent to the oxide and transition mineralization that is the focus of the 2021 Camino Rojo Report, with the goal of defining mineralization that may be economically processed through a mill and flotation plant; and

•	a 5,000 m RC drill program to test IP anomalies already identified; then

Phase 2, which is conditional upon identification of new IP anomalies or target identified by RAB drilling in phase 1, is comprised of:

•	a 5,000 m RC drill program to test newly defined IP anomalies; and

•	a 5,000 m core drilling program to evaluate the mineralized zones thus discovered.

The total estimated cost to complete the first phase of the recommended exploration work is $3.70 million. Conditional upon positive results from the first phase, the second phase of recommended work is estimated to cost $1.80 million.

The 2021 Camino Rojo Report also recommends:

•	Exploration and construction of one or more back-up production wells capable of providing water for mine use in case the primary production well (PW-1) is out of service or cannot provide sufficient water.

•	Completion of the monitoring well network.

The estimated costs are $350,000 for a backup production well and $375,000 for the monitoring well network.

OUTLOOK/FUTURE PLANS

Since January 11, 2021, the effective date of the 2021 Camino Rojo Report, efforts on the Camino Rojo Project have focussed on bringing the mine as outlined in the Feasibility Study to production. The Company will continue with construction activities of the Camino Rojo open pit, oxide heap leach project as per the approved MIA and CUS while it prepares to file amendments to the MIA and CUS to include the land included in the Layback Agreement.

Orla will continue to maintain robust health and safety protocols, including COVID-19 prevention measures, to support the health of our employees and local communities.

The Company is also advancing a preliminary economic assessment study on the Camino Rojo Sulphide Project for completion by year-end 2021.

Exploration activities in Mexico will continue throughout 2021 with a planned 6,000-meter oriented core drilling program which began in the fourth quarter of 2020 on the large sulphide mineral resource of which results will assist in the completion of the preliminary economic assessment. Orla also plans to conduct a 2,500-meter drilling program on the Layback area with the objective to integrate the results with Orla’s geological and resource model. A 7,500-meter regional program will seek to define new drill targets for the discovery of satellite deposits near the Camino Rojo deposit.

THE CERRO QUEMA PROJECT

The following disclosure relating to the Cerro Quema Project has been derived, in part, from the independent technical report for the Cerro Quema Project titled “Cerro Quema Project – Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014 with an effective date of June 30, 2014 (the “Cerro Quema Report”) prepared by Eugene Puritch, P. Eng., Richard H. Sutcliffe, P.Geo., Tracy Armstrong, P.Geo., Antoine Yassa, P.Geo., David Burga, P.Geo., Kenneth Kuchling, P.Eng., and Fred Brown, P.Geo., of P&E Mining Consultants Inc., Gene Tortelli, PE, George Lightwood, PE, and David Brown, P.Geo., of Golder Associates Inc., and Mark Gorman, PE of KCA. The Cerro Quema Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

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PROJECT DESCRIPTION, LOCATION AND ACCESS

The Cerro Quema Project is located on the Azuero Peninsula in the Los Santos Province of south-western Panama. The Cerro Quema Project is located approximately 45 km south-southwest of the city of Chitré which 255 km by road from Panama City on the Panamanian Highway 150 km by air southwest of Panama City. The Project is located at Latitude 7° 33’ 14” N by Longitude 80° 32’ 56” W and at UTM coordinates 17N 549772 mE, 834994 mN (NAD83).

The Cerro Quema Project is accessible by road. Container loads of equipment and supplies can be shipped from the Panama Canal to the site by road. Oversized truckloads may require bypass arrangements around bridges and power lines. Chitré is the nearest town with regular air service. A helipad is available at the Project’s camp for emergency services.

The Cerro Quema Project comprises three contracts between the Republic of Panama and Minera Cerro Quema SA (“MCQ”) that grant exclusive rights for mineral extraction of class IV metallic minerals (silver and gold) over 14,893 ha dated between February 26, 1997 and March 3, 1997. The original term of the contracts was 20 years. The contracts can be extended for a first ten-year extension and then two additional extensions of five years each. The Government of Panama retains a 4% net smelter royalty.

The concession contracts held by Pershimco through its ownership of MCQ include the following provisions:

•	the state reserves the right to explore and extract under the granted area, by itself or by concessions to third parties, other natural resources including different minerals to those granted under the contract;

•	a land tax and royalty against production must be paid to the government as per Article 211 of the Mining Resources Code;

•	the concession holder must submit to the government a detailed work plan each year including approximate cost;

•	the concession holder has the right to import equipment, parts, and supplies to be used in any mining operation free of importation taxes and custom fees, except for fuel and vehicles that are not used in the mining operation;

•	a warranty fund in the amount of 100,000 Panamanian balboas (“PAB”) (equivalent to $100,000) in the form of an insurance company deposit must be put in place to guarantee the payment of repairs for damage caused by dangerous acts or restoration due to abandonment for each concession. The fund must stay in place for two years after the expiration of the contract to ensure compliance; and

•	a warranty fund in the amount of 15,000 PAB must be put in place to guarantee compliance with the obligations of each contract.

The original 20-year term for the concessions expired on February 26, 2017 (Contracts 19 and 20) and March 3, 2017 (Contract 21). Subsequent to the date of the Cerro Quema Report, the Company has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law. The Company believes it has complied with all legal requirements in relation to the concessions. On March 6, 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications were received, and that exploration work could continue while the Company waits for the renewal of the concessions. The Company has also received verbal assurances from government officials that the renewal applications are complete with no outstanding legal issues. On April 26, 2017, the Company received authorization from the Ministry of Environment to drill in two areas outside of the existing permitted drill area. On June 28, 2017, the Company received a permit to use water for drilling. A permit was received on May 8, 2018 to drill in the Sombrero zone and on May 11, 2018 two permits to use water for drilling were received. An existing permit that allows drilling in the areas of the current resources was extended for two years in May 2018.

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In October 2018, the government accepted our 2018 concession tax payments, and in February 2019, we paid the 2019 concession tax payments. A new drilling permit for the Pelona area in the eastern part of the concessions was received on February 11, 2019. All drill permits are currently active. General elections were held in Panama in May 2019, which resulted in a change in federal government effective July 1, 2019. Subsequent to this, two permits allowing temporary use of water for exploration drilling were received on November 12, 2019 and an additional two temporary water permits were received on January 13, 2020. On February 3, 2020, the 2020 annual report and concession payments were made and accepted.

As of the date of this AIF, final concession renewals have not been received and are still under revision.

The Company owns the surface rights for land required to mine the Cerro Quema Mineral Reserves and to construct and operate a heap leach facility and part of the land required for proposed upgrades to the project access road.

Panama is a constitutional democracy and faces no current threats of hostility either domestically or externally.

HISTORY

Between 1990 and 1994, previous owners completed 4,622.5 metres of core drilling and 17,578.8 metres of RC drilling on the Cerro Quema Project as well as geological mapping and various geochemical surveys. In 1996, a further 1,749.6 metres of core drilling was performed on the La Pava deposit.

Resource estimates were completed in 1996 and 2002, and 2011, but such estimates were not prepared in compliance with NI 43-101 and are no longer considered applicable due to subsequent drilling and the current Mineral Resource estimations described below. There has been no production from the Cerro Quema Project.

GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT TYPES

Regional Geology

The Cerro Quema Project is located on the Azuero Peninsula, Panama. The Azuero Peninsula is a major topographic feature on the southwest (Pacific) coastline of Panama. The basement rocks of the Peninsula consist of massive and pillowed tholeiitic basalts that are currently interpreted to represent uplifted rocks from the western margin of the Caribbean plate. Following the onset of subduction at about 70 Ma, an arc magmatic sequence developed on the Azuero basement. The rocks of the Azuero Arc Group consist of volcanic rocks including associated tuffs and volcanoclastic rocks ranging in age from approximately 71 Ma to 40 Ma Late Cretaceous to Mid-Paleogene.

Local Geology

The Cerro Quema district is located within the Los Santos peninsula region in the central part of the Azuero Peninsula. Volcanic rocks in this part of the Azuero Peninsula consist of andesite, dacite, and basalt. Within and beneath the volcanic sequence are marine volcanoclastic sediments (conglomerate, sandstone, and mudstone), limestone and turbidites.

The lower unit of the Rio Quema Formation consists of andesitic lava flow rocks, crystal rich sandstone, and turbidites interbedded with hemipelagic limestone. The upper unit contains rocks erupted from submarine dacite lava domes that are inferred to have created a barrier within the fore-arc basin and restricted the marine and volcanoclastic sedimentation patterns. North of the dacite domes, the units comprise massive volcanic rocks, many dikes, and only minor volcanoclastic and limestone units. The upper unit of the Rio Quema formation is intruded by arc-related quartz diorite and granodiorite dike intrusions. The major geological structure on the Azuero Peninsula is the northwest-southeast striking Azuero-Sona fault. This fault separates two different basement terranes. Rocks on the southwest side of the fault are massive basalt flows and pillow lavas with interbedded volcanoclastic sediments. Basement rocks to the northeast of the fault are island-arc volcanics with basalt, andesite and dacite with interbedded sediments. Flat-lying sediments of the Tonasi Formation in places overly the basement rocks, particularly northeast of the Azuero-Sona fault on the southeast coast of the Azuero Peninsula. The Azuero-Sona fault has a very clear trace within the topography of southwest Azuero Peninsula. The fault has probably been seismically active within the Holocene Epoch as indicated by left-laterally offset streams. The slip rate and seismic potential of this major fault, however, is unknown.

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Property Geology

At Cerro Quema, the silica-pyrite alteration is characterized by a highly fractured, vuggy, locally brecciated rock composed of silica and iron-oxides at the surface. The oxidized rock extends from surface to a depth of up to 150 metres. Beneath the oxidation boundary, pyrite is abundant. With few exceptions, gold mineralization above the cut-off grade is restricted to the silica-rich alteration type within the oxidized and leached cap. On the south side of the La Pava deposit, steeply-dipping chalcopyrite veins appear to be associated with late stage fracturing. In this area, a zone of high grade supergene mineralization (0.5 to 5.0% copper) is present beneath the oxidation surface.

Pershimco defined three alteration zones related to the Cerro Quema Project deposits: (i) a silica alteration zone, occurring in the core of the deposit, that contains quartz with very minor alumino-silicate clay minerals; (ii) a silica-clay alteration zone that surrounds the silicic core and is composed of silica with up to 30% fine grained alumino-silicate clay minerals (kaolinite, dickite, pyrophillite). This zone may contain medium to low grade mineralization; (iii) and a clay alteration zone that occurs as a transition between the silica-clay alteration and fresh rock. The clay alteration may contain up to 30% illite/smectite clays that replace original feldspar. This zone is unmineralized.

Mineralization

In the Cerro Quema Project area, several gold mineralized zones are located along a 15 km long, east-west trend. These zones include the La Pava, Quemita-Quema and La Mesita deposits. The mineralized zones are reported as being hosted in a belt of hornblende-pyrite pyroclastic flows and lavas of dacitic and andesitic composition. The volcanic belt is up to 1.5 km wide and conformably bounded to the north and south by epiclastic submarine sediments. The sequence dips south at 45° to 60° north. The main rock types within the mineralized zones are saprolitic dacitic clay, silicious dacite with various degrees of acid leaching and iron-oxide cemented breccia.

The gold and copper mineralization are associated with disseminated pyrite, chalcopyrite, enargite and a stockwork of quartz, pyrite, chalcopyrite, and barite with traces of galena and sphalerite. The presence of vuggy silica, alunite, natro-alunite, and enargite in addition to the hydrothermal alteration pattern is compatible with a high-sulfidation epithermal system.

Gold occurs as disseminated submicroscopic grains and as invisible gold within the crystalline structure of pyrite, especially in the advanced silica alteration zone. Strong supergene alteration results in the formation of an oxidation cap or gossan and released the gold contained in the pyrite. The highest grades of gold mineralization are near the surface and decrease toward the lower limit of oxidation.

The Cerro Quema deposits are characterized by the presence of widespread hydrothermal alteration that forms concentric halos around mineralization. The presence of vuggy silica, alunite, natro-alunite, and enargite in addition to the hydrothermal alteration pattern are compatible with a high sulphidation epithermal system. The alteration pattern is fault controlled, following E-W trending regional faults.

EXPLORATION

In 2010 and 2011, Pershimco’s exploration efforts focused on drilling. Lithological and structural mapping, channel sampling and geochemical sampling were also conducted in 2011. In 2012, Geotech Ltd. completed airborne geophysics including radiometric, magnetic and VTEM surveys over the entire property. These surveys identified the mineralized trend and highlighted areas of coincident low magnetic susceptibility with low potassium and low Th/K ratios associated with the La Pava and Quema/Quemita deposits. Additionally, the survey identified two previously unknown corridors to the north of the main trend which highlighted areas of coincident low magnetic susceptibility with low potassium and low Th/K ratios similar to those associated with the La Pava and Quema/Quemita mineralized trend. Following the completion of airborne geophysical studies in early 2012, Pershimco conducted ground IP surveys on various geophysical targets. The first surveys done were over the Quema-Quemita target in late 2012. Surveys were completed over La Pava and a new exploration target, Idaida in 2013. Each survey revealed the presence of large chargeable bodies at depth and show a generally inversed cone geometry. These large chargeable bodies are located over more than 11 km along the Cerro Quema Mineralized Corridor, which has been identified to extend for approximately 15 km within the concessions. A total of 144.6 line km of IP survey work was completed, 66.9 km at Quema/Quemita and Idaida, 57.1 km at La Pelona and 20.6 km at La Pava. The IP geophysics program identified resistivity and chargeability anomalies on all four target areas.

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In 2014, a regional mapping and surface rock chip sampling program focused on a first-pass reconnaissance investigation over the priority targets identified by the airborne geophysical survey. A total of 12,307 line metres were mapped and a total of 1,204 surface rock chip samples were collected.

Pershimco contracted an independent petrology consultant in Australia to conduct petrographic analysis on 70 samples. Samples were selected from various drill holes at La Pava, Quema, Quemita, Idaida and Pelona areas. Samples were selected from the deeper feeder structures at La Pava, the oxide gold zone at La Pava, the supergene enriched copper-gold zones at La Pava, both the oxide and sulphide zones at the Pelona and Idaida projects, as well as the oxide and supergene zones at Quema-Quemita. The aim of the petrographic studies was to gather further information about alteration phases, mineralogy, and mineralization sequence within the various deposits in the concession area. X- ray Diffraction work was conducted was conducted to ascertain clay minerals as well as the composition of ‘sericite’-like white mica and the various sulphates.

Drilling

Between 1990 and 1994, Cyprus Minerals Company and successor companies completed 4,921.3 metres of core drilling and 9,639 metres of RC drilling on the Cerro Quema Project area. Subsequently, Campbell Resources Inc. drilled a further 1,749.6 metres of core drilling on the La Pava deposit in 1996. Since acquiring the Cerro Quema Project in 2010, to the date of the Cerro Quema Report, Pershimco drilled 16,939 metres of core drilling over 79 holes and 32,728 metres of RC drilling over 330 holes. Drilling extended a mineralized structure along the northern flank of the Quema/Quemita deposit to 750 metres. This structure trends SW-NE and is located 100-200 metres north-northeast of the Quema/Quemita open pit perimeter and southeast of the La Mesita deposit and the El Domo zone. Drilling conducted close to the perimeter of the southwestern and central north sections of the open pit design have intercepted new gold oxide and/or supergene copper mineralization. Supergene copper mineralization was encountered in the western area of the open pit design.

Drilling in 2013 focused on Mineral Resource definition at the La Pava and Quema/Quemita deposits as well as investigating geophysical anomalies at new exploration targets Idaida and Pelona. Exploration drilling on the Idaida target has revealed both near surface and deeper mineralized feeder structures analogous to the La Pava and Quema/Quemita deposits.

Ten holes drilled on La Pava, located outside or within 10 to 15 metres of the southern and northwestern sides of the open pit design have intercepted significant new gold and copper mineralization.

Similar to the drilling at the La Pava deposit, the drilling at the Quema-Quemita deposit increased the overall Mineral Resource as well as identified mineralization outside of the current open pit design. Four drill holes located near the perimeter on the south-western and central north sections of the open pit design have intercepted gold oxide and/or supergene copper mineralization, providing new targets for future resource definition and upgrade drilling.

RC drilling was initiated to investigate geophysical anomalies in the new exploration target at Cerro Idaida. Upon completion of the RC drill holes, a diamond drill hole “tail” program was initiated to test for additional copper-gold mineralization within the high sulfidation system at depth. The diamond drill hole ‘tails’ encountered additional high- grade copper (enargite-covellite) mineralization as veinlets, disseminations and breccia matrix fill below the final depth of the RC holes and intercepted a deeper, higher temperature (pyrophyllite-rich) feeder zone containing copper and gold mineralization.

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Drilling also included: two holes located on the north flank of Cerro Quema, collared to intercept a strong (+40 mV/V) IP chargeability anomaly trending north-northwest; two angle (-80) south directed holes located down slope on the north flank of La Pava about 400 metres north of the summit ridge; and two vertical holes each located to test a strong dual apex high within a large IP chargeability anomaly trending southwest to northeast.

Including drilling completed subsequent to the date of the Cerro Quema Report, a total of 98,883 metres have been drilled on the Cerro Quema Project since the first drill hole by Cyprus Minerals in 1990. The majority of the drilling has been focused on the main Mineral Resource areas of La Pava and Quema-Quemita.

	RC Drilling		Core Drilling
Year	Number	Length (metres)	Number	Length (metres)
Pre-2017	577	50,571	154	31,432
2017	0	0	91	11,880
2018	0	0	19	5,000
Total	577	50,571	264	48,312

In 2017, Orla drilled 91 diamond holes for a total of 11,880 metres. Drilling was mainly focused on the Quemita and Cabalito areas with a small number of holes drilled at Chontal and Idaida. To date in 2018, Orla has drilled approximately 5,000 metres in 19 holes in the Caballito and Sombrero areas targeting copper-gold sulphide mineralization.

Sampling, Analysis and Data Verification

The following outlines the core sampling procedures used by Orla subsequent to the acquisition of the Cerro Quema Project:

•	Core is delivered from the drill rig to the secure logging area in camp by Orla staff.

•	After Geotech, logging the core is photographed and logged by geologists.

•	Samples are cut where possible at 1.5 metre intervals. In the event there is a loss of core, a change in lithological contact, mineralization or alteration contact, or a change in matrix from oxide to sulphide, the minimum sample size allowed is 0.5 metres and the maximum sample size allowed is 2.0 metres.

A rigorous QA/QC program was implemented by Orla. Two QA/QC schedules are used by Orla, for resource definition drilling QA/QC standards and blanks are placed at 1:20 interval, for exploration drilling a 1:40 interval is used. An outline of the QA/QC samples are as follows:

•	2% of samples are field duplicates consisting of ¼ core.

•	1% of samples are preparation duplicates consisting of a second pulp created from the same coarsely crushed sample.

•	1% of samples are assay duplicates, consisting of an analysis of a second split of the same pulp.

•	2% of samples are blanks, inserted into the sample stream at the discretion of project geologists, such that they are analyzed sequentially with mineralized material.

•	2% of the samples are reference standards, 3 different standards ranging from 0.2 to 1.8 g/t Au are currently being used.

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Samples are prepared in an on-site facility run independently by ALS Minerals. Sample pulps are sent to the ALS Minerals facility in Lima, Peru. All gold results are analysed by ALS Minerals (Au-AA23) using fire assay fusion and an atomic absorption spectroscopy finish. All samples are also analyzed for multi-elements, including silver and copper, using an Aqua Regia (ME-ICP41) method at ALS Laboratories in Peru. Samples with copper values in excess of 1% by ICP analysis are re-run with Cu AA46 aqua regia and atomic absorption analysis.

Hole collars are surveyed, and down-hole surveys are taken every hole.

Prior to Orla’s acquisition of the Cerro Quema Project, practices with regards to the collection of samples by Pershimco included:

(i)	Diamond drill core and RC cuttings samples were collected, each approximately one metre. In the event there was a loss of core or cuttings, a change in lithological contact, vein contact or a change in matrix from oxide to sulphide, the minimum sample size allowed was 0.5 metres and the maximum sample size allowed was 1.5 metres.

(ii)	Lithological contacts, vein contacts and sulphide content were respected with an appropriate sample interval where possible.

(iii)	A thorough QA/QC program was implemented, which included one field blank and at least one certified reference material, (also referred to as a standard), for every batch of 20 samples sent to the laboratory.

The principal lab used was Activation Laboratories (“Actlabs”). Samples were sent to Actlab’s Panama lab for preparation and the resulting pulps were sent to Actlabs in Ancaster, ON, Canada for analysis. Individual samples were entered into the Laboratory Information Management System by Actlabs personnel, dried, and finely crushed. The samples are then returned for a second time to the dryer, and immediately upon their removal from the dryer, were pulverized and riffle-split. Prepared samples were then placed into air-deprived zip lock bags and then into 5-gallon plastic containers, which were sealed and shipped by courier services to Actlabs in Ancaster, Ontario, Canada for assaying. Silver and copper sample tenors were determined using a multi-element ICP method, and gold was determined using fire assay method with atomic absorption finish. Gold values exceeding the 2.5 g/t Au were rerun using fire assay with a gravimetric finish.

The Actlabs’ Quality System is accredited to international quality standards through the International Organization for Standardization /International Electrotechnical Commission (“ISO/IEC”) 17025 (ISO/IEC 17025 includes ISO 9001 and ISO 9002 specifications) with CAN-P-1758 (Forensics), CAN-P-1579 (Mineral Analysis) and CAN-P-1585 (Environmental) for specific registered tests by the SCC. The accreditation program includes ongoing audits, which verify the QA system and all applicable registered test methods. Actlabs is also accredited by the National Environmental Laboratory Accreditation Conference program and Health Canada.

A robust QA/QC program was implemented in 2010, and this program has been maintained throughout the 2011, 2012 and 2013 drill programs since that time. The QA/QC program included the insertion of certified reference materials, field blanks and the preparation of pulp duplicate samples. The results of the 2010-2011 drill programs were previously verified by P&E Mining Consultants Inc. and were found to have passed the strict QA/QC procedures. For the 2012 and 2013 drill programs, a total of six certified reference materials, (also referred to as standards) were used to monitor lab accuracy. Two of the standards were certified for copper-only, and four of them were certified for gold-only. There were 1,725 standards analyzed for gold and 1,155 standards analyzed for copper.

DATA VERIFICATION

According to the Cerro Quema Report, Mr. Antoine Yassa, P.Geo., a qualified person, visited the Cerro Quema Project most recently on October 2, 2013, (and previously on January 17 and 18, 2012). During the October site visit, Mr. Yassa collected 12 samples from four holes. Samples were collected from taking either a ¼ split of the half core remaining in the core box or taking a split from the RC cuttings. Samples were placed into plastic bags with a unique tag identification and were placed into a larger bag for transport. Mr. Yassa brought the samples to DHL Courier in Chitré, where they were sent to the offices of P&E in Brampton, ON. From there the samples were sent via courier to AGAT Labs in Mississauga, ON for analysis. AGAT has developed and implemented at each of its locations a quality management system designed to ensure the production of consistently reliable data. The system covers all laboratory activities and takes into consideration the requirements of ISO standards. AGAT maintains ISO registrations and accreditations. ISO registration and accreditation provide independent verification that a quality management system is in operation at the location in question. Most AGAT laboratories are registered or are pending registration to ISO 9001:2000.

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Year ended December 31, 2020	United States dollars unless otherwise stated

MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testing of material from the Cerro Quema deposit was completed by the previous owners and Pershimco. The testing included: (i) bottle roll tests that evaluated amenability of the materials to cyanidation; (ii) column leach tests that evaluated the amenability of the materials to conventional heap leaching; and (iii) vat leach tests which evaluated the amenability of the materials to treatment in flooded tanks.

Conclusions from metallurgical testing are:

•	an estimated field gold recovery of 86% for all La Pava material and the low grade Quema/Quemita. Further, it is recommended to discount Quema/Quemita ore recovery at 3% recovery of gold per 1 g/t head grade;

•	oxide material from La Pava responds very well to cyanide bottle roll and column leaching yielding high gold extractions and low reagent consumptions;

•	at lower head grades (about 1 g/t of gold and lower), extractions are approximately the same for either La Pava or Quema/Quemita material;

•	at higher head grades (above 1 g/t of gold), the extractions for La Pava are greater than for Quema/Quemita; and

the data show no dependence of gold extraction on crush size for the materials and size ranges tested.

MINERAL RESOURCES

For the Cerro Quema Report, Mineral Resource estimation work was carried out by Eugene Puritch, P.Eng., Antoine Yassa P.Geo., and Fred Brown, P.Geo., all independent Qualified Persons in terms of NI 43-101. Mineral Resource modeling and estimation were carried out using the commercially available Gemcom GEMS software program. Open-pit optimization was carried out using the Whittle Four-X Single Element software program. The effective date of the Mineral Resource estimate is June 30, 2014.

The Cerro Quema Project Mineral Resource are reported inside an optimized pit shell. The results from the optimized pit shell are used solely for the purpose of reporting Mineral Resources that have reasonable prospects for economic extraction, and the optimization is based on the economic parameters including $1,500 per ounce gold, 86% oxide Au recovery, 90% sulphide Au recovery, $2.20 per tonne mining costs, $6.13 per tonne oxide processing cost, $12.00 tonne sulphide process cost, $1.00 per tonne G&A. A cutoff of 0.18 g/t Au was used for oxide mineralization and 0.31 g/t Au for sulphide mineralization. The pit shell was optimized based on Au block grades for oxide zones and gold-equivalent (“AuEq”) block grades for sulphide zones. The gold equivalent block grades were calculated using the formula:

Equation 1.0-1

AuEq = (Au g/t + (Copper% x 1.6)).

ORLA MINING LTD.
Annual Information Form
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Cerro Quema In-Pit Mineral Resources 1, 2,3, 4, 5

La Pava
Zone	Category	Cutoff (gold g/t )	Tonnes	Gold (g/t )	Copper (%)	AuEq (g/t )	Gold (ounces)
	Measured	0.18	7,052,600	0.82	0.04	NA	184,900
Oxides	Indicated	0.18	10,896,100	0.57	0.04	NA	201,100
	Measured + Indicated	0.18	17,948,700	0.67	0.04	NA	386,000
	Inferred	0.18	331,700	0.36	0.03	NA	3,800
							AuEq (ounces)
	Measured	0.31	802,000	0.44	0.22	0.80	20,600
Sulphides	Indicated	0.31	7,664,900	0.39	0.38	1.00	246,100
	Measured + Indicated	0.31	8,466,900	0.39	0.36	0.98	266,700
	Inferred	0.31	75,000	0.28	0.2	0.61	1,500
							Au and AuEq (oz)
	Measured		7,854,600	0.78	0.06	0.81	205,500
Total	Indicated		18,561,000	0.50	0.18	0.75	447,200
	Measured + Indicated		26,415,600	0.58	0.14	0.77	652,700
	Inferred	----	406,700	0.35	0.06	0.41	5,300

Quema + Quemita + Mesita
Zone	Category	Cutoff (gold g/t )	Tonnes	Gold (g/t )	Copper (%)	AuEq (g/t )	Gold (ounces)
	Measured	0.18	0	0	0	NA	0
Oxides	Indicated	0.18	5,983,700	0.86	0.03	NA	166,400
	Measured + Indicated	0.18	5,983,700	0.86	0.03	NA	166,400
	Inferred	0.18	335,300	0.38	0.03	NA	4,100
							AuEq (ounces)
	Measured	0.31	0	0	0	0	0
Sulphides	Indicated	0.31	2,539,000	0.49	0.15	0.73	59,600
	Measured + Indicated	0.31	2,539,000	0.49	0.15	0.73	59,600
	Inferred	0.31	298,100	0.30	0.17	0.57	5,500
							Au and AuEq (oz)
	Measured		0	0	0	0.00	0
Total	Indicated		8,522,700	0.75	0.07	0.82	226,000
	Measured + Indicated		8,522,700	0.75	0.07	0.82	226,000
	Inferred		633,400	0.34	0.10	0.47	9,600

Notes:

(1)	Mineral Resources are reported inside an optimized pit shell. AuEq was calculated using Au + 1.6*copper.

(2)	Numbers may not add up due to rounding.

(3)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(4)	The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

(5)	The Mineral Resources were estimated using the CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

ORLA MINING LTD.
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MINERAL RESERVES

The Mineral Reserve is that portion of the Mineral Resource that has been identified as mineable within a design pit. The Mineral Reserve estimate incorporates ore mining parameters such as mining recovery and waste rock dilution. The Mineral Reserves form the basis for the Pre-Feasibility Study mine production schedule and mine plans.

The Cerro Quema Project mining operation will consist of open-pit mining only with no underground mining component planned, hence, all of the Mineral Reserves are deemed to be open pit reserves. No Inferred Mineral Resources are used in the estimation of the Mineral Reserve. Only oxide resources are used in the estimation of the Mineral Reserve. The Mineral Reserves have been developed in a three-step process: (i) select an optimized open-pit shell to be used as the basis for the pit design; (ii) develop an operational pit design that incorporates benches, detailed pit slope criteria, and truck haulage ramps; and (iii) estimate the in-pit tonnage contained within the operational pit that meets or exceeds the cut-off grade criteria and apply the ore mining parameters (i.e. mining losses and dilution) to that tonnage. The final result is the Mineral Reserve.

The Proven and Probable Mineral Reserves are summarized in the table below.

Cerro Quema Mineral Reserves 1, 2, 3

La Pava
	Tonnes	Gold	Copper	Gold
	(millions)	(g/t)	(%)	(ounces)
Proven	6.82	0.80	0.04	176,000
Probable	7.40	0.67	0.04	159,000
Proven + Probable	14.22	0.73	0.04	335,000
Quema
	Tonnes	Gold	Copper	Gold
	(millions)	(g/t)	(%)	(ounces)
Proven	—	—	—	—
Probable	5.49	0.86	0.03	153,000
Proven + Probable	5.49	0.86	0.03	153,000
Total
	Tonnes	Gold	Copper	Gold
	(millions)	(g/t)	(%)	(ounces)
Proven	6.82	0.80	0.04	176,000
Probable	12.89	0.75	0.03	312,000
Proven + Probable	19.71	0.77	0.04	488,000

Notes:

(1)	Numbers may not add up due to rounding.

(2)	A cut-off grade of 0.21 g/t of gold is used for reporting Mineral Reserves.

(3)	Mineral Reserves are estimated at a gold price of $1,300 per ounce

MINING OPERATIONS

The mining method proposed for the Cerro Quema Project will be a conventional open-pit mine. A fleet of hydraulic excavators and trucks consisting of 50 tonne rigid frame trucks and 40 tonne articulated trucks will be used to mine the ore and waste materials. The drilling and blasting of both ore and waste rock will be required although some materials will be free-digging. The ore production rate delivered to the heap leach pad area is approximately 3.6 million tonnes per year of silica and fresh rock type ore. Clay type ore will be stockpiled and processed at the end of the mine life since this ore requires a different crushing method and agglomeration. Overall total annual mining rates will range from a high of 7.1 million tonnes of combined ore and waste to a low of 5.5 million tonnes with an average of about 6.4 million tonnes per year. This results in an average total daily mining rate of 18,000 tpd. The total mine life is 5 years in duration, not including one year of pre-production. Ore and waste from the La Pava pit will be hauled to the crusher and Chontal waste dump. At the Quema pit, a trade-off study recommended the use of a conveyor system to transport both ore and waste down the hillside. Waste would be tripped off the conveyor in the Chontal valley and ore would be sent to the primary crushing area.

ORLA MINING LTD.
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PROCESSING AND RECOVERY OPERATIONS

The Cerro Quema Project will be a 10,000 tpd heap leach facility. Processing at Cerro Quema will be by conventional heap leaching of crushed ore stacked on a single use pad. Gold will be leached from the mineralized material with dilute cyanide solution. Gold will be recovered from solution in a carbon adsorption-desorption-recovery plant to produce doré bars. An apron feeder will deliver the run of mine at a rate of 556 dry tonnes per hour to a vibrating grizzly with 130 mm openings. Grizzly oversize will be crushed by a primary jaw crusher. A secondary screen belt feeder will feed primary crushed rock to a secondary screen. The secondary screen will scalp material at 70 mm. Oversize will be crushed in the secondary cone crusher. Cone crusher product and screen undersize will discharge to the crushed ore stockpile stacker which feeds secondary crushed material to the crushed ore stockpile. The stockpile will be constructed over a subterranean tunnel containing two reclaim belt feeders and the Reclaim Tunnel Conveyor.

Pebble lime will be added to the reclaim tunnel conveyor at a nominal rate of 1.6 kg/t material. The crushed material and lime will then be conveyed to the heap for stacking. The ore will be leached using a dilute solution of sodium cyanide applied which will percolate through the material, dissolving gold, and drain by gravity to a pond.

Pregnant solution will flow by gravity through the set of five carbon adsorption columns, exiting the last adsorption column as barren solution. The adsorption columns will operate in this fashion until the carbon contained in the lead column achieves the desired precious metal loading and then it will be stripped. Stripping of the gold from the loaded carbon will be accomplished by circulating a heated, dilute caustic and cyanide solution upwards through the carbon bed. The heated solution exits the elution vessel as pregnant eluent. The pregnant eluent flows to the recovery circuit where stripped gold is plated from the pregnant eluent onto mild steel wool cathodes. The mild steel wool cathodes will be removed periodically and treated in the retort furnace which removes all of the water and most of the mercury from the cathodes. The retorted cathodes will then be mixed with fluxes, melted, and poured into doré bars. The doré will then be shipped to an offsite refiner for further processing and sale as fine gold.

INFRASTRUCTURE, PERMITTING AND COMPLIANCE ACTIVITIES

An existing site access road intersects with Via Tonosi approximately 32 km south of Macaracas. The access road runs north approximately 7 km to the location of the platform constructed between Quema and La Pava by Pershimco. Improvements to the existing road will be required and include widening to approximately 9 metres to allow two over-the-road trucks to pass, re-contouring to eliminate grades in excess of 7%, and grading to a ditch on one side for drainage.

Raw water is required for dust control, fire water, and process water make-up. Raw water will be supplied by a well located approximately 1.1 km north, north east of the existing platform at an elevation of 190 metres above sea level. Raw water will be stored in a tank located south-southeast of the existing platform near the access road to La Pava at an elevation of 480 metres above sea level.

The majority of the diesel fuel used at Cerro Quema Project will be offloaded and stored in a cylindrical horizontal steel tank located on the western end of the existing platform at 423 metres above sea level. The tank will supply fuel for the mine fleet and light vehicles.

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During construction, a temporary first aid clinic will be located on the existing platform. A treatment room will be located on the first floor of the Warehouse and Workshop building located near the ADR and process ponds. An emergency vehicle is already available at the existing base camp to transport injured or sick people to the nearest hospital.

Electrical power will be supplied from the grid by Distribuidora Electrica de Metro-Oeste (Edemet) at the Substation in Las Tablas, a community about 31 km southeast of Chitré along the Carretera Nacional. Power will be delivered to site using a 34.5 kV power line constructed from Las Tablas to Cerro Quema Project. The mine truck shop and warehouse will be housed in an 895 square metre single-story steel building constructed near the center of the existing platform area. The laboratory will be a 441 square metre single-story steel building constructed adjacent to the mine warehouse and workshop building near the center of the existing platform area. An explosives magazine will be located approximately 700 metres south of the existing pad along the access road. A 760 square metre, single-story concrete block administration building will be constructed near the southern corner of the event pond at the 220 masl elevation level. The building will provide space for employee lockers, treatment room office space, a meeting room and utilities for site managers and their staff. The Refinery will be a 339 square metre block building, adjacent to the adsorption, desorption, and recovery area, housing the electrowinning and smelting equipment and also including an office that will allow security to monitor the electrowinning and smelting processes.

ENVIRONMENTAL PERMITS

An ESIA and permits are in place for a previously proposed continuous vat leach operation. However, as the Cerro Quema Project will utilize heap leach processing methods, the Company initiated an update of the ESIA and associated permits based on the new Cerro Quema Project design to meet Panamanian, more specifically the National Authority of the Environment (Autoridad Nacional del Ambiente, known by its acronym ANAM), requirements. Additional studies that were competed to support the ESIA and permits include:

•	surface water and groundwater flow and quality conditions during dry and wet seasons;

•	sediment quality samples at selected surface water locations;

•	aquatic sampling to characterization seasonal and spatial variation; and

•	archaeological survey in potentially disturbed areas.

To develop a mine at Cerro Quema, a Category 3 ESIA is required from the Ministry of Environment. An application for this permit was submitted in 2016 (subsequent to the date of the Cerro Quema Report). The Ministry has completed the technical evaluation of the ESIA, and the Company believes the Ministry is in the process of preparing the formal resolution to approve it. Timing of approval is presently not known. When drilling commenced in January 2017, it was in an area covered by previously issued permits. Since then, the Ministry of Environment has issued Orla a two year extension to this permit for the purposes of drilling. Additionally, permits to drill have been granted for all new areas applied for. The Company is actively engaged with government officials at various levels in regard to the ESIA and concession renewals.

ENVIRONMENTAL MINING FACTORS

The acid-base accounting (“ABA”) test results indicate that samples of potential waste rock from the La Pava zone are expected to contain low to very low sulphide by weight percent, however, there is essentially no buffering capacity. The classification of ABA results indicates that most waste rock samples have low potential for acid generation; however, a smaller portion of the waste rock from La Pava is potentially acid generating. The synthetic precipitation leach test results indicate that there is the potential for metal leaching. Geochemical characterization, including kinetic testing, of additional drill core is being completed to confirm the acid generation and metal leaching potential of the waste rock, in particular material associated with the Quemita-Quema ore bodies. The ABA test results suggest that the oxide fraction of the La Pava and Quemita-Quema heap leached ore have some potential for acid generation and all samples of the sulphide fraction of the La Pava heap leached ore are potentially acid generating. Results of the leachate testing indicate that the La Pava leached oxide ore tailings have a low potential for metal leaching. The development of the open pit will be halted within the oxidation zone such that the underling sulphide bearing, and potentially acid generating rock, will not be exposed.

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SOCIAL IMPACT

In 2013, Pershimco completed a study to describe the socio-economic environment of the communities located within a 12.5 km radius of the Cerro Quema Project and the main urban centres, as well as to identify the local perceptions in regard to Panama’s current state of affairs, the environment, the Cerro Quema Project, and the mining industry in general. Data on demographics, housing and utilities, economics, and health and community well-being were obtained through surveys and secondary sources. The scope of the socio-economic study for the Cerro Quema Project area were expanded during completion of the environmental and social impact assessment. The Company has a Community Relations Department and an active social engagement effort.

CAPITAL AND OPERATING COSTS

The required pre-production capital expenditures for the Cerro Quema Project, as summarized below, are considered to have an accuracy of +/-25%. The scope of these costs includes all mining equipment, process facilities, and infrastructure for the Cerro Quema Project. Most costs have been collected in the last quarter of 2013 and the first quarter of 2014 and are considered to be valid for first quarter 2014 US dollars.

The planned Cerro Quema Project capital costs are summarized as follows:

Mine
Direct Costs	$10,926,000
Other Costs	$6,240,000
Total Pre-Production Mine	$17,166,000

Process
Direct Costs	$78,010,000
Indirect Costs	$6,608,000
Initial Fills, EPCM and Owners Costs	$15,309,0000
Total Pre-Production Capital Cost	$99,927,000

Total Cerro Quema	$117,093,000

The planned Cerro Quema Project sustaining capital and reclamation costs are summarized as follows:

Area
Leach	$9,906,000
Mine	$3,527,000
Closure	$10,381,000
Total	$23,814,000

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The planned Cerro Quema Project average operating costs are summarized as follows:

Description
Mining (owners’ fleet)	$3.30
Processing (average)	$4.40
G&A	$0.93
Total Operating Cost/Tonne Ore	$8.63
Cash Operating Cost (per ounce of gold)	$402

Based on the estimated production parameters, revenue, capital costs, operating costs, taxes and royalties, a cash flow model was prepared by KCA for the economic analysis of the Cerro Quema Project.

The period of analysis of 16 years includes two years of pre-production and investment, six years of production, three years for closure and reclamation and five additional years of monitoring. Other assumptions relied upon in the cash flow model include:

•	gold price of $1,275 per ounce; processing rate of 10,000 tonnes per day ore; average gold grade of 0.77 g/t; total average opex of $8.63 per tonne; total preproduction capex of $117.1 million; net smelter royalties of 4% (Government); Income Tax Rate of 25%; ITBMS tax of 7%; local and land use taxes of approximately $81,000 per year; gold recoveries of: 86% for all La Pava material above the cut off head grade and the low grade Quema/Quemita

For Quema/Quemita, the following formula should be used to estimate gold recovery at varying head grades greater than 1 g/t Au:

% Au = (86% - ((g Au/t -1) x 3%))

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The Cerro Quema Project economics, based on these criteria from the cash flow model, are summarized as follows:

Life of Mine Summary – Financial Analysis

Internal Rate of Return (IRR), After-Tax	33.7%

NPV @ 0% (After-Tax)	$152,415,000
NPV @ 5% (After-Tax)	$110,052,200
NPV @ 10% (After-Tax)	$77,997,400

Gold Price Assumption ($/Ounce)	$1,275
Pay Back Period (Years based on After-tax)	2.2

Initial Capital Costs
Pre-Production Initial Capital	$115,929,368
Working Capital	$1,163,664
Total Initial Capital	$117,093,032

Future Capital (life of mine)	$23,480,397

Operating Costs (Average Life of Mine)
Mining (Contract and Owner)	$3.30
Processing	$4.40
G&A	$0.93
Total Operating Cost/Tonne Ore	$8.63
Cash Operating Costs (per ounce of gold)	$402

Production Data
Life of Mine	5.3
Mine Throughput (Ore)	10,000
Metallurgical Recovery Au (Avg)	85.8%
Average Annual Gold Production	78,800
Average LOM Strip Ratio (waste: ore)	0.72

EXPLORATION UPDATE SUBSEQUENT TO DATE OF CERRO QUEMA REPORT

2017 Exploration

Exploration at Cerro Quema in 2017 targeted zones of high-sulphidation style alteration that could potentially host additional oxide gold resources. Exploration also tested for sulphide copper-gold mineralization below the level where the rocks are oxidized. There have not been any exploration results subsequent to the Mineral Resource estimate that would materially impact the Mineral Resource estimate used for the pre-feasibility study contained in the Cerro Quema Report.

ORLA MINING LTD.
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A total of 72.7 line km of IP-resistivity and 70.3 line km of magnetic survey were completed by SJ Geophysics of Vancouver, Canada in March through June 2017. Geophysics was completed over five separate exploration targets. In addition, two reconnaissance lines were completed in an area with intrusive-hosted mineralization potential. Resistivity anomalies outlined by the survey were interpreted to be due to silica associated with high sulphidation alteration. Anomalies drilled to date have confirmed this interpretation and drilling to test them continues. One of the reconnaissance lines over the area with potential intrusive hosted mineralization had a strong chargeability anomaly indicating the presence of sulphides. Follow-up work on this anomaly is planned.

In early 2017, the Company commenced a drill program to test areas on the property that have potential to host additional Mineral Resources. A contract for diamond drilling was awarded to Energold de Panama S.A., who mobilized 3 man-portable rigs to the site. A total of 11,880 metres in 91 holes were completed in 2017. All results have been provided by the Company in press releases between April 27, 2017 and January 8, 2018.

Holes were drilled in the general area of the Quemita Zone (one of two zones that contain the 488,000 ounce Cerro Quema oxide gold Mineral Reserve); areas north of the Quemita zone; the area between the two resource areas (Chontal); and the Idaida and Caballito area to the south of Quemita. Drill targets included resistivity anomalies and areas of alteration that may host undiscovered gold mineralization in oxidized material. Along with testing for new discoveries, the drilling tested potential extensions to the resource zones outlined in the Cerro Quema Report, and possible upgrades to the resources within the pre-feasibility study proposed pits.

A new zone at Cabalito comprised of low-arsenic copper-gold mineralization and located 2 km south of Quemita was discovered in 2017.

Six holes were drilled in 2017 to obtain material for additional metallurgical testing. (3 at Quemita and 3 at La Pava). Material has been sent to KCA in Reno for column tests at a larger particle size than previous tests conducted on material from the property.

2018 Exploration

Drilling continued at Cerro Quema in 2018 with one rig currently in operation. A total of 7,536 metres were drilled in 2018 in 27 holes.

This work focused on the Caballito copper-gold discovery, and the Sombrero zone which is adjacent to the north of Caballito.

The Caballito zone is defined by a 650 to 800-metre-long northwest-southeast trending chargeability anomaly outlined by a 2017 IP survey. It is 350 to 400 metres wide. Highest grade mineralization occurs on the southwest side of the zone and is associated with very low resistivity within the overall chargeability due to very high sulphide content. Widths in excess of 100 metres grading better than 1% copper and associated 0.2 to 0.4 g/t gold have been reported.

In 2018, the Company re-examined core from sulphide intercepts below the Quemita oxide gold mineral reserve located 1.2 km to the northwest of Caballito and found indications of Caballito style copper-gold mineralization with low arsenic. Therefore, Orla extended the IP grid northward from the area surveyed in 2017 through this area and completed 25 line-km of new surveying in 2018. Results from the new IP indicated areas with potential for similar mineralization as found at Caballito. Six holes drilled north of Caballito in Sombrero intersected variable zones of alteration, but no high-grade mineralization. Further drilling is planned.

ORLA MINING LTD.
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The Company completed column testing on material at larger sizes than previously tested. Gold recoveries on material crushed to 150 millimetres were 96% for the La Pava deposit, which contains approximately two thirds of the current mineral reserves, and 91% for the Quemita deposit. Operational recovery estimates are typically de-rated from column test data, but these results compare very favorably to an average operational recovery of 86% in the 2014 Pre-Feasibility Study at a crush size of -70 millimetres. Orla will incorporate the results into an updated process plan and operational recovery estimates that will consider one-stage crushing or run of mine instead of the two-stage crushing modelled in the 2014 PFS.

Cerro Quema

2018 Drill Summary

Dec 31, 2018

Hole	Area	East	North	Az	Dip	Depth	Intercepts
							From	to	Width	Au g/t	Cu %
CQMET-17-154	La Pava	549682	835017	180	-70	147.0	Met Hole (was drilled 40.5 to 147.0 in 2018)
CQDH-18-156	Caballito	554266	834599	90	-60	240.0	46.2	193.8	147.6	0.21	0.33
							9.0	39.0	30.0	0.73	ox
				90	-60	247.5	39.0	52.5	13.5	0.59	sx
CQDH-18-157	Caballito	554352	834630
							75.0	199.5	124.5	0.47	1.54
				including			94.5	127.5	33.0	0.49	2.78
CQDH-18-158	Caballito	554157	834600	90	-60	351.0		No significant intercepts
CQDH-18-159	Caballito	554320	834475	70	-50	327.0		No significant intercepts
CQDH-18-160	Caballito	554472	834626	90	-60	300.0	39.6	125.4	85.8	0.39	1.44
CQDH-18-161	Caballito	554432	834715	90	-60	229.5		No significant intercepts
CQDH-18-162	Idaida	554389	834902	90	-60	300.0		No significant intercepts
							4.5	18.0	13.5	0.45	ox
				90	-60	300.0
CQDH-18-163	Caballito	554280	834703				42.5	190.2	147.7	0.28	1.25
				including			145.0	187.0	42.0	0.36	3.12
							0.0	33.0	33.0	0.81	ox
							52.5	96.3	43.8	0.36	ox
CQDH-18-164	Idaida	554192	834931	90	-60	232.5
							96.3	122.0	25.7	0.52	1.96
							129.5	144.0	14.5	0.35	0.72
							36.0	45.0	9.0	0.92	0.19
CQDH-18-165	Caballito	554642	834604	90	-60	231.0
							56.7	78.8	22.1	0.27	0.52
							56.8	71.0	14.2	0.31	0.32
						285.0
CQDH-18-166	Caballito	554650	834850	250	-65		80.8	146.0	65.2	0.30	0.83
				including			81.3	93.0	11.7	0.28	2.38
CQDH-18-167	Idaida	554155	835144	90	-50	295.5	134.5	236.2	101.7	0.10	0.27
				including			223.5	234.0	10.5	0.16	0.76
CQDH-18-168	Idaida	554151	835146	225	-50	250.5		No significant intercepts
CQDH-18-169	Idaida	554153	835145	60	-50	300.0	128.0	262.0	134.0	0.14	0.62
CQDH-18-170	Idaida	554498	834911	90	-45	232.5	25.5	54.0	28.5	0.30	0.30
							79.9	84.5	4.6	0.12	0.94
CQDH-18-171	Idaida	554498	834911	90	-70	201.0
							130.5	135.0	4.5	0.13	1.07
CQDH-18-172	Sombrero	553620	835714	90	-65	243.0		No significant intercepts

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Year ended December 31, 2020	United States dollars unless otherwise stated

Hole	Area	East	North	Az	Dip	Depth	Intercepts
							From	to	Width	Au g/t	Cu %
CQDH-18-173	Sombrero	554051	835691	325	-60	235.5	No significant intercepts
CQDH-18-174	Sombrero	553989	835621	270	-60	120.0	No significant intercepts
CQDH-18-175	Sombrero	553940	835494	270	-80	360.0	22.0	35.4	13.4	2.11	0.07
CQDH-18-176	Sombrero	553934	835502	90	-65	177.0	24.0	43.5	19.5	0.59	0.06
							0.0	14.6	14.6	0.25
CQDH-18-177	Sombrero	554223	834801	90	-60	274.5
							136.6	196.6	60.0	0.09	0.10

CQDH-18-178	Caballito	554283	834706	270	-75	210.0	67.0	119.5	52.5	0.30	0.84
				including			68.0	90.3	22.3	0.34	1.48
							0.0	6.1	6.1	0.30
CQDH-18-179	Idaida	554140	835047	90	-65	454.5	68.7	129.8	61.1	0.55	1.34
				including			103.5	128.3	24.8	0.89	2.91
CQDH-18-180	Idaida	554385	834900	270	-55	289.5	No significant intercepts
							104.1	114.5	10.4	0.13	0.92
				270	-70	414.0
							140.5	297.0	156.5	0.15	0.69
CQDH-18-181	Idaida	554370	835164	including			140.5	151.5	11.0	0.23	1.99
				including			162.0	207.7	45.7	0.24	1.30
				including			245.9	255.3	9.4	0.20	1.13
CQDH-18-182	Idaida	554174	835299	90	-65	328.5	No significant intercepts
Total 2018 drilling (metres)						7,536.0

Notes:

(1)	All gold and copper values are uncut except for hole CQDH-18-160 where a 7.0% and a 36.0% assay were cut to 3.4% (third highest assay).

(2)	Widths are shown as intercepted widths.

(3)	Drill results were reviewed and approved by Hans Smit, P.Geo., Chief Operating Officer at Orla.

(4)	Data as of December 31, 2018.

(5)	ox = oxide.

2019-2020 Exploration

There were no notable exploration activities at Cerro Quema in 2019.

In the fourth quarter of 2020, drilling commenced along the Caballito trend to define additional copper-gold sulphide mineralization. In the first two of 15 planned holes completed, multiple intervals of alteration were noted. This included narrow intervals of weakly to moderately advanced argillic alteration and patchy quartz-alunite intervals and mineralization mostly disseminated pyrite and local pyrite-enargite and trace of copper sulphide. Anomalous assays (1.5m at > 0.500 ppm Au, or 1.5m at > 1,000 ppm Cu) included gold and copper with values up to 0.538 ppm Au and 2,400 ppm Cu over 1.5 metres from 344.3 metres  in hole CQDH-20-184.

OUTLOOK/FUTURE PLANS

In 2021, the Company plans to update the Cerro Quema pre-feasibility study (“Cerro Quema PFS”) on the oxide heap leach gold project initially completed in 2014. This will include updated Mineral Reserve and Mineral Resource estimates. The Company expects that the Cerro Quema PFS will be completed in Q2-2021 and intends to start the feasibility study in the second half of 2021.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2020	United States dollars unless otherwise stated

In addition to the work on oxide mineralization, the Company will continue to advance exploration of the Caballito copper-gold sulphide discovery. This style of mineralization, identified in 2018, presents potential value to the project in addition to the current heap-leach oxide gold project. In addition to the 1.2 km long trend north of Caballito through to Quemita, the Pelona area in the eastern part of the project provides extensive target areas for additional Caballito-style mineralization.

Orla plans to also complete a 15-hole exploration drill program that began in the fourth quarter of 2020 and will extend into the first half of 2021. The program aims at testing priority targets primarily defined with geophysical IP anomalies along the Cabaillito trend and near the Quemita deposit.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

RISK FACTORS

In addition to the usual risks associated with an investment in a mineral exploration and development company, the Company believes that, in particular, the risk factors set out below should be considered. It should be noted that this list is not exhaustive and that other risk factors may apply. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors of the Company are currently unaware or which they consider not to be material in relation to the Company’s business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects could be materially adversely affected. In such circumstances, the price of the Company’s securities could decline, and investors may lose all or part of their investment. An investment in the Company may not be suitable for all investors.

FINANCING RISKS

The Company has limited financial resources, no history of mineral production, operations or source of operating cash flow and continues to experience losses from operations, a trend the Company expects to continue. The exploration and development of the Company’s properties, including continuing exploration, will require additional financing. Historically, the Company has been financed through the issuance of Common Shares, debt and other equity securities. Although Orla has been successful in the past in obtaining financing, the Company has limited financial resources. The Company has no assurance that additional funding will be available to it in the future to fulfill the Company’s existing obligations or further exploration and development and, if obtained, on terms favourable to the Company. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company.

The most likely source of future financing presently available to the Company is through the sale of additional Common Shares, which would mean that each existing shareholder would own a smaller percentage of the Common Shares then outstanding. Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make interest and capital payments. Also, the Company may issue or grant warrants or options in the future pursuant to which additional Common Shares may be issued. Exercise of such warrants or options will result in dilution of equity ownership to the Company’s existing shareholders.

Failure to obtain required financing could result in delay or indefinite postponement of its anticipated activities in the coming years and could cause the Company to forfeit its interests in some or all of the Company’s properties or to reduce or terminate the Company’s operations. Failure to obtain required financing would have a material adverse effect on the Company’s business, financial condition, and results of operations.

UNCERTAINTY IN THE ESTIMATION OF MINERAL RESERVES AND MINERAL RESOURCES

The figures for Mineral Reserves and Mineral Resources contained in this AIF are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves or Mineral Resources will be mined or processed profitably. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve such estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Until a deposit is actually mined and processed, the quantity of metal and grades must be considered as estimates only. Actual Mineral Reserves or Mineral Resources may not conform to geological, metallurgical, or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify such occurrences in the Company’s assessment of Mineral Reserves and Mineral Resources may have a material adverse effect on the Company’s future cash flows, results of operations and financial condition.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuations in gold, silver and base or other precious metals prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may result in a revision of estimates from time to time or may render the estimates uneconomic to exploit. Mineral Resource and Mineral Reserve data is not indicative of future results of operations. Estimated Mineral Resources or Mineral Reserves for the Company’s properties are evaluated from time to time and may require adjustments or downward revisions based upon further exploration or development work, geological interpretation, drilling results, metal prices or actual production experience. Any material reductions in estimates could have a material adverse effect on the Company’s results of operations and financial condition.

The category of Inferred Mineral Resource is often the least reliable Mineral Resource category and is subject to the most variability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven Mineral Reserves and Probable Mineral Reserves as a result of continued exploration. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

MINE DEVELOPMENT RISKS

Mine development projects require significant expenditures during the development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. The economic feasibility of development projects is based on many factors such as: estimation of Mineral Reserves, anticipated metallurgical recoveries, environmental considerations and permitting, and anticipated capital and operating costs of these projects. Development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production. Particularly for development projects, estimates of proven and probable Mineral Reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production. Any of the following events, among others, could affect the profitability or economic feasibility of a project: unanticipated changes in grade and tons of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability and costs of labour, costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface on which to locate processing and refining facilities, adequate access to the site, unanticipated transportation costs, government regulations (including regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals and environment), fluctuations in metals prices, accidents, labour actions, the availability and delivery of critical equipment, successful commissioning and start-up of operations, including the achievement of designed mill recovery rates and force-majeure events. Actual results for may differ from current estimates and assumptions described in a feasibility study or technical report, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, Orla’s business, results of operations, financial condition and liquidity could be materially adversely affected. Fluctuations in the market price of gold, silver and other metals may significantly adversely affect the value of the Company’s securities and the ability of the Company to develop its projects. The value of the Company’s securities may be significantly affected by the market price of gold, silver and other metals, which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company’s control, including levels of supply and demand for a broad range of industrial products, economic growth rates of various international economies, expectations with respect to the rate of inflation, the relative strength of various currencies, interest rates, speculative activities, global or regional political or economic circumstances and sales or purchases of gold and silver or other metals by holders in response to such factors.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

natural disasters, terrorist acts, health crises and other disruptions and dislocations, including by the COVID-19 pandemic, whether those effects are local, nationwide or global

Upon the occurrence of a natural disaster, pandemic or upon an incident of war, riot or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a material adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including the novel COVID-19, and many industries, including the mining industry have been impacted. The outbreak has led to a widespread crisis that is adversely affecting the economies and financial markets of many countries. If increased levels of volatility continue, or in the event of a rapid destabilization of global economic conditions, there may be an adverse effect on commodity prices, demand for metals, availability of equity or credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, travel restrictions, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver doré or concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown events with potentially significant impacts. At this time, we cannot accurately predict what impacts there will be or what effects these conditions will have on the business, including those uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length of restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted. Any outbreak or threat of an outbreak of a contagious or epidemic disease could have a material adverse effect on the Company, its business and operational results and the market price of its securities.

FOREIGN COUNTRY AND POLITICAL RISK

The Company’s principal mineral properties are located in Mexico and Panama. The Company is subject to certain risks as a result of conducting foreign operations, including, but not limited to: currency fluctuations; possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights; opposition from environmental or other non-governmental organizations; government regulations relating to the mining industry; renegotiation, cancellation or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; uncertain political and economic environments; war, terrorism, narco-terrorist actions or activities, sabotage and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental or similar permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations, or rules in any of the countries in which the Company currently conducts business or in the future may conduct business, could result in an increase in taxes, or other governmental charges, duties, or impositions. No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws will not be changed, interpreted, or applied in a manner that could result in the Company being subject to additional taxation or that could otherwise have a material adverse effect on us.

One of the Company’s principal mineral properties is located in Panama. Panama remains a developing country. If the economy of Panama fails to continue growth or suffers a recession, it may have an adverse effect on the Company’s operations in that country. The Company does not carry political risk insurance.

Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted, and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition, and results of operations.

CONCESSIONS RISKS

The original 20-year term for the concessions at the Cerro Quema Project expired on February 26, 2017 (Contracts 19 and 20) and March 3, 2017 (Contract 21). The Company has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law. The Company believes it has complied with all legal requirements in relation to the concessions. On March 6, 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications were received, and that exploration work could continue while the Company waits for the renewal of the concessions. The Company has also received verbal assurances from government officials that the renewal applications are complete with no outstanding legal issues. On April 26, 2017, the Company received authorization from the Ministry of Environment to drill in two areas outside of the existing permitted drill area. On June 28, 2017, the Company received a permit to use water for drilling. A permit was received on May 8, 2018 to drill in the Sombrero zone and on May 11, 2018 two permits to use water for drilling were received. An existing permit that allows drilling in the areas of the current resources was extended for two years in May 2018. On February 11, 2019 a new drilling permit for the Pelona area in the eastern part of the concessions was received. Furthermore, the Panamanian Ministry of Commerce and Industry accepted the most recent annual report for the concessions which includes a work plan for 2019. The 2019 concessions tax payment was accepted in February 2019. All drill permits are currently active. General elections were held in Panama in May 2019, which resulted in a change in federal government effective July 1, 2019. Subsequent to this, two permits allowing temporary use of water for exploration drilling were received on November 12, 2019 and an additional two temporary water permits were received on January 13, 2020. In February 2020 and 2021, the annual report and concession payments were made and accepted.

As of the date of this AIF, final concession renewals have not been received and are still under revision. There is no assurance that the Company will receive the extensions or receive them within a reasonable time period. Failure to receive the extensions would have a material adverse effect on the Company’s business, financial condition, and results of operations.

ESIA PERMIT

To develop a mine at Cerro Quema, a Category 3 ESIA is required from the Ministry of Environment. An application for this permit was submitted in 2016. The Company is actively engaged with government officials at various levels in regard to the ESIA and concession renewals. It is reviewing all options including ceasing site activities until such time as approval of the renewals and the permits are finalized. There is no assurance that the Company will receive the various approvals, including the modification to the ESIA, or receive them within a reasonable time period. Failure to receive the ESIA would have a material adverse effect on the Company’s business, financial condition, and results of operations.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

PERMITTING RISKS

The Company’s operations in each of the jurisdictions in which it operates are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Furthermore, prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. The Company can provide no assurance that necessary permits will be obtained, that previously issued permits will not be suspended for a variety of reasons, including through government or court action, or that delays will not occur in connection with obtaining all necessary permits, renewals of permits for existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. The Company can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which would materially adversely affect its operations.

ENVIRONMENTAL AND OTHER REGULATORY REQUIREMENTS

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving to stricter standards, and enforcement, fines and penalties for noncompliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. Environmental hazards may exist on the properties in which the Company holds its interests or on properties that will be acquired which are unknown to the Company at present and which have been caused by previous or existing owners or operators of those properties.

The Company’s current or future activities, including exploration and development activities and operations of the Company require licenses, permits or other approvals from various governmental authorities and activities are and will be governed by laws and regulations governing exploration, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety, mine permitting and other matters. Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits that the Company may require for exploration and development will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities and that it does not currently have any material environmental obligations. However, there may be unforeseen environmental liabilities resulting from exploration, development and/or mining activities and these may be costly to remedy.

The Company does not maintain insurance against all environmental risks. As a result, any claims against the Company may result in liabilities that could have a significant adverse effect on the operations and financial condition of the Company.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration and development operations may be required to compensate those suffering loss or damage by reason of the exploration and development activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

The Company cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially or adversely affect its financial condition. There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Company.

EXPLORATION AND DEVELOPMENT RISKS

The business of exploring for minerals and mining involves a high degree of risk. The operations of the Company may be disrupted by a variety of risks and hazards normally encountered in the exploration, development and production of precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s activities that would have a material adverse effect on its business, financial condition, results of operations and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against which it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company’s results of operations and financial condition.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Orla will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore. Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, Mineral Resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

THE CAMINO ROJO PROJECT MINERAL RESOURCE ESTIMATE ASSUMES THAT THE COMPANY CAN ACCESS MINERAL TITLES AND LANDS THAT ARE NOT CONTROLLED BY THE COMPANY

All of the mineralization comprised in the Company’s Mineral Resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by Orla. However, the Mineral Resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by Fresnillo and that waste would be mined on Fresnillo’s mineral titles. On December 21, 2020, Orla announced that it had completed the Layback Agreement. The Layback Agreement allows Orla to expand the Camino Rojo Project oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. This expansion will increase oxide ore available for extraction on Orla’s property below the pit outlined in Orla’s previous 2019 feasibility study.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

The Layback Agreement is only with respect to the portion of the heap leach material included in the current Mineral Reserve. As such, any potential development of the Camino Rojo Project that includes an open pit encompassing the entire Mineral Resource estimate would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles). It is estimated that approximately two-thirds of the mill resource estimate and one-quarter of the leach resource estimate comprising the Mineral Resource estimate are dependent on this additional agreement being entered into with Fresnillo. The leach Mineral Resource dependent on the additional agreement is mainly comprised of less oxidized transitional material with the lowest predicted heap-leach recoveries.

Delays in, or failure to obtain, an additional agreement with Fresnillo would affect the development of a significant portion of the Mineral Resources of the Camino Rojo Project that are not included in the 2021 Camino Rojo Report mine plan, in particular by limiting access to significant mineralized material at depth. There can be no assurance that the Company will be able to negotiate such additional agreement on terms that are satisfactory to the Company and Fresnillo or that there will not be delays in obtaining the necessary additional agreement. Should such a subsequent agreement with Fresnillo not be obtained on favourable terms, the economics of any potential mine development using the full Mineral Resource estimate would be significantly negatively impacted.

MINERAL RESOURCE ESTIMATIONS FOR THE CAMINO ROJO PROJECT ARE ONLY ESTIMATES AND RELY ON CERTAIN ASSUMPTIONS

The estimation of Mineral Resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

In particular, the estimation of Mineral Resources for the Camino Rojo Project has assumed that there is a reasonable prospect for reaching an additional agreement with Fresnillo with respect to the mill resource included in the Mineral Resource estimate. While the Company believes that the Mineral Resource estimates for the Camino Rojo Project are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an additional agreement with Fresnillo will be reached.

Although all mineralization included in the Company’s Mineral Resource estimate for the Camino Rojo Project are located on mineral concessions controlled by the Company, failure to reach an additional agreement with Fresnillo would result in a significant reduction of the Mineral Resource estimate by limiting access to Mineral Resources below the current Mineral Reserves. Any material changes in Mineral Resource estimates may have a material adverse effect on the Company.

THE LAYBACK AGREEMENT REMAINS SUBJECT TO THE transfer of surface rights

As contemplated in the Feasibility Study, the Layback Agreement allows access to oxide and transitional heap leachable mineral resources on Orla’s property below the open pit outlined in the 2019 Technical Report. In addition, the Layback Agreement grants Orla the right to mine from Fresnillo’s mineral concession, and recover for Orla’s account, all oxide and transitional material amenable to heap leaching that are within an expanded open pit. In the 2021 Feasibility Study, all material to be mined on Fresnillo’s concession is classified as waste. Upon the completion of a confirmatory drill program on Fresnillo concessions by Orla, and integration of Fresnillo’s drill database, a subsequent Mineral Reserve update is expected which would include all economic oxide and transitional material from the expanded pit. The Layback Agreement remains subject to the transfer of certain surface rights. Delays in, or failure to obtain such transfer of surface rights could affect the timetable or cost of development of the potential mine modelled in the Feasibility Study.

SURFACE RIGHTS

There are three ejido communities in the vicinity of the main area of drilling at the Camino Rojo Project and other ejido lands cover most of the rest of the property. The lands that is be required by the Company for a potential open pit mine and heap leach facility are subject to an expropriation agreement between the Company and the San Tiburcio Ejido. For exploration activities, the Company enters into temporary occupation agreements with the ejido communities, which allow the Company to use the surface of the lands for its mining activities for a set period of time. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or other surface access agreements or amend existing agreements. Failure to reach new agreements or disputes regarding existing agreements may cause, blockades, suspension of operations, delays to projects, and on occasion, may lead to legal disputes. Any such failure to reach new agreements or disputes regarding existing agreements may have a material adverse effect on the Company’s business. The Company currently owns all surface rights required for exploration and development of the Cerro Quema project.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

PRODUCTION ESTIMATES

The Company has Mineral Reserve estimations for its existing Cerro Quema and Camino Rojo projects and such estimates are based on a pre-feasibility study for Cerro Quema and a feasibility study for the Camino Rojo Project. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve such estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition. The realization of estimates is dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding grades and recovery rates, ground conditions (including hydrology), the physical characteristics of deposits, the presence or absence of particular metallurgical characteristics, and the accuracy of the estimated rates and costs of mining, haulage, and processing. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies; mine failures or slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; the inability to process certain types of ores; labour shortages or strikes; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses, and legal liabilities in addition to adversely affecting mineral production.

COST ESTIMATES

Capital and operating cost estimates discussed herein may not prove accurate. Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services, and other factors and assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and title claims. Changes in the Company’s anticipated production costs could have a major impact on any future profitability. Changes in costs of the Company’s anticipated mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel, and diesel) and scarcity of labour, and could result in changes in profitability or Mineral Reserve and Mineral Resource estimates. Many of these factors may be beyond the Company’s control. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Company’s future results of operations or financial condition.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

METAL PRICES

The Company’s long-term viability depends, in large part, upon the market price of gold and silver. Market price fluctuations of gold could adversely affect the profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Metal prices have fluctuated widely, particularly in recent years. The marketability of metals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to price, royalties, global consumption patterns, supply of, and demand for, metals, speculative activities, allowable production and importing and exporting of minerals, the effect of which cannot accurately be predicted. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has an interest may be mined at a profit.

Declining metal prices can also impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations.

GLOBAL FINANCIAL CONDITIONS

Market events and conditions, including the disruptions in the international credit markets and other financial systems, along with political instability, falling currency prices expressed in United States dollars, the uncertainty surrounding global supply chain and the critical measures implemented by governments globally related to the recent spread of diseases have resulted in commodity prices remaining volatile. These conditions have also caused fear and a loss of confidence in global credit markets, resulting in a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions have caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events are illustrative of the effect that events beyond the Company’s control may have on commodity prices; demand for metals, including gold and silver; availability of credit; investor confidence; and general financial market liquidity, all of which may adversely affect the Company’s business.

These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value, and the price of the Common Shares could be adversely affected.

UNINSURED RISKS

Exploration, development, and production operations on mineral properties involve numerous risks, including but not limited to unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, landslides, earthquakes and other environmental occurrences, risks relating to the storage and shipment of precious metal concentrates or doré bars, and political and social instability. Such occurrences could result in damage to mineral properties, damage to underground development, damage to production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in the ability to undertake exploration, monetary losses, and possible legal liability. Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance policies do not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not always available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. The Company does not currently maintain insurance against political risks, underground development risks, production facilities risks, business interruption or loss of profits, theft of doré bars, the economic value to re-create core samples, environmental risks, and other risks. Furthermore, insurance limits currently in place may not be sufficient to cover losses arising from insured events. Losses from any of the above events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

COMPETITIVE LANDSCAPE

The mineral exploration business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical, and other resources than the Company, in the search for and acquisition of exploration and development rights on desirable mineral properties, for capital to finance its activities and in the recruitment and retention of qualified employees. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring exploration and development rights, financing, or recruiting and retaining employees.

TITLE MATTERS

The acquisition of title to mineral tenures in Mexico and Panama is a detailed and time-consuming process. Although the Company has diligently investigated title to all mineral tenures and, to the best of its knowledge, title to all of its properties is in good standing, this should not be construed as a guarantee of title. The Company can provide no assurances that there are no title defects affecting its properties Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected encumbrances or defects or governmental actions. Title to the Company’s properties may also be affected by undisclosed and undetected defects. If any claim or challenge is made regarding title, the Company may be subject to monetary claims or be unable to develop properties as permitted or to enforce its rights with respect to its properties.

CONFLICTS OF INTEREST

The Company’s Directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the Directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s Directors, a Director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, the Directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

COMPLIANCE WITH ANTI-CORRUPTION LAWS

The Company is subject to various anti-corruption laws and regulations including, but not limited to, the Canadian Corruption of Foreign Public Officials Act, the Foreign Corrupt Practices Act of the United States of America, and similar laws in any country in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents.

The Company’s Camino Rojo Project is located in Mexico and the Cerro Quema Project is located in Panama, both of which countries which are perceived as having fairly high levels of corruption. Orla cannot predict the nature, scope, or effect of future anti-corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

As a consequence of these legal and regulatory requirements, the Company has instituted policies with regard to business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors, and other agents, with all applicable anti-corruption laws and regulations.

SHARE PRICE FLUCTUATIONS

The Common Shares are listed and posted for trading on the TSX and the NYSE American. An investment in the Company’s securities is highly speculative. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration, or development-stage companies such as the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

TAX MATTERS

The Company is subject to income taxes and other taxes in a variety of jurisdictions and the Company’s tax structure is subject to review by both Canadian and foreign taxation authorities. The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

CURRENCY FLUCTUATIONS

The Company’s operations in Mexico and Panama make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in Canadian dollars with the majority of transactions denominated in U.S. dollars, Canadian dollars, and Mexican pesos. As the exchange rates of the U.S. dollar and Mexican peso fluctuate against the Canadian dollar, the Company will experience foreign exchange gains or losses. The Company does not use an active hedging strategy to reduce the risk associated with currency fluctuations but may decide to do so in the future.

LIMITED OPERATING HISTORY

The Company has no history of generating operating revenues or profits. The Company expects to continue to incur losses unless and until such time as it develops its properties and commences operations on its properties. The development of the properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, some of which are beyond the Company’s control, including the progress of ongoing exploration, studies and development, the results of consultant analysis and recommendations, and the execution of any joint venture agreements with strategic parties, if any. There can be no assurance that the Company will generate operating revenues or profits in the future.

NEGATIVE OPERATING CASH FLOW

The Company is an exploration and development stage company and has not generated cash flow from operations. The Company is devoting significant resources to the development of the Camino Rojo Project, the Cerro Quema Project and to actively pursue exploration and development opportunities, however, there can be no assurance that it will generate positive cash flow from operations in the future. The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. Historically the Company’s primary source of funding has been the issuance of equity securities for cash, through prospectus offerings and private placements to sophisticated investors and institutions. The Company has successfully raised equity and debt financing in many of the past few years, in the form of private placement financings, the exercise of warrants and options, and negotiation of a project loan. While the Company believes that success will continue, its access to exploration and construction financing is always uncertain, and there can be no assurance of continued access to significant equity or debt funding. The Company currently has negative cash flow from operating activities.

LITIGATION RISK

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s financial position, results of operations or the Company’s property development.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

NON-GOVERNMENTAL ORGANIZATION INTERVENTION

In recent years, certain communities of both indigenous people and others, as well as non-governmental organizations, have been vocal and negative with respect to mining activities. The Company’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. Community groups or non-governmental organizations may create or inflame public unrest and anti-mining sentiment among the inhabitants in areas of mineral development. These communities and organizations have taken such actions as protests, road closures, work stoppages and initiating lawsuits for damages. Such organizations can be involved, with financial assistance from various groups, in mobilizing sufficient local anti-mining sentiment to prevent the issuance of required permits for the development of mineral projects of other companies. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk. Any actions by communities and non-governmental organizations may have a material adverse effect on the Company’s development activities, financial position, cash flow and results of operations.

OUTSIDE CONTRACTOR RISKS

It is common for certain aspects of mining operations, such as drilling, blasting and underground development, to be conducted by outside contractors. As a result, the Company is subject to a number of risks, including: reduced control over the aspects of the tasks that are the responsibility of the contractors; failure of the contractors to perform under their agreements with the Company; inability to replace the contractors if their contracts are terminated; interruption of services in the event that the contractors cease operations due to insolvency or other unforeseen events; failure of the contractors to comply with applicable legal and regulatory requirements; and failure of the contractors to properly manage their workforce resulting in labour unrest or other employment issues.

UNRELIABLE HISTORICAL DATA

The Company has compiled technical data in respect of the Camino Rojo and Cerro Quema projects, some of which was not prepared by the Company. While the data represents a useful resource for the Company, much of it must be verified by the Company before being relied upon in formulating exploration programs.

UNKNOWN LIABILITIES IN CONNECTION WITH ACQUISITIONS

As part of the Company’s acquisitions, the Company has assumed certain liabilities and risks. While the Company conducted thorough due diligence in connection with such acquisitions, there may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

ACQUISITIONS AND INTEGRATION

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material property may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

NO DIVIDENDS

No dividends on the Common Shares have been paid by the Company to date and the Company may not declare or pay any cash dividends in the foreseeable future. Any payments of dividends will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the Company’s Board of Directors may consider appropriate in the circumstances.

FOREIGN SUBSIDIARIES

The Company conducts certain of its operations through foreign subsidiaries and some of its assets are held in such entities. Any limitation on the transfer of cash or other assets between the Company and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

ACCOUNTING POLICIES AND INTERNAL CONTROLS

The Company prepares its financial reports in accordance with IFRS applicable to publicly accountable enterprises. In preparing financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s annual consolidated financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and annual consolidated financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

INTERNAL CONTROL OVER FINANCIAL REPORTING PURSUANT TO THE SARBANES-OXLEY ACT

The Company is required to assess its internal controls in order to satisfy the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with SOX. The Company’s failure to satisfy the requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements which, in turn, could harm the Company’s business and negatively impact the trading price of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel.

Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with these requirements on an ongoing basis.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

ENFORCEMENT OF CIVIL LIABILITIES

Substantially all of the assets of the Company are located outside of Canada and certain of the Directors and officers of the Company are resident outside of Canada. As a result, it may be difficult or impossible to enforce judgments granted by a court in Canada against the assets of the Company or the Directors and officers of the Company residing outside of Canada.

POSSIBLE U.S. FEDERAL INCOME TAX CONSEQUENCES FOR U.S. INVESTORS

The Company might be treated as a “passive foreign investment company” under the U.S. Internal Revenue Code, which could result in adverse U.S. federal income tax consequences for U.S. investors. Prospective U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences if the Company is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and such determination will depend on the composition of the Company’s income, expenses and assets from time to time and the nature of the activities performed by its officers and employees. Prospective U.S. investors should consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse income tax consequences but may result in an inclusion in gross income without receipt of such income.

INFORMATION AND CYBER SECURITY

The Company’s information systems, and those of its third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s third-party service providers or vendors.

The Company’s operations depend, in part, on how well the Company and its suppliers, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. Orla has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company also depends on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any known material losses relating to cyber attacks or other data/information security breaches, there can be no assurance that Orla will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

Any future significant compromise or breach of the Company’s data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company’s reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Company’s business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

GOLD INDUSTRY CONCENTRATION

Orla is concentrated in the gold mining industry, and as such, the Common Shares and Orla’s profitability will be particularly sensitive to changes in, and our performance will depend to a greater extent on, the overall condition of the gold mining industry. Orla may be susceptible to an increased risk of loss, including losses due to adverse occurrences affecting the Company more than the market as a whole, as a result of the fact that its operations are concentrated in the gold mining sector.

INDEBTEDNESS

As of December 31, 2020, Orla had aggregate consolidated indebtedness under its Facility as discussed under the heading “General Development of the Business – Developments During 2020”. As a result, the Company is required to use a portion of its cash flow to service principal and interest on its debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control. The Company may not generate cash flow from operations in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default. The terms of the Facility require the Company to satisfy various affirmative and negative covenants. These covenants limit, among other things, the Company’s ability to incur further indebtedness, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants would likely result in an event of default under the credit facility and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company’s business, financial condition and results of operations and the price of our Common Shares.

SHAREHOLDER ACTIVISM

Publicly traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company’s reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company’s management and Board, which could have an adverse effect on the Company’s business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board, this could adversely affect the Company’s business and future operations. This type of activism can also create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and the Company’s ability to attract and retain qualified personnel.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

DESCRIPTION OF CAPITAL STRUCTURE

COMMON SHARES

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value, of which 229,285,940 Common Shares were issued and outstanding as December 31, 2020, and 237,308,584 Common Shares are issued and outstanding as of March 19, 2021.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of Directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of Directors may elect all Directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

WARRANTS

None of the Company’s outstanding share purchase warrants are listed and posted for trading on the TSX or the NYSE American and none of the Company’s outstanding share purchase warrants are governed by the terms of a warrant indenture.

The following table summarizes information about the number of warrants outstanding as of December 31, 2020 and as of the date of this AIF:

Expiry date	Exercise price		December 31, 2020		Date of this AIF
February 15, 2021	C$	2.35		7,782,994		NIL
July 8, 2021	C$	0.62		370,000		370,000
June 12, 2022	C$	1.65		4,992,500		4,992,500
November 7, 2022	C$	1.40		3,000,000		3,000,000
December 18, 2026	C$	3.00		32,500,000		32,500,000
Total number of warrants				48,645,494		40,862,500

Weighted average exercise price			C$	2.64	C$	2.70

STOCK OPTIONS, RESTRICTED SHARE UNITS, DEFERRED SHARE UNITS AND BONUS SHARES

As at March 19, 2021:

•	9,410,027 Common Shares are issuable on exercise of outstanding stock options;

•	921,356 Common Shares are issuable upon vesting of outstanding Restricted Share Units (or cash may be payable in lieu thereof); and

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

•	644,525 Common Shares are issuable upon vesting of outstanding Deferred Share Units (or cash may be payable in lieu thereof).

In addition, the Company has granted an entitlement to its Chairman of the Board to receive a one-time award of 500,000 Common Shares (“Chairman Bonus Shares”) at a deemed price of C$1.39 per Chairman Bonus Share in consideration for his acting as Chairman of the Board, which Chairman Bonus Shares have certain vesting restrictions. The Chairman Bonus Shares will only become issuable on the date that Mr. Jeannes ceases to act as a director of the Company following June 18, 2020, unless the Chairman Bonus Shares sooner vest upon a change of control of the Company as defined in the award agreement.

The Company had also granted an entitlement to its President and Chief Executive Officer to receive a one-time award of 1,000,000 Common Shares (“CEO Bonus Shares”), which CEO Bonus Shares had staged vesting restrictions based upon the Company’s achievement of certain 30-day volume weighted average trading price levels on the TSX, at which times a specified percentage of the CEO Bonus Shares would become issuable to Mr. Simpson, unless the CEO Bonus Shares sooner vest upon a change of control as defined in the award agreement. As of the date of this AIF, the vesting conditions for all of these CEO Bonus Shares had been achieved and all 1,000,000 Common Shares were issued during 2020.

DIVIDENDS

The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business. The payment of future cash dividends, if any, will be reviewed periodically by the Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. The Company has not paid any dividends on its Common Shares since its incorporation.

MARKET FOR SECURITIES

The Common Shares are currently listed and posted for trading on the TSX under the symbol “OLA” and on the NYSE American under the symbol “ORLA”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the most recently completed financial year ended December 31, 2020. Orla began trading on the NYSE American on December 22, 2020 and therefore limited share price and volume information was available at December 31, 2020. The price of Orla’s Common Shares on the NYSE American under symbol “ORLA” was $5.39 on December 31, 2020.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

Month	High (C$)		Low ($)		Volume
January 2020	C$	2.58	C$	1.78	5,479,000
February 2020	C$	2.70	C$	1.99	3,410,000
March 2020	C$	2.48	C$	1.48	5,775,000
April 2020	C$	3.42	C$	1.98	14,296,000
May 2020	C$	4.06	C$	3.11	11,223,000
June 2020	C$	3.92	C$	3.07	6,370,000
July 2020	C$	6.00	C$	3.64	11,764,000
August 2020	C$	7.51	C$	5.75	13,940,000
September 2020	C$	6.12	C$	4.71	7,993,000
October 2020	C$	6.15	C$	4.77	12,187,000
November 2020	C$	7.20	C$	5.45	16,364,000
December 2020	C$	7.12	C$	5.99	28,897,000

The price of the Common Shares as quoted by the TSX at the close on December 31, 2020 was C$6.86 and on March 18, 2021 was C$4.85.

DIRECTORS AND OFFICERS

NAME, OCCUPATION AND SECURITY HOLDING

The following table sets out the name, province or state, and country of residence of each current Director and executive officer of the Company, their respective positions held with the Company and their respective principal occupations during the preceding five years.

Name, Province and Country of Residence, and Position	Director/Officer Since	Principal Occupation for the Past Five Years
Jason D. Simpson [3] President, Chief Executive Officer and Director Ontario, Canada	November 2018	Director, President and Chief Executive of the Company since November 2018; Chief Operating Officer of Torex Gold Resources Inc. from January 2013 to November 2018.

Charles A. Jeannes [1,2,4] Director (Non-Executive Chair of the Board of Directors) Nevada, USA	June 2017	Non-Executive Chairman of the Board of Directors; Director of Tahoe Resources Inc. from January 2017 to February 2019; Director of Pan American Silver Corp. since February 2019 and Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) since November 2016 (mining companies); former President and Chief Executive Officer of Goldcorp (mining company) from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008; serves as a University of Nevada, Reno (“UNR”) Foundation Trustee (a non-profit Board).

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

Name, Province and Country of Residence, and Position	Director/Officer Since	Principal Occupation for the Past Five Years
George Albino [1,4] Director Colorado, USA	June 2017	Corporate Director and Geologist; Chairman of the Board of Eldorado Gold Corporation (mining company) from December 2017 until February 2021 and director since October 2016; Managing Director and Mining Analyst at GMP Securities, L.P., Research Division from 2010 until 2016.

Tim Haldane [3] Director Arizona, USA	June 2017	Mining professional with international project development experience; previously Senior Vice-President of Operations - USA and Latin America at Agnico Eagle (mining company) from 2014 until February 2017.

Richard Hall [2,4] Director Colorado, USA	June 2015	Corporate Director, Geologist and Mineral Industry Consultant; Director at IAMGold Corporation from March 2012 to present, Kaminak Gold Corporation from February 2013 to July 2016 and Klondex Mines Ltd. (Chairman) from September 2014 to July 2018 (all mining companies).

Jean Robitaille [2,3] Director Ontario, Canada	December 2016	Senior Vice-President, Corporate Development, Business Strategy and Technical Services at Agnico Eagle (mining company) since 2014; 30 years at Agnico Eagle, including as Senior Vice-President, Technical Services and Project Development (2008 to 2013), Vice-President, Metallurgy and Marketing, General Manager, Metallurgy and Marketing and Mill Superintendent and Project Manager; prior to Agnico Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group (mining company); director of Pershimco Resources Inc. (2011 to 2016).

David Stephens [1] Director Ontario, Canada	March 2018	Partner, Agentis Capital Mining Partners (capital markets advisory) and consultant (mining and technology) from 2019-present; Head of Engineering at Vrify Technologies Inc. (mining investment technology) from 2020-present. Vice President, Corporate Development and Marketing at Goldcorp (mining company) from 2017-2019; Vice President, Treasurer of Goldcorp (2016-2017).

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

Name, Province and Country of Residence, and Position	Director/Officer Since	Principal Occupation for the Past Five Years
Elizabeth McGregor [1,4] Director British Columbia, Canada	June 2019	Executive Vice President and Chief Financial Officer of Tahoe Resources Inc. (mining company) from August 9, 2016 until the acquisition by Pan American Silver Corp. on February 22, 2019; prior to her role as Chief Financial Officer, she served as Tahoe Resources Inc.’s VP Treasurer; Goldcorp (mining company) from 2007 to 2013, where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. She has served as a director of Kinross Gold Corporation (mining company) since November 6, 2019.

Eric Colby Director Colorado, USA	December 2020	Vice President, Strategic Communications at Newmont since March 2020; prior thereto he served in the Corporate Development group at Newmont since 2013.

Etienne Morin Chief Financial Officer British Columbia, Canada	April 2018	Chief Financial Officer of the Company since April 2018; Goldcorp (mining company) from 2006 to 2018, where he held various financial and capital markets roles including Director, Investor Relations; Director, Corporate Development; Director, Business Planning and Financial Evaluations.

Andrew Cormier Chief Operating Officer Ontario, Canada	April 2020	Chief Operating Officer of the company since April 2020; Alamos Gold Inc. from 2013 to 2020, where he was VP Development and Construction; Project Manager at AuRico Gold Inc. 2007-2013; Principal Metallurgist at SNC-Lavalin; from 1993 to 2004. He worked for various mining companies in operations.

Notes:
(1)	Member of the Audit Committee. Ms. McGregor is the Chairperson of the Audit Committee.
(2)	Member of the Compensation Committee. Mr. Hall is the Chairman of the Compensation Committee.
(3)	Member of the Environmental, Sustainability, Health & Safety Committee. Mr. Haldane is the Chairman of the Environmental, Sustainability, Health & Safety Committee.
(4)	Member of the Corporate Governance & Nominating Committee. Mr. Albino is the Chairman of the Corporate Governance & Nominating Committee.

Each Director’s term of office expires at the next annual meeting of shareholders of the Company or when his/her successor is duly elected or appointed, unless his/her term ends earlier in accordance with the articles or by-laws of the Company, he/she resigns from office or he/she becomes disqualified to act as a Director of the Company.

As at March 19, 2021, and based on the disclosure available on the System for Electronic Disclosure by Insiders (“SEDI”), the Directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 9,104,629 Common Shares, representing approximately 3.8% of the total number of Common Shares outstanding before giving effect to the exercise of stock options, Restricted Share Units, Deferred Share Units or warrants to purchase Common Shares held by such Directors and executive officers.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company and, except as set out below, none of the Directors or executive officers of the Company is, as at the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that: (a) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the Directors or executive officers of the Company or, to the Company’s knowledge, any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority, or (a) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

None of the Directors or executive officers of the Company, or, to the Company’s knowledge, any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (a) is, as at the date of this AIF, or has been within ten years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

CONFLICTS OF INTEREST

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and any of the Company’s Directors or officers. However, certain of the Directors and officers of the Company are directors, officers and/or shareholders of other private and publicly listed companies, including companies that engage in mineral exploration and development and therefore it is possible that a conflict may arise between their duties to the Company and their duties to such other companies. All such conflicts will be dealt with pursuant to the provisions of the applicable corporate legislation and the Company’s Code. In the event that such a conflict of interest arises at a meeting of the Directors, a Director affected by the conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the matter in respect of which the conflict arises. Directors and executive officers are required to disclose any conflicts or potential conflicts to the Board of Directors as soon as they become aware of them. See the section of this AIF entitled “Risk Factors – Conflicts of Interest”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no material legal proceedings or regulatory actions involving Orla or its properties as at the date of this AIF, and Orla is not aware of any such proceedings or actions currently contemplated.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, no Director or executive officer of the Company, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States of America is Computershare Trust Company, N.A. in Canton, Massachusetts, Jersey City, New Jersey and Louisville, Kentucky.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial period ended December 31, 2020 or since such time or before such time that are still in effect, other than those in the ordinary course of business, are as follows:

1,	The Loan Agreement with respect to the Facility. See “General Development of the Business – Developments During 2019” for further details.

2.	The Layback Agreement. See “General Development of the Business – Developments During 2020 and Development During 2021” for further details.

INTERESTS OF EXPERTS

QUALIFIED PERSONS UNDER NI 43-101

The following persons have been named as having prepared or certified a report, valuation, statement, or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations during, or relating to, the Company’s financial year ended December 31, 2020:

2021 Camino Rojo Report – Carl E. Defilippi, RM, SME of KCA, Matthew D. Gray, Ph.D., C.P.G. of RGI, Michael G. Hester, FAusIMM of IMC and John J. Ward, C.P.G. of John Ward, RG, Groundwater Consultant, LLC.

Cerro Quema Report – Eugene Puritch, P. Eng., Richard H. Sutcliffe, P.Geo., Tracy Armstrong, P.Geo., Antoine Yassa, P.Geo., David Burga, P.Geo., Kenneth Kuchling, P.Eng., and Fred Brown, P.Geo., of P&E Mining Consultants Inc., Gene Tortelli, PE, George Lightwood, PE, and David Brown, P.Geo., of Golder Associates Inc., and Mark Gorman, PE of KCA.

None of the foregoing persons, or any director, officer, employee, or partner thereof, as applicable, received or has received a direct or indirect interest in the Company’s property or the property of any of the Company’s associates or affiliates. Each of the aforementioned persons are independent of the Company and held an interest in either less than 1% or none of the Company’s securities or the securities of any associate or affiliate of the Company at the time of preparation of the respective reports and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of the Company’s securities or the securities of any associate or affiliate of the Company in connection with the preparation of the Report. None of the aforementioned persons nor any director, officer, employee, or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed, or employed as a Director, officer or employee of the Company or of any associate or affiliate of the Company.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

All scientific and technical information in this AIF has been reviewed and approved by J. Andrew Cormier, P.Eng., who is a “Qualified Person” under NI 43-101. As of the date hereof, Mr. Cormier held 75,200 Common Shares and 600,000 stock options of the Company.

AUDITORS

The Company’s independent auditors are Ernst & Young LLP, Chartered Professional Accountants, who have issued an Independent Auditor’s Report in respect to the Company’s consolidated financial statements for the year ended December 31, 2020. Ernst & Young LLP has advised the Company that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of Public Company Accounting Oversight Board (United States) (PCAOB) Rule 3520, Auditor Independence.

AUDIT COMMITTEE INFORMATION

The Audit Committee has the responsibility of, among other things: overseeing financial reporting, internal controls, the audit process and the establishment of “whistleblower” and related policies; recommending the appointment of the independent auditor and reviewing the annual audit plan and auditor compensation; pre-approving audit, audit related and tax services to be provided by the independent auditor; and reviewing and recommending approval to the Board of Directors of annual and quarterly financial statements and management’s discussion and analysis.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures and reporting to the Company’s Board of Directors. A copy of the charter is attached hereto as Schedule “A” to this AIF.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is comprised of four Directors. The following table sets out the name of each current Audit Committee member and whether they are “independent” and “financially literate”. To be considered independent, a member of the Audit Committee must not have any direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgement. To be considered financially literate, a member of the Audit Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected by the Company’s financial statements.

Name of Member	Independent	Financially Literate
Elizabeth McGregor	Yes[1]	Yes[1]
George Albino	Yes[1]	Yes[1]
Charles A. Jeannes	Yes[1]	Yes[1]
David Stephens	Yes[1]	Yes[1]

(1) As defined under National Instrument 52-110 Audit Committees (“NI 52-110”) and within the meaning of the applicable NYSE American listing standards and requirements.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

RELEVANT EDUCATION AND EXPERIENCE

The education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with: an understanding of the accounting principles used by Orla to prepare its financial statements; the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Orla’s financial statements, or experience actively supervising one or more persons engaged in such activities; and an understanding of internal controls and procedures for financial reporting, is set out below.

ELIZABETH MCGREGOR

Ms. McGregor served as the Executive Vice President and Chief Financial Officer of Tahoe Resources Inc. from August 2016 until the acquisition by Pan American Silver Corp. in February 2019. Ms. McGregor is a Canadian Chartered Professional Accountant (CPA, CA) and, prior to her role as Chief Financial Officer, served as Tahoe Resources Inc.’s VP Treasurer. She directed financial planning, corporate liquidity, financial reporting and risk management. Prior to joining Tahoe Resources Inc., she worked at Goldcorp from 2007 to 2013 where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. Ms. McGregor has also served as a director of Kinross Gold Corporation since November 6, 2019. Ms. McGregor began her career at KPMG as Audit Manager. She holds a B.A. (Hons) from Queen’s University in Kingston.

DAVID STEPHENS

Mr. Stephens is a partner at Agentis Capital Mining Partners, which provides capital markets advisory services and is Head of Engineering at Vrify Technologies Inc., a mining investment technology company. Mr. Stephens also provides consulting services in the mining and technology industries through his private consulting company. He was the Vice President, Corporate Development and Marketing at Goldcorp until its acquisition by Newmont on April 18, 2019, having previously served as Vice President and Treasurer. Prior to joining Goldcorp, Mr. Stephens spent ten years working in investment banking and equity research at various organizations including Macquarie Capital Markets Canada Ltd. and Orion Securities. Mr. Stephens holds a Bachelor’s degree in Electrical Engineering and Computer Science from Harvard University.

GEORGE ALBINO

Dr. Albino, Ph.D. is a geologist and was a Managing Director and Mining Analyst at GMP Securities, L.P., Research Division from 2010 until 2016. Prior to this, he was an Analyst at Macquarie Capital Markets Canada Ltd., Research Division from June 2002 until 2010, focusing on North American precious metal producers and exploration companies as well as base metal, uranium, and diamond companies. Dr. Albino has over 35 years of experience in mining and finance, having been a geologist for 18 years and as a highly-ranked sell side analyst covering mining (principally gold) stocks for 19 years. Before joining the financial services side of the business, he worked for 18 years in the mining industry, academia and government as an Exploration and Research Geologist exploring for precious metals, base metals, and diamonds. He is also serves as a director of Eldorado Gold Corporation. Dr. Albino has a Ph.D. from the University of Western Ontario, an M.S. from the Colorado State University and a B.A.Sc. from Queen’s University.

CHARLES JEANNES

Mr. Jeannes served as President and Chief Executive Officer of Goldcorp from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008. From 1999 until the acquisition of Glamis Gold Ltd. (“Glamis”) by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc., most recently as Vice President of Placer Dome North America. He is also currently a Director of Pan American Silver Corp. and Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) and serves as a UNR Foundation Trustee (a non-profit Board). He holds a Bachelor of Arts degree from UNR and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing, and international operations.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

AUDIT COMMITTEE OVERSIGHT

Since the commencement of Orla’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4, Section 3.2, Section 3.4, Section 3.5 or Section 3.8 of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established policies and procedures that are intended to control the services provided by the Company’s auditors and to monitor their continuing independence. Under these policies, no services may be undertaken by the Company’s auditors, unless the engagement is specifically approved by the Audit Committee or the services are included within a category that has been pre-approved by the Audit Committee. The maximum charge for services is established by the Audit Committee when the specific engagement is approved or the category of services pre-approved. Management is required to notify the Audit Committee of the nature and value of pre-approved services undertaken.

The Audit Committee will not approve engagements relating to, or pre-approve categories of, non-audit services to be provided by Orla’s auditors (i) if such services are of a type whereby the performance of which would cause the auditors to cease to be independent within the meaning of applicable rules, and (ii) without consideration, among other things, of whether the auditors are best situated to provide the required services and whether the required services are consistent with their role as auditor.

EXTERNAL AUDITOR SERVICE FEES

The aggregate fees billed by the Company’s external auditors in each of the last two financial years are as follows:

Financial Year Ended	Audit Fees [1]		Audit-Related Fees [2]		Tax Fees [3]		All Other Fees [4]
December 31, 2020	C$	294,110	C$	NIL	C$	NIL	C$	1,000
December 31, 2019	C$	90,000	C$	20,500	C$	22,350	C$	NIL

Notes:
(1)

Fees billed for professional services rendered by the Company’s external auditor for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements.

(2)	Fees billed by the Company's external auditor for assurance-related services that are not included in “audit fees”.
(3)	Fees for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)	Fees for products and services provided by the Company’s external auditor, other than services reported under the table headings “Audit Fees”, “Audit-Related Fees” or “Tax Fees”.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.orlamining.com.

Additional information, including Directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Management Information Circular of the Company dated April 2, 2020 prepared for its most recent annual meeting of shareholders held on May 13, 2020 and filed on SEDAR at www.sedar.com. This information will also be contained in the Management Information Circular of the Company to be prepared in connection with the Company’s 2021 annual meeting of shareholders currently scheduled to be held in May 2021 which will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in the Company’s audited consolidated financial statements and management discussion and analysis for the financial year ended December 31, 2020, which are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as required under applicable Canadian and United States securities legislation (“Securities Legislation”). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in documents and reports that it files or submits to the regulators in Canada and the United States under applicable Securities Legislation was recorded, processed, summarized and reported within the time periods specified in such applicable Securities Legislation and designated forms; and (ii) material information required to be disclosed in the Company’s documents and designated forms filed under such Securities Legislation was accumulated and communicated to the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

INTRODUCTION

The primary responsibility of the Audit Committee (the “Committee”) is to oversee Orla Mining Ltd.’s (the, “Company” or “Orla”) financial reporting process on behalf of the Company’s Board of Directors (the “Board”) in order to assist the directors of the Company in meeting their responsibilities with respect to financial reporting by the Company.

Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company’s annual financial statements.

1.	RESPONSIBILITIES AND AUTHORITY

The role, responsibility, authority and power of the Committee includes, but is not be limited to the following:

(a)	the Committee shall be directly responsible for the appointment and termination (subject to Board and shareholder ratification), compensation and oversight of the work of the independent auditors, including resolution of disagreements between management and the independent auditors regarding financial reporting;

(b)	the Committee shall ensure that at all times there are direct communication channels between the Committee and the internal auditors, if applicable, and the external auditors of the Company to discuss and review specific issues, as appropriate;

(c)	the Committee shall discuss with the independent auditors (and internal auditors, if applicable) the overall scope and plans for their audits, including the adequacy of staff. The Committee shall discuss with management and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company’s policies and procedures to assess, monitor, and manage business risk and legal risk;

(d)	the Committee shall, at least annually, obtain and review a report by the independent auditors:

(i)	describing their internal quality control procedures;

(ii)	reviewing any material issues raised by the most recent internal quality control review, or peer review, or any inquiry or investigation by a government or professional institute or society, within the preceding five years, respecting any independent audit carried out by the independent auditors, and any steps taken to deal with any such issues; and

(iii)	outlining all relationships between the independent auditor and the Company in order to assess the auditor’s independence;

(e)	the Committee shall meet separately, on a regular basis, with management and the independent auditors to discuss any issues or concerns, current or forthcoming, warranting Committee attention. As part of this process, the Committee shall provide sufficient opportunity for the independent auditors to meet privately with the Committee;

(f)	the Committee shall receive regular reports from the independent auditors on critical policies and practices of the Company, including all alternative treatment of financial information within generally accepted accounting principles which have been discussed with management. Where alternative treatment exists, the independent auditors shall be invited to express their opinion as to whether the Company is using best practices;

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

(g)	the Committee shall review management’s assertion on its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year and the independent auditors’ report on management’s assertion;

(h)	the Committee shall review and discuss earnings press releases, as well as information and earnings guidance provided to analysts and rating agencies;

(i)	the Committee shall review the interim and annual financial statements and disclosures under management’s discussion and analysis of financial condition and results of operations with management and the annual audited statements with the independent auditors, prior to recommending them to the Board for approval, release or inclusion in any reports to shareholders and/or securities commissions;

(j)	the Committee shall receive reports, if any, from corporate legal representatives of evidence of material violation of securities laws or breaches of fiduciary duty;

(k)	the Committee shall review and ensure that procedures are in place for the receipt, retention and treatment of complaints received by the Company regarding accounting and auditing matters, as well as the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(l)	the Committee shall meet as often as it deems appropriate to discharge its responsibilities and, in any event, at least four (4) times per year. Additional meetings may be held as deemed necessary by the Chair of the Audit Committee (the “Chair”) or as requested by any Committee member or the external auditors or management;

(m)	the Committee shall review all issues related to a change of auditor, including the information to be included in the notice of change of auditor and the planned steps for an orderly transition;

(n)	the Committee shall pre-approve all non-audit services to be provided to the Company by the external auditors;

(o)	the Committee shall review and approve the Company’s policy with regard to the hiring of current and former partners or employees of the present and former external auditors;

(p)	the Committee shall review the expenses of the Chief Executive Officer and the Chairman of the Board on a quarterly basis;

(q)	the Committee shall report on all the foregoing matters to the directors of the Company at the next Board meeting following;

(r)	subject to the provisions of Part 3 of National Instrument 52-110, at all times, the membership of the Committee shall be such that:

(i)	it shall be comprised of no fewer than three members;

(ii)	each of the members thereof shall be “unrelated directors” or “independent” directors of the Company, as may be defined by the Toronto Stock Exchange, the British Columbia Securities Commission or any other regulator to which the Company reports or may report in the future;

(iii)	each member of the Committee shall be financially literate in terms of the ability to read and understand a set of financial statements;

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2020	United States dollars unless otherwise stated

(iv)	no member of the Committee shall have a material business relationship with the Company;

(s)	no business shall be transacted by the Committee except at a meeting of the members thereof at which;

(v)	a majority of the members thereof are present;

(vi)	by a resolution in writing signed by all of the members of the Committee;

(t)	the minutes of all meetings of the Audit Committee shall be provided to the Board.

2.	WHISTLEBLOWER POLICY

With regard to the Company’s Whistleblower Policy (the “Whistleblower Policy”), the Committee shall:

(a)	review periodically and recommend to the Board any amendments to the Whistleblower Policy and monitor the procedures established by management to ensure compliance;

(b)	review actions taken by management to ensure compliance with the Whistleblower Policy and its response to any violations; and

(c)	review all reports received pursuant to the Whistleblower Policy and investigate each complaint and take appropriate action within the guidelines set forth in the Whistleblower Policy.

3.	RESPONSIBILITIES OF THE COMMITTEE CHAIR

The fundamental responsibility of the Chair is to be responsible for the management and effective performance of the Committee and to provide leadership to the Committee in fulfilling its Charter and any other matters delegated to it by the Board. To that end, the Chair’s responsibilities shall include:

(a)	working with the Chairman of the Board to establish the frequency of Committee meetings and the agendas for such meetings;

(b)	providing leadership to the Committee and presiding over Committee meetings;

(c)	facilitating the flow of information to and from the Committee and fostering and environment in which Committee members may ask questions and express their viewpoints;

(d)	reporting to the Board with respect to significant activities of the Committee and any recommendations of the Committee;

(e)	addressing, or causing to be addressed, all concerns communicated to the Chair under the Whistleblower Policy;

(f)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(g)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

4.	ADOPTION

ADOPTED AND APPROVED by the Board on December 6, 2016.

AMENDED AND APPROVED by the Committee and the Board on August 10, 2020.